
10011300

Valassis®

# SURGE in value



2009 Annual Report and Form 10-K



## 2009 Results

This past year, Valassis faced the same economic and competitive challenges as the rest of the country, yet we grew adjusted EBITDA[5] by $45.9 million.

# Moving Forward With Momentum and VALUE

"The ultimate measure of a man is not where he stands in moments of comfort and convenience, but where he stands at times of challenge and controversy," said Martin Luther King, Jr. I believe this is true of both individuals and of companies. In last year's annual shareholder letter, I predicted Valassis would emerge from the challenges of 2009 a stronger, more competitive company. And, we did.

## Surge in Value

It all starts with the consumer – it always has and always will. Consumer behavior, where people are willing to spend their time and money, ultimately determines the success of most any business. Whether you believe economic recovery has begun or will remain elusive, the crisis has been long enough, and deep enough, to permanently change consumer behavior and beliefs. This experience has forever changed how we spend, save and seek value. It is simply harder to get consumers to part with their money. Companies are scrambling to position their brands and advertising messages toward "value." Valassis has always been about delivering value. Our RedPlum™ product portfolio is designed to help clients deliver savings to consumers. Today, the momentum of the consumer's love affair with value is powering our portfolio. Though the recession has eased, consumers remain entrenched in deal-seeking behavior.[1] Personal savings rates are up,[2] credit card use is down,[3] and more consumers describe themselves as someone who prefers to "save money" rather than "spend money."[4] Anecdotally, our redemption and analytics subsidiary, NCH Marketing Services, Inc., reported total coupon redemptions were up 23% for 2009.

I am incredibly proud of our team and believe we delivered the best performance in our company's history. Through our "2009 Profit Maximization Plan" we fundamentally changed the cost structure of our business and renewed our commitment to a low-cost producer advantage. As a result, we significantly improved the operating leverage of our business. From a revenue perspective, we outperformed most other media companies, many who reported double-digit declines in 2009. Our successful cross-selling efforts drove a 24% increase in newspaper inserts revenue in 2009 compared to 2008. We increased our market share of total ad spending and expect to see continued migration toward shared mail distribution. Newspapers remain an important part of our distribution platform, yet clients still need to reach the increasing number of households who no longer read the newspaper. Shared Mail is the solution. Our Shared Mail business segment had its most profitable year in its history, driven by our ability to integrate both newspaper and shared mail distribution into single optimized buys, and our improved cost structure. The changes we have made to the cost structure of Shared Mail are sustainable, so even modest revenue increases will flow through significantly to the bottom line. Overall, our results have enabled us to reduce total debt by $191.5 million in 2009, positioning us well to invest in our future. Delivering blended media solutions, using both newspaper and shared mail distribution, is our most significant competitive advantage today. And our distribution platform is expanding.

## Digital Innovation

Technology and innovation are expanding the distribution channels for value. Consumers are increasingly evasive, and the power of our large, diverse distribution platform is well aligned with changing consumer media trends. Our commitment to deliver value to consumers – how, when and where they want – now includes connecting consumers with value online and in the store. We are excited about our plans and progress in the digital arena. Consumer awareness of redplum.com is growing, and our RedPlum Network has grown to include nearly 1,000 partners, delivering value through the sites consumers already visit regularly. Our innovative "coupon to card" program combines retailer loyalty programs with online values, empowering consumers to elect digital coupons with frequent shopper cards or other unique ID-based accounts. Even more significant is our ability to integrate offline and online media to deliver single, optimized media buys. Today, the world of digital and interactive coupons is very fragmented and often viewed by marketers as separate and specialized. As online marketing becomes more mainstream and marketers increasingly expect their online efforts to be integrated with their offline media plans, we believe that Valassis is at a unique vantage point to win.

## Power of Valassis

Valassis is the No. 1 supplier of value to a large and diversified client base. And, consumers look to our RedPlum brand as their No. 1 source of value. The combination is the power of Valassis. In the mailbox, in the newspaper, in-store and online, our products bring value to consumers. Our experienced and passionate team of employees has built a culture of unity, accountability and discipline, the type of culture needed to deliver results in today's environment. This year, more than at any time in my 25-year career with Valassis, I have witnessed an unprecedented fight in the hearts of our employees, a passion to deliver value to consumers, clients and shareholders. 2009 has been an extraordinary year, but I believe the best is yet to come. Marketing budgets are poised to grow, with actual spending dependent on the economy and consumer confidence. But either way, in times of great prosperity or in times of great economic challenge, Valassis is well positioned to win. We will ride the consumer surge toward value, leverage declining newspaper circulation into opportunity for Shared Mail at a higher profit margin, and continue to build our in-store and digital businesses to drive future growth. As clients look to follow changing consumer trends and harness the technology of new distribution methods, they will look to Valassis – just as they always have.



**Alan F. Schultz**
Chairman, President and Chief Executive Officer


International, Digital Media & Services 7.1%
Free-standing Insert 16.1%
Shared Mail 57.0%
Neighborhood Targeted 19.8%

2009 Share of Revenue by Segment


Satellite 3.0%
Other 2.7%
Financial 3.1%
Discount Stores 4.8%
Direct Marketers 5.4%
Grocery & Drug 19.1%
Telecommunications 6.3%
Consumer Packaged Goods 17.4%
Consumer Services 9.9%
Specialty Retail 14.6%
Restaurants 13.7%

2009 Percentage of Revenue by Client Vertical

Sources:
1 Information Resources, Inc., January 2010
2 Reuters.com, February 1, 2010
3 USA Today, February 8, 2010
4 U.S. Gallup Poll, April 27, 2009
5 See footnote b in the section entitled "2009 Financials at a Glance"

## Demand for savings

With an eye toward value and a greater reliance on research and planning when making purchase decisions, shopper deal-seeking behavior escalated in 2009 as evidenced by a 23% increase in coupon redemption, representing $3.5 billion in consumer savings. In response to this great demand for savings, consumer packaged goods (CPG) manufacturers distributed a record-breaking 311 billion coupons in 2009 – an 11% increase.[1]

The shopping experience has changed – 87% of consumers indicate the price of an item is an important factor in product selection;[2] 73% of shoppers make shopping lists; and 61% regularly review the store circular.[3] List-making and sale shopping are a common part of the shopping experience. These are learned behaviors, and with an increased desire to get more for their money, we expect coupon codes, deals and coupons will continue to be important marketing tools to reach and motivate shoppers in the foreseeable future.

## Relevance of our portfolio

With the combination of our value-oriented content, multiple distribution channels and unparalleled reach, RedPlum powers our mission to deliver value to consumers how, when and where they want. We offer blended media solutions that include the only national shared mail distribution network of its kind together with newspaper, in-store and online delivery of value, savings and deals.

As the number of media channels to reach consumers with value increases, targeting is essential and technology can assist in providing the most effective solution. Valassis' patent-pending Integrated Media Optimization (IMO) engine targets relevant geographies, identifies consumer media usage and blends the right media to produce the strongest multi-media channel recommendations. Valassis leads the market in providing our clients optimized media plans and blended and proven marketing solutions, further differentiating us from our competitors.

## Innovation in digital and in-store

While couponing continues to be a highly effective strategy for brands and retailers, innovation in the digital and in-store sectors bring with it increased marketing and advertising opportunity to meet the needs of today's tech-savvy and on-the-go shopper. An engaging in-store shelf signage program with a consumer-friendly look and feel can produce a 40 to 50% return on investment.[4] In 2010, we will unveil our RedPlum suite of in-store media developed in partnership with one of the nation's largest supermarket chains.

Our suite of digital media extends a promotion's reach online and activates print media digitally. Valassis' industry-leading DigitalOfferExpert™ technology is a complete end-to-end solution for digital coupon management, allowing consumers to easily download deals relevant to them to a participating loyalty card or unique ID-based account. Offers can be targeted based on retailer, store or purchase behavior data.

Redplum.com, where we offer deals, coupons, savings tips and coupon codes, has generated a six-fold increase in secure coupon prints from January 2009 to January 2010. Our RedPlum Network is the fastest growing online coupon network today with nearly 1,000 affiliate sites across 220 designated market areas where you can find redplum.com coupons. In addition to deal-oriented sites, it also extends to lifestyle, local, newspaper and retailer sites.

### Hope for families

Building on our wish to help the American family, Valassis is widely recognized for our Have You Seen Me?® program. In 2010, we will mark our 25th year of reuniting missing children with their families in partnership with the National Center for Missing & Exploited Children (NCMEC) and the U.S. Postal Service. We feature the photos of missing children across our product portfolio and our program is responsible for 87% of the leads NCMEC receives. Of the more than 2,000 children featured, 1,100 have been recovered through photo distribution programs like ours and other efforts.

In 2009 and part of 2010, RedPlum posters were displayed in 33,000 post offices across the country. Seen 2.5 billion times, the posters raised awareness to this admirable cause. We are proud of our longstanding partnership which brings hope to families of missing children.

# Value of RedPlum™

RedPlum is the source of compelling local, regional and national deals in the mail, the newspaper, in-store and online at redplum.com and through our expansive RedPlum Network. We have been engaging and activating consumers for 40 years, and our products reach 100 million households each week.

Our Shared Mail package reaches 9 out of 10 households across the country, and in 2009, an average cooperative free-standing insert coupon booklet provided up to $50 in savings. Our 15,000 clients include leading national brands in a diverse array of categories. The strong call to action of our RedPlum media enables marketers to be visible where consumers look for value, engage with them, activate a response and measure results. For consumers, today and in the future, it's all about value and RedPlum is that source.

### Shared Mail


redplum
Good Deal
BACK PAIN IN THE MORNING
BACK PLAYING IN THE AFTERNOON
WHAT ACHE?
EXCEDRIN
SAVE $1.50

### Free-standing Insert (FSI)


HAVE YOU SEEN ME?
redplum
SUBWAY
HURRY IN!
$6 ANY FOOTLONG
PLUS ADD $1.25 FOOTLONG SIDEKICKS
Doritos

### Run of Press (ROP)


Report warns shoppers of toy hazards
ACCURATE FOUNDATION REPAIR
Work Bold.
Play Bold.
Swifter action on cribs promised
$79.99
Start Shopping EARLY!

### Newspaper and Shared Mail Inserts


petal power
Pier 1 imports

### In-store


COUPON RETURN
SAVE $1.00
SAVE $1.00
Save $1.00
TOWN HOUSE
www.pricechopper.com

### Digital


redplum
save $1
Good Deals, Coupons, Savings & Tips
THE CRAFT 2" MENU

### Polybag Advertising Samples


redplum
Kellogg's
FROOT LOOPS
APPLE JACKS
NOW PROVIDES FIBER
SAME GREAT TASTE!
COUPON INSIDE POUCH!

### Direct-to-Door


PIZZA INN!
WE JUST MOVED INN
Pizza Inn
$13.99
$16.99
$10.99
$16.99

1 NCH Marketing Services Inc., 2010 Topline Coupon Facts Report
2 IRI Food Safety Report, March 2009
3 IRI 2010 FMI Economics Survey
4 Insignia Systems, Inc.

# 2009 Financials at a glance

Millions of dollars, except per share data
Fiscal Years ended December 31,

| | 2009 | 2008 | % CHANGE |
|---|---|---|---|
| Total Revenues | $2,244.2 | $2,381.9 | -5.8% |
| Net Earnings (Loss) | $66.8 | ($209.7)[c] | – |
| Earnings (Loss) Per Share, Diluted | $1.36 | ($4.37)[c] | – |
| Average Shares Outstanding (in thousands) | 49,270 | 47,977 | +2.7% |
| Earnings Before Impairment Charge[a] | $66.8 | $13.7[c] | +387.6% |
| Adjusted EBITDA[b] | $262.7 | $216.8 | +21.2% |

Total Revenues (in millions)



$1,131.0
$1,043.5
$2,242.2d
$2,381.9
$2,244.2
2005
2006
2007
2008
2009


Earnings Per Share, Before Impairment Charge



$1.79c
$.95c
$1.09c
$0.29a,c
$1.36
2005
2006
2007
2008
2009


[a] Earnings Before Impairment Charge is a non-GAAP financial measure and represents net earnings (loss) of ($209.7) million for 2008 adjusted to exclude an impairment charge of $245.7 million ($223.4 million, net of tax) taken in the fourth quarter of 2008. Earnings Per Share Before Impairment Charge is a non-GAAP financial measure and represents diluted earnings (loss) per share of ($4.37) for 2008 adjusted to exclude the effect of the net impairment charge, equivalent to $4.66 loss per share. These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation from, or as an alternative to net earnings or earnings per share prepared in accordance with GAAP. These financial measures are considered by management to be more comparable measures of Valassis performance versus prior years.

[b] Adjusted EBITDA is a non-GAAP financial measure, has limitations as an analytical tool and should not be considered in isolation from, or as an alternative to, net income, cash flow or other income or cash flow data prepared in accordance with GAAP. This financial measure is considered by management to be a more comparable measure of Valassis' performance versus prior years and is consistent with the information used to develop the earnings guidance shared with investors. For further discussion of this non-GAAP financial measure, see Valassis' fourth quarter 2009 press release dated February 22, 2010 available at www.valassis.com. A reconciliation of adjusted EBITDA to net earnings (loss) and cash flows from operating activities is set forth below.

## Reconciliation of Adjusted EBITDA to Net Earnings (Loss) and Cash Flows from Operating Activities (dollars in millions)

| | 2009 | 2008[c] |
|---|---|---|
| Net Earnings (Loss) | $66.8 | ($209.7) |
| plus: Income taxes | 44.2 | (6.2) |
| Interest expense, net | 86.5 | 96.0 |
| Other non-cash expenses (income) | (14.4) | 5.3 |
| Depreciation and amortization | 67.8 | 69.4 |
| Impairment charge | – | 245.7 |
| EBITDA | $250.9 | $200.5 |
| Stock-based compensation expense | 7.1 | 7.1 |
| Amoritization of customer contract incentive | – | 2.4 |
| Restructuring costs/severance | 4.7 | 6.8 |
| Adjusted EBITDA | $262.7 | $216.8 |
| Interest expense, net | (86.5) | (96.0) |
| Income taxes | (44.2) | 6.2 |
| Restructuring costs, cash | (4.7) | (6.8) |
| Changes in operating assets and liabilities | 70.1 | (26.1) |
| Cash flows from operating activities | $197.4 | $94.1 |

[c] Effective January 1, 2009, we adopted Financial Accounting Standards Board Accounting Standards Codification 470-20, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", (ASC 470-20) which requires retrospective application. This adoption of ASC 470-20 had no effect on the current period. Previously reported net earnings and EPS for the year ended December 31, 2008 have been reduced by $2.2 million and $0.05, respectively, as the result of recognizing incremental non-cash interest expense of $3.3 million during that period. In addition, previously reported EPS for the years ended December 31, 2007, 2006 and 2005 were reduced by $0.12, $0.12 and $0.11, respectively, based on this retrospective application. In May 2008, we repurchased approximately 99.95% of our convertible debt.

[d] Excludes revenue for ADVO, Inc. for the period of January 1, 2007 through March 1, 2007. ADVO, Inc. was acquired on March 2, 2007.

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



Received SEC
MAR 30 2010
Washington, DC 20549


---

FORM 10-K

---

(Mark One)

__X__ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

**For the fiscal year ended December 31, 2009**

or

______ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: **1-10991**

**VALASSIS COMMUNICATIONS, INC.**
(Exact Name of Registrant as Specified in its Charter)

| **DELAWARE** | **38-2760940** |
|---|---|
| (State of Incorporation) | (IRS Employer Identification Number) |

**19975 Victor Parkway**
**Livonia, MI 48152**
(Address of principal executive offices)
Registrant's Telephone Number: **(734) 591-3000**

---

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Exchange on which registered |
|---|---|
| **Common Stock, par value $.01 per share** | **New York Stock Exchange** |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes __X__ No ______

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act:

Yes ______ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes __X__ No ______

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes______ No _______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large Accelerated Filer ______ Accelerated Filer __X__

Non-Accelerated Filer ______ (Do not check if a smaller reporting company) Smaller Reporting Company _____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes _____ No __X__

As of March 3, 2010, there were 49,114,668 shares of the Registrant's Common Stock outstanding. As of June 30, 2009, the aggregate market value of the voting and non-voting stock held by non-affiliates* of the registrant was approximately $260.0 million.

Documents Incorporated by Reference

The applicable portions of Valassis' Definitive Proxy Statement for the 2010 Annual Meeting of Stockholders to be held on or about May 6, 2010 are incorporated by reference herein into Part III of this Annual Report on Form 10-K.

* Without acknowledging that any individual director or executive officer of Valassis is an affiliate, the shares over which they have voting control have been included as owned by affiliates solely for purposes of this computation.

PART I

## Item 1. Business

### The Company

Valassis is one of the nation's leading media and marketing services companies, offering unparalleled reach and scale to more than 15,000 advertisers. Our RedPlum™ portfolio of products and services delivers value on a weekly basis to more than 100 million shoppers across a multi-media platform, in the mailbox, in the newspaper, on the doorstep, in store and online. In 2009 we saw increased coupon distribution and redemption; a changing consumer landscape toward value; and new savings-focused buying behaviors. The recent recession has shaped a new generation of consumers who we believe will increasingly demand value and seek out savings. We also believe these changes in spending and saving habits will continue when the economy rebounds, positioning our portfolio well for the future. RedPlum and redplum.com provide consumers with an abundance of local and national offerings across a multi-media platform on brands they want most.

Our products and services are positioned to help our clients reach their customers through a mass-delivered or targeted program. We provide our clients with blended media solutions, including shared mail and newspaper delivery. We offer the only national shared mail distribution network in the industry. We utilize a patent-pending tool that provides our clients with multi-media targeting recommendations. We are committed to providing innovative marketing solutions to maximize the efficiency and effectiveness of promotions for our clients and to deliver value to consumers how, when and where they want. The cross selling of our products and services to our clients is expected to continue to drive sustainable profitable revenue growth.

On March 2, 2007, we acquired ADVO, Inc., now known as Valassis Direct Mail, Inc., for approximately $1.2 billion through our wholly-owned subsidiary, Michigan Acquisition Company, pursuant to an Agreement and Plan of Merger, dated as of July 5, 2006, as amended by Amendment No. 1, dated as of December 18, 2006. The results of ADVO's operations have been included in our consolidated financial statements since the acquisition date. As a result of the acquisition, we made ADVO a separate reportable segment known as Shared Mail.

We currently operate our business in the following four operating segments:

Shared Mail – products that have the ability to reach 9 out of 10 U.S. households through shared mail distribution:

- Our Shared Mail programs combine the individual print advertisements of various clients into a single shared mail package delivered primarily through the United States Postal Service, or USPS; and
- Solo Mail and Other Products and Services consist of list procurement, addressing, processing and the distribution of brochures and circulars for individual clients through the USPS.

Neighborhood Targeted – products that are targeted based on geographic and demographic characteristics:

- Newspaper Inserts (formerly called Preprinted Inserts) – specialized print promotion programs in a variety of formats for single advertisers;
- Newspaper-delivered Product Sampling – client product samples inserted into newspapers or placed in a polybag with the newspapers;
- Newspaper Polybag Advertising – full-color advertising message on a newspaper polybag without a sample;
- Door Hangers – product samples and advertisements delivered directly to the consumer's door; and
- Run of Press (ROP) – brokering of advertising printed directly on pages of newspapers.

Free-standing Inserts – products that reach a large area at a low cost to the client:

- Cooperative Free-standing Inserts (FSI) – four-color promotional booklets containing the coupons of multiple advertisers (cooperative) that are distributed to approximately 59 million households through newspapers and shared mail, as well as customized FSIs (custom co-ops) featuring multiple brands of a single client.

International, Digital Media & Services:

- This segment includes all other lines of business not included in the separately reported segments, including NCH Marketing Services, Inc. ("NCH"), Valassis Canada, Promotion Watch, direct mail, analytics, digital and in-store.

## Shared Mail

We distribute, through our wholly-owned subsidiary, Valassis Direct Mail, Inc., shared mail advertising products to approximately 70 million U.S. households, primarily on a weekly basis largely through the USPS. The Shared Mail segment also includes solo mail and other products and services.

We maintain one of the most comprehensive and up-to-date residential address lists in the United States and have a total reach of over 112 million U.S. households. Our client base for this segment consists principally of national and local grocers, restaurants, drug stores, discount and department stores and home furnishing and other retailers.

Shared Mail programs combine the individual print advertisements of various clients into a single shared mail package delivered mainly through the USPS. Individual clients can select targeting levels by choosing all ZIP code zones, specific ZIP code zones, or sub-zip code zones; these sub-zip code zones average approximately 3,500 households. Our advanced targeting capabilities enable clients, such as retail chains, to select areas serviced by their stores and, at the same time, distribute different versions of the targeted advertisements to reach their target consumers. Shared Mail clients share bulk pre-sort mailing rates for a single package, generating substantial savings relative to an individual mailing. In addition, the Shared Mail nationwide network of state-of-the-art distribution facilities provide clients with the ability to reach consumers within a two-day window, assuring timely delivery of coupons, dated offers and sale-break announcements. In 2009, we distributed approximately 3.8 billion shared mail packages, including 33.1 billion shared mail pieces.

Our core Shared Mail program is published under our consumer brand name RedPlum. The RedPlum Shared Mail Package is a four-page, color booklet wrapped around individual print advertisements of various clients. This program reaches approximately 70 million households on a weekly basis. Shared Mail can reach an additional 33 million households that extend coverage to markets not already served by Shared Mail's core distribution network. Shared Mail handles clients' orders directly and manages distribution of their advertising through its Allied National Network Extension, or A.N.N.E. – a partnership of independent shared mail companies. Conversely, A.N.N.E enables participating members to offer their clients extended marketplace reach with the shared mail household coverage.

Solo mail and other products and services included in this segment consist of list procurement, addressing, processing and the distribution of brochures and circulars for individual clients through the USPS. We also provide ancillary services to complement our mail programs such as list rental and provide direct mail advertising solutions for local neighborhood businesses utilizing an envelope format.

Distribution costs, which include postage, transportation and other alternative delivery costs, are the largest cost component of the Shared Mail segment. For the year ended December 31, 2009, distribution costs represented approximately 55% of total Shared Mail costs.

Shared Mail revenues for the year ended December 31, 2009 were $1,279.1 million, or 57.0% of our total revenue. The top 10 clients accounted for approximately 26.9% of Shared Mail's revenues in 2009, and no one client accounted for over 10% of the segment revenues during the same period.

## Neighborhood Targeted

We believe that our clients use us to place Neighborhood Targeted advertising because of our ability to negotiate favorable media rates, our experience in selecting the best newspapers to meet our clients' needs, our well-developed production and national network placement capabilities and our ability to integrate ROP programs with our other products and services. Media is the major cost component of the Neighborhood Targeted segment.

### Newspaper Inserts

We provide our clients with print and media placement of traditional free-standing solo insert formats, as well as specialty print promotion products in various customized formats. Because these promotions feature only one client, the client has the ability to create a completely individualized promotion. This allows clients the flexibility to run promotions any day of the week in newspapers and through shared mail throughout the United States and to efficiently target these promotions. We specialize in producing full-service promotions for a wide range of clients allowing orders to be placed on a national, regional or local basis.

### Polybag Advertising and Sampling

We offer newspaper-delivered or direct-to-door sampling products that give manufacturers the ability to cover up to 65 million households. Samples can either be machine-inserted into newspapers (Newspac®), placed in a polybag around the newspaper, or pre-sealed in a pouch that forms part of the polybag (Newspouch®). In addition, Brand Bag™ and Brand Bag+™ offer clients the opportunity to deliver an impactful advertising message on a newspaper polybag without including a sample. The bags feature the client's advertising with the option of a weather-resistant tear-off coupon.

### Run of Press (ROP)

We offer our clients the ability to run their promotional advertising directly on the pages of newspapers by brokering advertising space. We offer the flexibility to run promotional advertising in any number of the available newspapers in our network of over 13,000 publications. The short lead time associated with this business makes this medium attractive for last-minute marketing decisions by our clients.

Neighborhood Targeted products generated revenues of $444.7 million during the year ended December 31, 2009, or 19.8% of our total revenues. The top 10 clients accounted for approximately 44.3% of Neighborhood Targeted revenues during the year ended December 31, 2009, and no one client accounted for over 10% of the segment revenues during the same period.

## Free-Standing Inserts

Cooperative Free-standing Inserts (FSIs) are four-color promotional booklets containing promotions from multiple clients, printed by us at our own facilities and distributed through newspapers and shared mail. In 2009, we delivered our traditional cooperative FSIs, via newspapers and shared mail, to approximately 59.2 million households on 42 publishing dates. We also produce customized FSIs (custom co-ops) featuring multiple brands of a single client.

The majority of cooperative FSI business is conducted under long-term contracts, which currently average over two years in duration. Under these contracts, clients typically guarantee us a percentage of their cooperative FSI pages at agreed upon pricing covering a specified amount of time. The FSI offers product category exclusivity for our clients so that competing products in the same product category will not be printed in the same FSI book. If a category is not available on the date requested, the client has the option to use our competitor's FSI or select another date from us to include their promotion. Due to this environment, many clients reserve their space well in advance of the actual promotion date.

At the end of the selling cycle for each cooperative FSI program, there is generally space in the booklet that has not been sold. This "remnant" space is sold at a discounted price, primarily to direct response marketers, who are placed on a waiting list for space that may become available. We select direct response marketers as remnant space clients on the basis of a number of factors, including price, circulation, reputation and credit-worthiness. Direct response clients are subject to being "bumped" in favor of a regular price client in need of space at the last minute. Remnant space represents approximately 20% of the total FSI pages we distribute annually and the associated revenues are included in total cooperative FSI revenues for financial reporting purposes.

The cost components of the FSI are media distribution, paper and manufacturing/transportation costs, which represented approximately 41.0%, 32.0% and 27.0% of total FSI costs, respectively, for the year ended December 31, 2009.

Total FSI revenues during the year ended December 31, 2009 were $361.4 million, or 16.1% of our total revenues. The top 10 FSI clients accounted for approximately 53.1% of FSI revenues during the year ended December 31, 2009, and one client accounted for approximately 21.6% of FSI revenues for the same period.

## International, Digital Media & Services

### NCH Marketing Services, Inc. (NCH)

NCH is a provider of coupon clearing, promotion information management products and marketing services in the United States and Europe and has production facilities in Mexico and Poland. Services include retailer coupon clearing, manufacturer redemption and promotion analysis. During 2009, approximately 31.3% of NCH revenues were from Europe. In 2009, consumers redeemed 3.2 billion coupons, accounting for a 23% increase over the prior year.

### Valassis Canada, Inc.

Valassis Canada provides promotional products and services in Canada, such as FSIs reaching over 5 million Canadian households, as well as other promotion products and services.

### Promotion Watch, Inc.

Promotion Watch offers a variety of promotion security and consulting services, including the execution of sweepstakes and contests. Promotion Watch helps clients with the entire promotion process, from preliminary planning, through the writing of official rules, overseeing the printing and placement of winning pieces and conducting background investigations of winners.

### Direct Mail/Analytics/Digital

We produce direct-mail programs based on multiple data sources, including frequent shopper card data. We also provide proprietary software solutions for clients to manage and analyze frequent shopper data. Our suite of digital products is positioned to extend a promotion's reach online and activate print media digitally. Redplum.com and our RedPlum Network of affiliate sites allow clients to reach consumers as they increasingly seek value online.

### In-store

We have an alliance with Insignia POPS and are also partnering with one of the nation's largest supermarket chains on our RedPlum suite of in-store media. Our RedPlum Perimeter program helps retailers engage with consumers in heavily trafficked areas of the store – the deli, meat and seafood counters.

International, Digital Media & Services generated revenues of $159.0 million in 2009, or 7.1% of our total revenues. The top 10 clients accounted for approximately 29.9% of International, Digital Media & Services revenues during the year ended December 31, 2009, and one client accounted for approximately 10.7% of International, Digital Media & Services revenues during the same period.

## Competition

### *Shared Mail*

Our Shared Mail segment competes for advertising dollars from clients who want the ability to target selected potential consumers on a cost-effective basis and provide a superior return on their advertising investment. This segment's principal direct marketing competitors are other companies with residential lists and similar cooperative mailing advertising programs. These companies have a significant presence in many of our markets and represent direct competition to the RedPlum Shared Mail package in those areas. Competition for market share and advertising dollars from clients comes from other forms of print media, such as newspapers, magazines and other advertising printers, and electronic media such as radio, broadcast, the Internet and other communication media. The extent and nature of such competition are, in large part, determined by location and demographics of the markets targeted by a particular advertiser and the number of media alternatives in those markets. To the extent our clients decide to use other forms of print and electronic media and other advertising in general, it could have a material adverse effect on our business, financial condition and results of operations.

*Neighborhood Targeted*

Our Neighborhood Targeted segment competes against commercial printers and media placement agencies for solo specialized promotional programs for single advertisers. While both types of competitors have a history of competing on the basis of price to increase volume and improve economies of scale, commercial printers tend to be particularly aggressive during the periods when they have unused capacity. To the extent our competitors in these businesses decide to compete more aggressively on price due to excess capacity or for other reasons, it could have a material adverse effect on our business, financial condition and results of operations.

We also compete with several newspaper network groups in the ROP market. While entering the ROP business does not require a significant investment in machinery and equipment, it does require a significant investment in systems and human resources in order to compete in today's environment. An increase in the number of ROP competitors could result in a loss of market share.

*Free-standing Inserts*

Our RedPlum cooperative FSI competes principally with the FSI distributed by News America Marketing FSI, or News America, a company owned by The News Corporation. We compete for business primarily on the basis of price, category availability, targeting ability and customer service and relationships. Although FSI industry units increased by 3.9% in 2009 and our costs have declined, revenues have been impacted by substantial pricing pressure over the last several years. We believe our unique ability to blend our national shared mail network with newspaper-delivered distribution will differentiate us in the FSI industry as newspaper circulation continues to decline.

*International, Digital Media & Services*

In our International, Digital Media & Services segment, NCH competes against Carolina Manufacturing Services and Carolina Services, both owned by Inmar, Inc., and International Outsourcing Services, LLC for coupon clearing services in the United States. To the extent that our competitors in this business decide to compete more aggressively on price, it could lower our market share and have a material adverse effect on our business, financial condition and results of operations.

In Direct Mail/Analytics, we compete against full-service direct mail providers, commercial letter shops and direct/loyalty marketing agencies. To the extent that our competitors in this business decide to compete more aggressively on price, it could lower our market share and have a material adverse effect on our business, financial condition and results of operations.

## Clients

No single client accounted for more than 10% of our consolidated revenues during the years ended December 31, 2009, 2008 and 2007.

## Employees

As of December 31, 2009, we had approximately 7,440 full-time employees worldwide. Approximately 4,700 are employed in the United States. One domestic and some foreign locations have employees represented by labor unions; we consider labor relations with employees to be good and have not experienced any interruption of our operations due to labor disagreements.

## Raw Materials

Paper is the primary raw material essential to our business. A variety of factors including demand, capacity, pulp supply and general economic conditions can affect paper prices. To protect against significant price fluctuations and to maximize purchasing efficiencies, we have entered into a long-term contract through the end of 2011 with a single supplier for a minimum of approximately 58% of our paper requirements. The balance of our remaining paper requirements will be transacted with other suppliers on a short-term basis. See "Significant increases in the cost of paper, which are beyond our control, could adversely affect our business, results of operations and financial condition" in Item 1A. "Risk Factors."

## Segment Reporting

For segment financial information for the years 2009, 2008 and 2007, see the table under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations" and Note 12 to the consolidated financial statements in Item 8 "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

## Availability of Filings

We make all of our reports filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, available, free of charge, on our Web site at www.valassis.com, as soon as reasonably practicable after electronically filing with the Securities and Exchange Commission, or the SEC.

## Item 1A. **Risk Factors**

*Before you make an investment decision with respect to any of our securities, you should carefully consider all the information we have included or incorporated by reference in this Annual Report on Form 10-K and our subsequent periodic filings with the SEC. In particular, you should carefully consider the risk factors described below and read the risks and uncertainties related to "forward-looking statements" as set forth in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," or MD&A. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial or that are not specific to us, such as general economic conditions, may also adversely affect our business and operations. The following risk factors should be read in conjunction with MD&A and the consolidated financial statements and related notes included in this Annual Report on Form 10-K.*

***Our substantial indebtedness could adversely affect our financial health and make it more difficult for us to service our debt or obtain additional financing, if necessary.***

We incurred a substantial level of debt in connection with our acquisition of ADVO in 2007. This high degree of leverage could have a material adverse effect on our business and make it more difficult for us to satisfy our obligations under our outstanding indebtedness. As a result of our significant amount of debt and debt service obligations, we face increased risks regarding, among other things, the following:

- our ability to borrow additional amounts or refinance existing indebtedness in the future for working capital, capital expenditures, acquisitions, debt service requirements, investments, stock repurchases, execution of our growth strategy, or other purposes may be limited or such financing may be more costly;
- we have reduced availability of cash flow to fund working capital requirements, capital expenditures, investments, acquisitions or other strategic initiatives and other general corporate purposes because a substantial portion of our cash flow is needed to pay principal and interest on our debt;
- we are more vulnerable to competitive pressures and to general adverse economic or industry conditions, including fluctuations in market interest rates or a downturn in our business;
- we may be placed at a competitive disadvantage relative to our competitors that have greater financial resources than us, including News America and its parent corporation;
- it may be more difficult for us to satisfy our financial obligations; and
- there could be a material adverse effect on our business and financial condition if we were unable to service our debt or obtain additional financing, as needed.

In addition, the indentures governing our 8¼% Senior Notes due 2015, or the 2015 Notes, and our Senior Secured Convertible Notes due 2033, or the 2033 Secured Notes, and our senior secured credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. We cannot assure you that our assets or cash flow would be sufficient to fully repay such debt, if accelerated, or that we would be able to repay, refinance or restructure the payments on such debt. See "—The restrictive covenants in our senior secured credit facility and the indentures governing the 2015 Notes and the 2033 Secured Notes and any of the agreements governing our future indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks."

***Despite our current indebtedness levels and the restrictive covenants set forth in the agreements governing our indebtedness, we and our subsidiaries may be able to incur substantially more indebtedness. This could increase the risks associated with our substantial indebtedness.***

The terms of our senior secured credit facility and the indentures governing the 2015 Notes and the 2033 Secured Notes permit us and certain of our subsidiaries to incur certain additional indebtedness, including additional secured indebtedness. If we or our subsidiaries are in compliance with the financial covenants set forth in these agreements, we and our subsidiaries may be able to incur substantial additional indebtedness. In addition, under certain circumstances we will have the right to increase the size of our senior secured credit facility. If new debt is added to our or our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

***We may not be able to generate a sufficient amount of cash flow to meet our debt obligations.***

Our ability to make scheduled payments with respect to our indebtedness depends on our future financial and operating performance and ability to refinance debt when necessary. Each of these factors largely depends on prevailing economic conditions and certain financial, business, competitive and other factors beyond our control. If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of our debt could declare all outstanding principal and interest on our debt to be due and payable and we could be forced into bankruptcy or liquidation. Furthermore, if our cash flow and capital resources are insufficient to fund our debt obligations, we could face substantial liquidity problems and may be forced to reduce or delay scheduled expansions and capital expenditures, sell material assets or operations, obtain additional capital, restructure our debt or revise or delay our strategic plans. We cannot assure you that our operating performance, cash flow and capital resources will be sufficient for payment of our debt in the future. If we are required to take any of the actions referred to above, it could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we would be able to take any of these actions on terms acceptable to us, or at all, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

***The restrictive covenants in our senior secured credit facility and the indentures governing the 2015 Notes and the 2033 Secured Notes and any of the agreements governing our future indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.***

Our senior secured credit facility and the indentures governing our 2015 Notes and our 2033 Secured Notes contain affirmative and negative covenants that limit our and our subsidiaries' ability to take certain actions. Our senior secured credit facility requires us to maintain specified financial ratios and satisfy other financial conditions. Our senior secured credit facility and the indentures governing the 2015 Notes and the 2033 Secured Notes also restrict, among other things, our and our subsidiaries' ability to:

- incur additional debt;
- pay dividends and make other restricted payments;
- make certain investments, loans and advances;
- create or permit certain liens;
- issue or sell capital stock of restricted subsidiaries;
- use the proceeds from sales of assets and subsidiary stock;
- enter into certain types of transactions with affiliates;
- create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;
- enter into sale and leaseback transactions; and
- sell all or substantially all of our assets or consolidate or merge with or into other companies.

These restrictions may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations, take advantage of potential business opportunities as they arise or meet our capital needs. Furthermore, future debt instruments or other contracts could contain financial or other covenants more restrictive than those applicable to our senior secured credit facility, the 2033 Secured Notes or the 2015 Notes.

The breach of any of these covenants by us or the failure by us to meet any of these conditions or requirements could result in a default under any or all of such indebtedness. Our ability to continue to comply with these covenants and requirements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. An event of default under our debt agreements could trigger events of default under our other debt agreements and the holders of the defaulted debt could declare all of the amounts outstanding thereunder, together with accrued interest, to become immediately due and payable. If such acceleration occurs, we would not be able to repay our debt and we may not be able to borrow sufficient funds to refinance our debt. Even if new financing is made available to us, it may not be on terms acceptable to us.

***Disruptions in the credit markets have made it more difficult for companies to secure financing. If we are unable to access financing on terms and at a time acceptable to us for any reason, it could have a material adverse effect on our operations, financial condition and liquidity.***

We believe that we have sufficient liquidity to support the ongoing activities of our business, repay our existing debt obligations and to make limited investments in future growth opportunities. Our ability to obtain any financing or refinancing, whether through the issuance of new equity or debt securities or otherwise, and the terms of any such financing are dependent on, among other things, our financial condition, financial market conditions within our industry and generally, credit ratings and numerous other factors. Over the past two years, credit markets have experienced unusual uncertainty, and liquidity and access to capital markets and other sources of financing have tightened. Consequently, in the event we need to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain such financing on acceptable terms or within an acceptable time, if at all. If we are unable to obtain financing on terms and within a time acceptable to us it could, in addition to other negative effects, have a material adverse effect on our operations, financial condition and liquidity.

***Some of our debt, including borrowings under our senior secured credit facility, is based on variable rates of interest, which could result in higher interest expense in the event of an increase in interest rates.***

As of December 31, 2009, $471.0 million of our $1.01 billion aggregate indebtedness was subject to variable interest rates. Two interest rate swap agreements fix the interest rate for an aggregate of $447.2 million of this variable rate debt under our senior secured credit facility at an interest rate of 6.795% and expire in December 2010. Our remaining variable rate debt of $23.8 million is subject to market rate risk, as our interest payments will fluctuate as the underlying interest rates change as a result of market changes. During the period when our interest rate swap agreements are effective, a 1% change in interest rates would result in a change in interest expense of approximately $0.2 million per year. If there is a rise in interest rates, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remained the same, which would affect our cash flows and results of operations. If we borrow additional amounts under the revolving portion of our senior secured credit facility, our market rate risk may increase. In December 2009, we entered into an interest rate swap agreement with an initial notional amount of $300.0 million to fix the interest rate at 3.755%. The notional amount of $300.0 million amortizes by $40.0 million at the end of each quarter to $100.0 million for the quarter ended June 30, 2012. The effective date of this new swap agreement corresponds to the expiration date of the existing swap agreements.

***The economic downturn during the past two years and uncertain future outlook, including the credit and liquidity crisis in the financial markets, could continue to further negatively affect our results of operations and financial condition.***

Our business results could be adversely affected by a prolonged global, national or regional economic recession. As a result of the credit and liquidity crisis in the U.S. and throughout the global financial system, substantial volatility in world capital markets and the banking industry has occurred. The economic volatility and the tightening of credit markets during the past two years has resulted in widespread reduction in business activity and consumer spending. From an operational perspective, we have been experiencing lower revenues as a result of reduced consumer confidence and reduced advertising spending in our markets. From a financing perspective, this unprecedented instability and the tightening of the credit markets may adversely affect the ability of our clients to obtain credit which may restrict their ability to purchase our products and services. Additionally, it may make it difficult for us to access the credit market and to obtain financing or refinancing, as the case may be, on satisfactory terms or at all. The difficult economic conditions may not improve significantly in the near future and any continuation or worsening of these conditions could adversely affect our results of operations and financial condition.

***Increased competition could reduce the demand for our products and services, which could have a material adverse effect on our business, financial condition, results of operations and business prospects.***

Our products that reach a large area at low cost compete in the cooperative FSI business principally with News America. We compete for business primarily on the basis of price, category availability, targeting ability and customer service and relationships.

News America has been competing aggressively for FSI business. As a consequence, FSI prices have declined substantially over the last several years and are expected to continue to decline in 2010. We cannot predict when, or if, FSI prices will stabilize or increase. This has resulted generally in decreasing revenues and profitability for our FSI segment. When FSI contracts come up for renewal, we may not be able to renew them on favorable terms or at all. In addition, our primary competitor, News America, and its parent corporation, have substantially greater financial resources than we do and may be better able to withstand changes in conditions within the industries in which we operate and may have significantly greater operating and financial flexibility than we do. This competitor could take a greater market share and cause us to lose business from our clients.

In addition, it is possible that alternative media or changes in promotional strategies could make our products less attractive to our clients and could cause a loss of demand for our products and services.

Our Shared Mail segment is our largest revenue producer and most profitable segment. Our Shared Mail segment's media business faces intense competition based primarily on the ability to target selected potential consumers on a cost-effective basis and provide a satisfactory return on advertising investment. Shared Mail products also compete for advertising dollars against other forms of print and electronic media and other advertising in general. Competition for market share advertising also comes from magazines, radio, broadcast and cable television, shoppers, the Internet, other communications media and other advertising printers that operate in Shared Mail markets. The extent and nature of such competition are, in large part, determined by the location and demographics of the markets targeted by a particular advertiser and the number of media alternatives in those markets. Shared Mail clients and prospective clients are operating with lower advertising budgets, while trying to allocate their spending across a growing number of media channels. They are increasingly faced with the challenge of doing more with less. The failure to develop new products and services could result in the loss of clients to current or future competitors. In addition, failure to gain market acceptance of new products and services could adversely affect growth.

Our Neighborhood Targeted segment competes against commercial printers and media placement agencies for solo specialized promotional programs for single advertisers. While both types of competitors have a history of competing on the basis of price to increase volume and improve economies of scale, commercial printers tend to be particularly aggressive during periods when they have unused capacity. In addition, we compete with Sunflower Marketing with respect to our polybag advertising and sampling products. To the extent our competitors in these businesses decide to compete more aggressively on price due to excess capacity or for other reasons it could have a material adverse effect on our business, financial condition and results of operations.

Our Neighborhood Targeted products also compete with several newspaper network groups in the ROP market. While entering the ROP market does not require a significant investment in machinery and equipment, it does require a significant investment in systems and human resources in order to compete effectively. An increase in the number of ROP competitors could result in a loss of market share.

In our International, Digital Media & Services segment, our subsidiary, NCH Marketing Services, Inc., competes against Carolina Manufacturing Services and Carolina Services, both owned by Inmar, Inc., and International Outsourcing Services, LLC for coupon clearing and redemption services in the U.S. To the extent that our competitors in this business decide to compete more aggressively on price, it could lower our market share and have a material adverse effect on our business, financial condition and results of operations.

***Our Shared Mail segment depends on the USPS and other third parties for delivery of its products. If such third parties do not fulfill their obligations, our Shared Mail segment may lose clients and experience reduced revenues and profitability.***

Our Shared Mail segment's products are primarily delivered through the USPS. Postage expense is our Shared Mail segment's largest expense. The inability of the USPS to deliver our Shared Mail segment's products on a timely basis or any reduction in the number of days the USPS delivers mail could disrupt our Shared Mail segment's business and, in turn, have a material adverse effect on our business, financial condition and results of operations. Furthermore, USPS rates increase periodically, and we have no control over increases that may occur in the future. An increase in the cost of postage combined with our Shared Mail segment's inability to successfully pass through such postage rate increase directly to its clients could have a material adverse effect on our business, financial condition and results of operations.

***Significant increases in the cost of paper, which are beyond our control, could adversely affect our business, financial condition and results of operations.***

We are dependent upon the availability of paper to print our clients' advertising circulars. Paper costs have historically experienced significant fluctuations. We currently have one long-term contract with a single supplier for a minimum of approximately 58% of our paper requirement. The remainder of our paper requirements are subject to variable market prices for paper. Changes in the supply of, or demand for, paper could affect market prices or delivery times. We do not engage in hedging activities to limit our exposure to increases in paper prices and we have a limited ability to pass increased costs along to our clients. In the future, the price of paper may fluctuate significantly due to changes in supply and demand. We cannot assure you that we will have access to paper in the necessary amounts or at reasonable prices or that any increases in paper costs would not have a material adverse effect on our business, financial condition and results of operations.

***The possibility of consolidation in our client base, the loss of clients to alternative advertising methods or decreases in the frequency or amount of clients' mailings could impact our revenue growth and profitability.***

In recent years there has been a growing trend toward retailer consolidation. As a result of this consolidation, the number of retailers to which we sell our products and services may decline and lead to a decrease in our revenues. In addition, we may lose clients due to the acquisition of such clients by companies that are not interested in using our products and services or that eliminate retail locations of our existing clients. Also, a client may decide to decrease its mailing frequency or modify the amount, pages and weight, and kind of advertising pieces it purchases from us, especially in light of the prolonged economic downturn. Our clients may be impacted by the items detailed above and by other general economic and business conditions that could affect their demand for our products and services and, in turn, choose other alternative advertising methods. Specifically, significant revenue changes in our Shared Mail segment may have a corresponding impact to profit due to the fixed cost nature of postage expense. Postage costs associated with advertising packages are fixed in nature for packages that weigh 3.3 ounces or less, whether or not the package is partially or completely filled. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

***Our clients may be susceptible to changes in general economic conditions.***

Our revenues are affected by our clients' marketing spending and advertising budgets. Our revenues and results of operations may be subject to fluctuations based upon general economic conditions in the geographic locations where we offer services or distribute content. A continued economic downturn or a continued recession in these geographic locations may reduce demand for our products and services or depress pricing of those products and services and have a material adverse effect on our business, financial condition and results of operations. Changes in global economic conditions could also shift demand to products and services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. In addition, if we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

***We depend on vendors to timely supply us with quality materials at the right prices.***

Global economic and political conditions may affect our vendors. A prolonged economic downturn could limit their ability to timely provide us with acceptable materials at affordable prices. Our inability to acquire suitable materials on acceptable terms or the loss of key vendors could have a material adverse effect on our business, financial condition and results of operations.

***Our goodwill and intangible assets could become impaired, which could reduce the value of our assets and reduce our net income in the year in which the write-off occurs.***

Our goodwill and intangible assets are subject to annual impairment testing. In addition, we review the carrying value of our long-lived tangible and intangible assets and goodwill for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. Significant negative industry or economic trends, including the market price of our common stock or the fair value of our debt, disruptions to our business, unexpected significant changes or planned changes in the use of the tangible and intangible assets, and mergers and acquisitions could result in an impairment charge for any of our long-lived tangible and intangible assets or goodwill.

As a result of the decline in the trading value of our equity securities during the last quarter of 2008 and continuing negative industry and economic trends that directly affected our business during that time, we recorded a $245.7 million pre-tax, non-cash impairment charge related to goodwill and other intangible assets in December 2008. See "Critical Accounting Policies" in Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion of the impairment testing of goodwill and intangible assets.

A continued decline in general economic conditions or global equity valuations could impact the judgments and assumptions about fair value of each of our reporting units, and we would be required to assess the recoverability of long-lived and intangible assets, which could result in additional impairment charges. Any additional impairment charge related to our intangible assets, other long-lived assets or goodwill could have a material adverse effect on our business, financial condition and results of operations.

***Failure to maintain adequate internal controls may affect our ability to report timely and accurate financial statements and adversely affect our business and stock price.***

Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies design and maintain an adequate system of internal control over financial reporting and assess and report on such internal control structure annually. Such a system of controls, however well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. In addition, the design of any internal control system is based in part upon certain assumptions regarding the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

There can be no assurance that our internal control systems and procedures will not result in or lead to a future material weakness, or that we or our independent registered public accounting firm will not identify a material weakness in our internal controls in the future. A material weakness in internal control over financial reporting would require our management and independent registered public accounting firm to evaluate our internal controls as ineffective. Furthermore, if we fail to maintain proper and effective internal controls, our ability to report our financial results on a timely and accurate basis may be impaired. If our internal control over financial reporting is not considered adequate, or if as a result we are unable to report our financial results on a timely and accurate basis, we may, among other things, experience a loss of public confidence, which could have an adverse effect on our business and stock price.

***Because we self insure a number of our benefit plans, unexpected changes in claim trends may negatively impact our financial condition.***

We self-insure a significant portion of expected losses under our workers' compensation program and medical benefits claims. While we maintain third-party stop-loss insurance policies to cover certain liability costs in excess of predetermined retained amounts, unexpected changes in claim trends, including the severity and frequency of claims, actuarial estimates and medical cost inflation could result in costs that are significantly different than initially reported. If future claims-related liabilities increase due to unforeseen circumstances, our self-insurance costs could increase significantly.

***Due to uncertainty in the application and interpretation of applicable state sales tax laws, we may be exposed to additional sales tax liability.***

The application and interpretation of applicable state sales tax laws to certain of our products is uncertain. Accordingly, we may be exposed to additional sales tax liability to the extent various state jurisdictions determine that certain of our products are subject to such jurisdictions' sales tax. We have recorded a liability of $9.9 million, reflecting our best estimate of our potential sales tax liability. While we believe all of our estimates and assumptions are reasonable and will be sustained upon audit, the actual liabilities may exceed such estimates. If so, it could have a material adverse effect on our business, financial condition and results of operations.

***The uncertainty of current economic and political conditions make budgeting and forecasting difficult and may reduce sales promotion spending.***

The future direction of the overall domestic and global economies could have a significant impact on our business. The potential for future terrorist attacks, increased global conflicts and the escalation of existing conflicts has created worldwide uncertainties that may have a negative impact on demand for our products. In addition, the economic downturn of the past two years has decreased the advertising budgets of our client base, which could have a material impact on our business, results of operations and financial condition. Because all components of our budgeting and forecasting, as well as that of our clients, are dependent upon estimates of growth in the markets served and demand for our products and services, the global economic downturn of the past two years and related financial market uncertainties may render estimates of future income and expenditures even more difficult to make than usual. Future events that may not have been anticipated could have a material adverse effect on our business, financial condition and results of operations.

*These risk factors that may affect future performance and the accuracy of forward-looking statements are illustrative. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.*

### Item 1B. Unresolved Staff Comments

None.

### Item 2. Properties

Our corporate headquarters are located in a leased office complex in Livonia, Michigan. In addition, throughout the United States, we have 25 leased sales offices, one leased office building and 26 operations facilities, of which four are owned by us. Internationally, we have three sales offices and eight operations facilities, of which three are owned by us. Below is a listing of our owned facilities:

| Location | Type | Primary Segment |
|---|---|---|
| Delicias, Mexico | Production/Office | International, Digital Media & Services |
| Durham, NC USA* | Printing | FSI/Shared Mail |
| Juarez, Mexico | Operations | International, Digital Media & Services |
| Livonia, MI USA* | Printing/Warehouse | Neighborhood Targeted |
| Livonia, MI USA* | Operations | FSI/Neighborhood Targeted |
| Nuevo Laredo, Mexico | Operations | International, Digital Media & Services |
| Wichita, KS USA* | Printing | FSI/Shared Mail |

*As part of our senior secured credit facility, we granted a security interest in these domestic locations.

We have renewal rights for most of the leases and anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms. We believe our facilities are in good condition and have sufficient capacity to handle present volumes although, during periods of unusual demand, we may require services of contract printers.

## Item 3. Legal Proceedings

*News*

On January 18, 2006, (and thereafter on October 16, 2006, via an Amended complaint, the "operative complaint") Valassis filed a lawsuit in the United States District Court for the Eastern District of Michigan against News America Incorporated, a/k/a News America Marketing Group, News America Marketing, FSI, Inc. a/k/a News America Marketing FSI, LLC and News America Marketing In-Store Services, Inc. a/k/a News America Marketing In-Store Services, LLC (collectively "News"). The operative complaint alleged violation of the Sherman Act, various state competitive statutes and the commission of torts by News in connection with the marketing and sale of FSI space and in-store promotion and advertising services.

On November 17, 2006, News filed an answer to the Federal claims raised in the operative complaint, but moved to dismiss the state law claims on the basis that the court should not exercise its supplemental jurisdiction over these claims. On March 23, 2007, the Federal Court dismissed the state law claims without prejudice, declining to exercise supplemental jurisdiction. The parties filed summary judgment motions, which were denied by the Federal Court on September 4, 2009.

The substantive state law claims which were dismissed by the Federal Court were refiled on March 9, 2007 in the State of Michigan Wayne County Circuit Court raising common law and statutory causes of action. The Michigan state case was tried to a jury in Wayne County during May, June and July 2009. The jury returned a verdict of $300.0 million in Valassis' favor on July 23, 2009. Judgment was entered and pre- and post-judgment interest began to accrue on a compounding basis beginning March 9, 2007. After denial of its post trial motions, News filed an appeal of the entire judgment.

On March 9, 2007, Valassis also filed a state law action in the Supreme Court of the State of California for the County of Los Angeles raising claims under California's Cartwright, Unfair Competition and Unfair Practices Acts. News America moved to dismiss the California state law claims and the motion was denied.

On February 4, 2010, Valassis and News executed a settlement agreement and release (the "Settlement Agreement"), and pursuant to the terms of the Settlement Agreement, News paid Valassis $500.0 million. News America, Inc. also entered into a 10-year shared mail distribution agreement with Valassis Direct Mail, Inc., a Valassis subsidiary, which provides for the sale by Valassis of certain shared mail services to News on specified terms.

In connection with the settlement, the parties are working with the Court, under the Honorable Arthur J. Tarnow, on a set of procedures to handle future disputes among the parties with respect to conduct at issue in the litigation. The precise timing and form of the relief rests with the Court.

The settlement resolves all outstanding claims between Valassis and News as of February 4, 2010. As a result, the parties agreed to dismiss all outstanding litigation between them and release all existing and potential claims against each other that were or could have been asserted in the litigation as of the date of the Settlement Agreement.

*ADVO*

Upon completion of our acquisition of ADVO, we assumed responsibility for ADVO's pending securities class action lawsuits. In September 2006, three securities class action lawsuits *(Robert Kelleher v. ADVO, Inc., et al., Jorge Cornet v. ADVO, Inc., et al., Richard L. Field v. ADVO, Inc., et al.)* were filed against ADVO and certain of its officers in the United States District Court for the District of Connecticut by certain ADVO shareholders seeking to certify a class of all persons who purchased ADVO stock between July 6, 2006 and August 30, 2006. The cases were consolidated under a single action titled *Robert Kelleher et al. v. ADVO, Inc., et al.*, Civil Case No. 3:06CV01422(AVC) and a consolidated amended complaint was filed on June 8, 2007. The complaint generally alleges ADVO violated federal securities law by making a series of materially false and misleading statements concerning ADVO's business and financial results in connection with the proposed merger and, as a result, the price of ADVO's stock was allegedly inflated.

On August 24, 2007, the defendants filed a Motion to Dismiss the complaint, which was denied. On August 29, 2008, plaintiff moved for certification of the case as a class action. This motion was granted on March 27, 2009. On October 28, 2009, the parties entered into an agreement providing for the settlement of the action and filed papers seeking preliminary approval of a settlement agreement in the United States District Court for the District of Connecticut. The settlement amount of $12.5 million will be paid from the proceeds of ADVO's directors and officers' insurance policy, with no adverse impact to Valassis' financial statements.

The deadline for objecting to the settlement or for opting out of the class passed without any members of the class providing notice of objection or opting out. On March 3, 2010, the court held a settlement approval hearing, issued final approval of the settlement, and entered final judgment dismissing the claims with prejudice. The deadline for any appeal from the judgment and order of final approval is April 2, 2010.

We are involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

## Item 4. (Removed and Reserved).

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on The New York Stock Exchange (ticker symbol VCI). The approximate number of record holders of Valassis' common stock at December 31, 2009 was 296.

High and low stock prices per share during the twelve months ended December 31, 2009 and 2008 were:

| | 2009 | | 2008 | |
|---|---|---|---|---|
| **Quarter Ended** | **High** | **Low** | **High** | **Low** |
| Mar. 31 | $2.04 | $1.10 | $13.04 | $8.49 |
| June 30 | $7.10 | $1.53 | $16.80 | $11.16 |
| Sept. 30 | $18.46 | $5.81 | $13.72 | $6.12 |
| Dec. 31 | $21.01 | $14.32 | $8.73 | $1.05 |

Currently, we have no plans to pay cash dividends. In addition, should we change our dividend policy, the payment of future dividends would be dependent on covenants contained in our financing agreements, future earnings, capital requirements and other alternate uses of cash. Currently, the documents governing our indebtedness restrict the payment of cash dividends.

Our Board of Directors approved a 5 million share repurchase program on August 25, 2005 and previously had approved a 5 million share repurchase program on December 7, 2004. There are 6.1 million shares that may yet be repurchased under these plans. We suspended our share repurchase program in February 2006. No shares were repurchased during the years ended December 31, 2008 and 2009.

### Item 6. Selected Financial Data

(in millions of U.S. dollars, except per share data and ratios)

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 (1) | 2006 | 2005 |
| Revenues | $2,244.2 | $2,381.9 | $2,242.2 | $1,043.5 | $1,131.0 |
| Net earnings (loss) (2) | 66.8 | (209.7) (3) | 52.2 | 45.5 (4) | 89.6 (5) |
| Total assets | 1,744.0 | 1,853.2 | 2,190.5 | 801.4 | 697.7 |
| Long-term debt, less current portion | 1,004.9 | 1,111.7 | 1,279.6 | 259.9 | 259.9 |
| Net earnings (loss) per share, basic (2) | 1.39 | (4.37) | 1.09 | 0.95 | 1.81 |
| Net earnings (loss) per share, diluted (2) | 1.36 | (4.37) | 1.09 | 0.95 | 1.79 |
| Ratio of earnings to fixed charges (2) (6) | 2.15x | (7) | 1.78x | 4.28x | 7.05x |

(1) Results reflect the acquisition of ADVO, Inc. on March 2, 2007. For further information regarding the acquisition, see Note 2 of "Notes to Consolidated Financial Statements," included in Item 8 of this Annual Report on Form 10-K.

(2) Effective January 1, 2009, we adopted the provisions of authoritative guidance issued by the Financial Accounting Standards Board (the "FASB") (formerly FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"), which requires issuers of convertible debt to separately account for the liability and equity components of such instruments in a manner that will reflect the issuer's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The adoption required retrospective application and is effective for our Senior Secured Convertible Notes due 2033 (the "2033 Secured Notes"). There is no impact to 2009 as the 2033 Secured Notes were substantially repurchased in May 2008. The selected financial data was retrospectively adjusted from previously reported amounts for 2008, 2007, 2006 and 2005 by reducing net earnings and diluted EPS by $2.2 million and $0.05 for 2008, $5.8 million and $0.12 for both 2007 and 2006 and $5.8 million and $0.11 for 2005, respectively. See Note 1 of "Notes to Consolidated Financial Statements" included in Item 8 of this Annual Report on Form 10-K. For further detail of the impact to the ratio of earnings to fixed charges, see Exhibit 12.1 included in this Annual Report on Form 10-K.

(3) Includes $223.4 million non-cash impairment charge, net of tax, related to the carrying value of the goodwill and intangible assets associated with the Shared Mail and International, Digital Media & Services segments. For further information regarding the impairment charge, see Note 3 of "Notes to Consolidated Financial Statements," included in Item 8 of this Annual Report on Form 10-K.

(4) Includes a $24.6 million charge, net of tax, incurred in relation to the ADVO acquisition, $8.8 million of which was related to termination of a swap contract and the premium on a swaption contract both entered into in contemplation of acquisition financing, and $15.8 million of which was related to legal and professional costs incurred in connection with the related litigation, as well as a $1.4 million charge, net of tax, related to the close-down of both the French agency business and the eSettlement business unit of NCH.

(5) Includes a $4.5 million restructuring charge, net of tax, related to headcount reductions and associated costs resulting from the integration of the components of our International, Digital Media & Services business segment, right-sizing of coupon-clearing operations in Europe and other efficiency-related headcount reductions.

(6) The ratio of earnings to fixed charges was computed by dividing (a) earnings before fixed charges, income taxes and extraordinary items by (b) fixed charges, which consist of interest expense, amortization of debt issuance costs and the interest portion of rent expense.

(7) Earnings for the twelve months ended December 31, 2008 were inadequate to cover fixed charges. Additional earnings of $215.8 million would have been necessary to bring the respective ratio to 1.0.

This information should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K. See also Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### FORWARD-LOOKING STATEMENTS

Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as statements made elsewhere in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and to cause future results to differ from our operating results in the past. For a discussion of certain of these risks, uncertainties and other factors, see "Item 1A - Risk Factors." There can be no assurances, however, that our expectations will necessarily come to pass. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

### GENERAL

We reported revenues of $2.2 billion in 2009. In 2007, we experienced a significant shift in the share of revenues contributed by each segment of our business resulting from the acquisition of ADVO, Inc. in the first quarter of 2007. Historically, the FSI segment was the largest contributor to our revenue base. Currently, it ranks third behind the Shared Mail and Neighborhood Targeted segments.

| | Year Ended December 31, | |
|---|---|---|
| **Approximate Share of Revenue by Segment** | **2009** | **2008** |
| Shared Mail (ADVO) | 57% | 58% |
| Neighborhood Targeted | 20% | 20% |
| FSI | 16% | 15% |
| International, Digital Media & Services | 7% | 7% |

This shift reflects our strategy to further diversify our products and services. The ADVO acquisition supported this strategy, and we continue to blend shared mail distribution with newspaper delivery to further enhance our diversified distribution methods and offer clients delivery of our RedPlum branded product portfolio across an expanded multi-media platform.

Our efforts have been focused on the expansion of our U.S.-based business in the shared mail arena; opportunities to cross sell our portfolio of products and services to both current and prospective clients; blending of our distribution methods; the shift of FSI delivery through shared mail in particular markets; and advancing targeting capabilities. To further differentiate ourselves in the marketplace, we utilize a proprietary targeting process that targets relevant geographies, identifies consumer media usage and blends the right media to offer our clients the best multi-media channel recommendations.

## RESULTS OF OPERATIONS

The following table sets forth for the periods indicated, certain income and expense items and the percentages that such items bear to revenues:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| (in millions of U.S. dollars) | Actual | % of Revenues | Actual | % of Revenues | Actual | % of Revenues |
| Shared Mail | $1,279.1 | 57.0% | $1,370.8 | 57.6% | $1,185.8 | 52.9% |
| Neighborhood Targeted products | 444.7 | 19.8 | 469.2 | 19.7 | 480.5 | 21.4 |
| Free-standing Inserts | 361.4 | 16.1 | 370.2 | 15.5 | 401.2 | 17.9 |
| International, Digital Media & Services | 159.0 | 7.1 | 171.7 | 7.2 | 174.7 | 7.8 |
| Revenues | 2,244.2 | 100.0 | 2,381.9 | 100.0 | 2,242.2 | 100.0 |
| Cost of sales | 1,693.7 | 75.5 | 1,855.9 | 77.9 | 1,714.2 | 76.5 |
| Gross profit | 550.5 | 24.5 | 526.0 | 22.1 | 528.0 | 23.5 |
| Selling, general and administrative | 354.9 | 15.8 | 385.8 | 16.2 | 354.3 | 15.8 |
| Amortization of intangible assets | 12.6 | 0.6 | 9.2 | 0.4 | 7.9 | 0.4 |
| Impairment charge | - | | 245.7 | 10.3 | - | - |
| Earnings (loss) from operations | 183.0 | 8.1 | (114.7) | (4.8) | 165.8 | 7.3 |
| Other expenses and income | | | | | | |
| Interest expense | 87.0 | 3.9 | 98.9 | 4.2 | 93.8 | 4.2 |
| Interest income | (0.5) | - | (2.9) | (0.1) | (5.3) | (0.3) |
| Other (income) expense, net | (14.4) | (0.7) | 5.1 | 0.2 | (2.7) | (0.1) |
| Total other expenses and income | 72.1 | 3.2 | 101.1 | 4.3 | 85.8 | 3.8 |
| Earnings (loss) before income taxes | 110.9 | 4.9 | (215.8) | (9.1) | 80.0 | 3.5 |
| Income tax expense (benefit) | 44.1 | 1.9 | (6.1) | (0.3) | 27.8 | 1.2 |
| Net earnings (loss) | $66.8 | 3.0% | $(209.7) | (8.8%) | $52.2 | 2.3% |

## Revenues

We reported revenues of $2.2 billion in 2009, compared to 2008 revenues of $2.4 billion, a decrease of 5.8%. This decrease was primarily the result of general economic conditions and reduced advertising spending as well as a reduction of $23.7 million in revenues (1.0% of total 2008 revenues) related to divested businesses at the end of 2008. Revenues in 2007 were $2.2 billion and excluded revenues from our Shared Mail business from January 1 to March 2, 2007 which was prior to our purchase of such business.

## Operating Costs

Cost of sales was $1.7 billion in 2009 compared to $1.9 billion in 2008 and $1.7 billion in 2007. Gross profit percentage in 2009 was 24.5%, compared to 22.1% in 2008 and 23.5% in 2007. The increase in gross profit percentage in 2009 compared to 2008 and 2007 was primarily the result of improvements made in the cost structure of the business.

Selling, general and administrative (SG&A) expenses decreased in 2009 to $354.9 million from $385.8 million in 2008, as the result of cost containment efforts and reduction in headcount at the end of 2008. Legal expenses of $11.0 million and $8.8 million related to the lawsuits against News were incurred in 2009 and 2008, respectively. SG&A in 2007 was $354.3 million, and included only 10 months of expense related to our Shared Mail business based on the acquisition date of March 2, 2007.

As a result of the decline in the trading value of our equity securities during the three months ended December 31, 2008 and continuing negative industry and economic trends that directly affected our business at that time, we performed impairment tests as of December 31, 2008 of our goodwill and intangible assets. We used certain estimates and assumptions in our impairment evaluations, including, but not limited to, projected future cash flows, revenue growth and customer attrition levels. As a result of this testing, we recorded a $245.7 million pre-tax, non-cash impairment charge related to goodwill and other intangible assets in the last quarter of 2008. This impairment charge represented an adjustment of $226.9 million to the carrying value of the goodwill and intangible assets associated with our purchase of ADVO in 2007 and a write-off of $18.8 million of goodwill associated with our purchase and subsequent sale of Prevision, our one-to-one loyalty marketing business purchased in 2000. The impairment charge is included within costs and expenses on the consolidated statement of income for the year ended December 31, 2008. No such charge occurred in 2009 or 2007. See "– Critical Accounting Policies and Estimates – Goodwill, Intangible Assets and Other Long-lived Assets" for additional information.

## Non-operating Items

Interest expense was $87.0 million in 2009, compared to $98.9 million in 2008 and $93.8 million in 2007. The decrease in interest expense in 2009 as compared to 2008 and 2007 is the result of the use of cash flows from operating activities to pay down outstanding debt. Other income in 2009 included a gain of $10.0 million related to the repurchase of debt below par.

## Income Taxes

Income tax expense represented 39.8% of earnings before income taxes in 2009. In 2008 we recorded a tax benefit of 2.9% of our pre-tax loss, as a result of the effect of the $245.7 million impairment charge taken in the fourth quarter of 2008, which was not deductible for tax purposes. Our effective tax rate in 2007 was 34.7%.

## Net Earnings (Loss)

Net earnings were $66.8 million in 2009, compared to a net loss of $209.7 million in 2008. This increase is primarily due to a $245.7 million impairment charge ($223.4 million, net of tax) taken in the fourth quarter of 2008. The remaining increase in earnings is due to improved margins and lower SG&A costs due to our cost containment efforts. Net earnings in 2007 were $52.2 million.

Diluted earnings per share was $1.36 in 2009 compared to a diluted loss per share in 2008 of $4.37, which included the negative per-share impact of the impairment charge related to goodwill and other intangibles of $4.66. Diluted earnings per share were $1.09 in 2007, including the negative per-share impact of charges related to European restructurings of $0.11 and the negative per-share impact of ADVO acquisition related expenses of $0.03.

## Segment Results

### *Shared Mail*

The Shared Mail segment reported revenues of $1,279.1 million in 2009 compared to $1,370.8 million in 2008, representing a 6.7% decrease year over year. The revenue decrease resulted from fewer packages due to the reduction of underperforming packages and client shifts to lower priced and lighter weight inserts. The latter reflected the challenging economic environment of the past year which negatively affected our clients' advertising budgets. The reduced client advertising spending was apparent as five out of our top 10 advertising categories experienced year-over-year revenue declines, most notably, clients in the mass merchandising category.

Shared Mail pieces were 33.1 billion in 2009, decreasing 0.8% from 2008 and Shared Mail packages delivered were 3.8 billion in 2009 decreasing 7.3% from 2008. Average pieces per package were 8.4 pieces in 2009, increasing 7.1% from 2008. Our business optimization efforts and the reduction of underperforming packages in certain markets drove the decrease in Shared Mail packages and the increase in average pieces per package.

Shared Mail's gross margin percentage was 25.8% for 2009 increasing 1.4 percentage points from 2008. The increase in gross margin was due to the distribution savings from fewer packages and from recently formed newspaper alliances which became operational during 2009, as well as lower print and paper costs. Also contributing to the gross margin improvement were the increase in average pieces per package and resultant efficiencies in unused postage. Unused postage as a percentage of base postage was 19.9% for 2009 decreasing 1.4 percentage points from the prior year.

In 2009, Shared Mail segment profit was $110.2 million increasing $20.4 million, or 22.7%, from $89.8 million reported in 2008. Shared Mail segment profit as a percentage of revenues was 8.6% for 2009, increasing 2.0 percentage points from 2008. This positive growth was largely due to year-over-year gross margin improvements and reductions in SG&A spending due to cost controls.

Shared Mail revenues for the year ended December 31, 2007 were $1,185.8 million, which represented revenues from the March 2, 2007 acquisition date to December 31, 2007 and did not reflect a full twelve month period. Revenues for the year ended December 31, 2008 would show a decrease of 2.6% when compared to proforma full-year revenues for 2007 of $1,406.9 million. The decrease was due to reduced client spending and decrease in revenues from the RedPlum® wrap product due to lower sell rates.

During 2008, the Shared Mail segment processed 33.4 billion shared mail pieces and assembled 4.1 billion shared mail packages. The average pieces per package in 2008 was 7.8 average pieces versus 8.1 average pieces in 2007.

Shared Mail's gross margin percentage was 24.4% for 2008 increasing 0.7 percentage points compared to the March 2, 2007 to December 31, 2007 time period. Segment profit in 2007 was $82.7 million; however, as noted above, this amount did not represent a full twelve-month period.

### *Neighborhood Targeted*

Neighborhood Targeted segment revenues decreased 5.2% in 2009 to $444.7 million from $469.2 million in 2008. Newspaper inserts revenue was up significantly as a result of our cross-selling efforts. However, this increase was more than offset by lower ROP revenue due to reduced client ad spend within the wireless and financial verticals. Segment profit declined to $36.3 million in 2009 from $38.8 million in 2008 as a result of the revenue decline.

Neighborhood Targeted revenues decreased 2.4% in 2008 to $469.2 million from $480.5 million in 2007. Strong results in the ROP business, especially in the telecommunication and financial client verticals, were offset by a decline in newspaper inserts and sampling which were negatively affected by economic conditions. The segment also experienced a decrease in margins due to a change in the mix of our ROP customer base to client verticals with lower margin-based business. Segment profit decreased to $38.8 million in 2008 from $61.3 million in 2007 as a result of this shift.

### *FSI*

In 2009, FSI segment revenues decreased 2.4% to $361.4 million from $370.2 million in 2008. The decrease in revenues was primarily the result of a decline in FSI pricing, and a small decline in market share. Cooperative FSI industry pages increased 4% in 2009 compared to 2008. FSI unit costs were lower in 2009 than 2008 due primarily to a decrease in the cost of paper in 2009. FSI segment profit increased to $11.5 million in 2009 compared to $1.8 million in 2008, primarily as a result of lower costs and efficiencies gained through increased volume resulting from industry growth, partially offset by lower pricing.

In 2008, FSI revenues decreased 7.7% to $370.2 million compared to $401.2 million in 2007. The decrease in revenues was primarily the result of a decline in FSI pricing, and a decline in market share. Cooperative FSI industry pages were flat in 2008 compared to 2007. FSI unit costs were higher in 2008 than 2007 due primarily to an increase in the cost of paper in 2008. FSI segment profit declined to $1.8 million in 2008 compared to $20.2 million in 2007, primarily as a result of the price decline and increased paper costs.

### *International, Digital Media & Services*

The International, Digital Media & Services segment contributed revenues of $159.0 million in 2009, a 7.4% decrease from $171.7 million in 2008. This decline is due primarily to our sale of the French and one-to-one direct mail services businesses and the discontinuance of our media business in other European countries during 2008 which accounted for $23.7 million of revenues in 2008. Segment profit in 2009 increased to $25.0 million from $0.6 million in 2008, due primarily to increases in U.S. coupon-clearing volume, as well as the sale or discontinuance of less profitable businesses in 2008.

The International, Digital Media & Services segment contributed revenues of $171.7 million in 2008, a 1.7% decrease from $174.7 million in 2007. This decline is due primarily to our sale of the French and one-to-one direct mail services businesses and the discontinuance of our media business in other European countries which occurred in 2008. Segment profit in 2008 decreased to $0.6 million from $3.6 million in 2007, due primarily to continued investment in our digital initiative.

## Financial Condition, Liquidity and Sources of Capital

We consider such factors as current assets, current liabilities, revenues, operating income and cash flows from operating activities, investing activities and financing activities when assessing liquidity. Our liquidity requirements arise mainly from our working capital needs, primarily accounts receivable, inventory and debt service requirements. Our senior secured credit facility and operating cash flows are our primary source of liquidity and are expected to be used for, among other things, interest and principal payments on debt obligations and capital expenditures necessary to support growth and productivity improvement.

Subsequent to year end, our liquidity position strengthened as a result of our receipt of $500.0 million in cash in connection with the settlement of our lawsuits against News. On February 4, 2010, we entered into a settlement agreement with News dismissing all outstanding litigation and releasing all related existing and potential claims against each other as of the date of the agreement. For further information regarding the settlement see Item 3 – "Legal Proceedings". We are currently analyzing how to maximize the use of the settlement proceeds, which we expect to be approximately $300.0 million, net of taxes and other payments related to the settlement.

### *Sources and Uses of Cash*

Cash and cash equivalents totaled $129.8 million at December 31, 2009, increasing $3.3 million from December 31, 2008. This net increase was primarily the result of net cash provided by operating activities of $197.4 million offset by net investing activities of $19.0 million and by net cash used by financing activities of $176.9 million.

*Operating Activities*

Net cash provided by operating activities for the year ended December 31, 2009 was $197.4 million compared to $96.3 million for the year ended December 31, 2008. Our improved year-over-year earnings was one of the primary drivers of this increase. Additional net changes in assets and liabilities of $80.3 million that affected operating cash flow are described more fully below:

- an increase in cash inflows from accounts receivable in 2009 compared to 2008 as a result of improved performance in days sales outstanding; and
- a decrease in inventory balances due to lower paper costs and efforts to reduce inventory at hand.

Net cash provided by operating activities for the year ended December 31, 2007 was $156.8 million. Excluding the effect of non-cash charges, such as the $245.7 million impairment charge and related decrease in deferred taxes, net earning were significantly lower in 2008 compared to 2007 and contributed to the year-over-year decrease in cash provided by operations. Also contributing were increased cash outflows for prepaid postage payments, taxes and timing of interest payments.

*Investing Activities*

Net cash used in investing activities of $19.0 million for the year ended December 31, 2009 was primarily due to capital expenditures largely representing technology enhancements.

Net cash provided by investing activities for the year ended December 31, 2008 was $12.1 million due primarily to $33.1 million in proceeds from the sale of property, plant and equipment, $28.8 million of which was the result of a sale-leaseback transaction for our Windsor, Connecticut properties, and $3.6 million in net proceeds from the sale of our French subsidiary, offset by $24.7 million in capital acquisitions of property, plant and equipment.

The net cash used in investing activities for the year ended December 31, 2007 was $1.1 billion as a result of the $1.2 billion acquisition of ADVO which was completed on March 2, 2007. See "Note 2 – Acquisition" to the Consolidated Financial Statements.

*Financing Activities*

Net cash used in financing activities during the year ended December 31, 2009 was $176.9 million. This included $51.8 million related to the satisfaction of our 6⅝% Senior Secured Notes due 2009, or the 2009 Secured Notes, and $128.4 million in repurchases of term loans under our senior secured credit facility and related fees. Offsetting these cash outflows were cash inflows of $4.5 million from the proceeds of stock options exercises.

Net cash used in financing activities during the year ended December 31, 2008 was $108.0 million, as the result of principal payments on the term loan B and delayed draw term loan portions of our senior secured credit facility and reduction of our outstanding 2009 Secured Notes. Additional financing activity included the draw down of the delayed draw term loan portion of our senior secured credit facility from which proceeds of $159.9 million were used to pay holders of our 2033 Secured Notes.

Cash provided by financing activities during the year ended December 31, 2007 was $1.0 billion as a result of the $1.1 billion provided from our borrowings of long term debt in order to fund the acquisition of ADVO, as described below under "Current and Long-term Debt."

*Current and Long-term Debt*

As of December 31, 2009, we had outstanding $1.0 billion in aggregate indebtedness, which consisted of $0.1 million of the 2033 Secured Notes, $540.0 million of the unsecured 2015 Notes and $353.6 million and $117.4 million under the term loan B and delayed draw term loan portions, respectively, of our senior secured credit facility. As of December 31, 2009, we had total outstanding letters of credit of approximately $9.5 million.

## Our Senior Secured Credit Facility

### *General*

On March 2, 2007, in connection with our acquisition of ADVO, we entered into a senior secured credit facility with Bear Stearns Corporate Lending Inc., as Administrative Agent, and a syndicate of lenders jointly arranged by Bear, Stearns & Co. Inc. and Banc of America Securities LLC.

Our senior secured credit facility originally consisted of the following:

- a five-year revolving line of credit in an aggregate principal amount of $120.0 million, including $35.0 million available in euros, British Pounds Sterling, Mexican Pesos or Canadian Dollars, $40.0 million available for letters of credit and a $20.0 million swingline loan subfacility (the "revolving line of credit");
- a seven-year term loan B in an aggregate principal amount equal to $590.0 million, with principal repayable in quarterly installments at a rate of 1.0% per year during the first six years of the term loan B, with the remaining balance thereafter to be paid on the seventh anniversary of the closing date of the term loan B (the "term loan B");
- a seven-year amortizing delayed draw term loan in an aggregate principal amount equal to $160.0 million, with principal repayable in quarterly installments at a rate of 1.0% per year during the first six years of the delayed draw term loan, with the remaining balance thereafter to be repaid in full on the maturity date of the term loan B (the "delayed draw term loan"); and
- an incremental facility pursuant to which, prior to the maturity of the senior secured credit facility, we may incur additional indebtedness under our senior secured credit facility in an additional amount up to $150.0 million under either the revolving line of credit or the term loan B or a combination thereof (the "incremental facility"). The obligations under the incremental facility will constitute secured obligations under our senior secured credit facility.

On January 22, 2009, we entered into the First Amendment to our senior secured credit facility, or the Amendment. As a result of the Amendment, we were permitted to use up to $125.0 million to repurchase from tendering lenders term loans outstanding under our senior secured credit facility at prices below par acceptable to such lenders through one or more modified Dutch auctions at any time or times during 2009. In connection with the Amendment, we agreed to voluntarily permanently reduce the aggregate revolving credit commitments under our senior secured credit facility from $120.0 million to $100.0 million in exchange for the ability to keep $20.0 million of revolving credit loans outstanding during any modified Dutch auction. The Amendment also made certain technical and conforming changes to the terms of our senior secured credit facility. During the twelve months ended December 31, 2009, we repurchased an aggregate principal amount of approximately $133.5 million of our outstanding term loans under our credit facility at a discount, resulting in a pre-tax gain of $10.0 million, recorded as other income, net, in our consolidated statements of income. This pre-tax gain represents the difference between the face amounts (par value) of the term loans repurchased and the actual repurchase prices of the term loans, including fees. Taxes on this gain will be deferred for five years beginning in 2009 and are then payable at 20% for each of the next five years.

All borrowings under our senior secured credit facility, including, without limitation, amounts drawn under the revolving line of credit are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. As of December 31, 2009, we had $353.6 million and $117.4 million outstanding under the term loan B and delayed draw portions, respectively, and $90.5 million available under the revolving line of credit portion (after giving effect to the reduction in the amount under our revolving line of credit and outstanding letters of credit) of our senior secured credit facility.

### *Interest and Fees*

Borrowings under our senior secured credit facility bear interest, at our option, at either the base rate (defined as the higher of the prime rate announced by the commercial bank selected by the administrative agent to the facility or the federal funds effective rate, plus 0.5%), or at a Eurodollar rate (as defined in the credit agreement), in each case, plus an applicable margin. For the quarter ended March 31, 2009, we elected three-month LIBOR as the applicable rate on borrowings under our senior secured credit facility. For the quarters ended June 30, 2009 and September 30, 2009, we elected one-month LIBOR as the applicable rate on borrowings under our senior secured credit facility. For the quarter ended December 31, 2009, we elected three-month LIBOR as the applicable rate. See "–Other Indebtedness" for additional information.

### *Guarantees and Security*

Our senior secured credit facility is guaranteed by substantially all of our existing and future domestic restricted subsidiaries pursuant to a Guarantee, Security and Collateral Agency Agreement, as amended. In addition, our obligations under our senior secured credit facility and the guarantee obligations of the subsidiary guarantors are secured by first priority liens on substantially all of our and our subsidiary guarantors' present and future assets and by a pledge of all of the equity interests in our subsidiary guarantors and 65% of the capital stock of our existing and future restricted foreign subsidiaries.

### *Prepayments*

Subject to customary notice and minimum amount conditions, we are permitted to make voluntary prepayments without payment of premium or penalty. With certain exceptions, we are required to make mandatory prepayments on the term loans in certain circumstances, including, without limitation, with 100% of the aggregate net cash proceeds from any debt offering, asset sale or insurance and/or condemnation recovery (to the extent not otherwise used for reinvestment in our business or a related business) and up to 50% (with the exact percentage to be determined based upon our consolidated secured leverage ratio as defined in our credit agreement) of our excess cash flow (as defined in the credit agreement). Such mandatory prepayments will first be applied ratably to the principal installments of the term loans and second, to the prepayment of any outstanding revolving or swing-line loans, without an automatic reduction of the amount of the revolving line of credit.

### *Covenants*

Subject to customary and otherwise agreed upon exceptions, our senior secured credit facility contains affirmative and negative covenants, including, but not limited to,

- the payment of other obligations;
- the maintenance of organizational existences, including, but not limited to, maintaining our property and insurance;
- compliance with all material contractual obligations and requirements of law;
- limitations on the incurrence of indebtedness;
- limitations on creation and existence of liens;
- limitations on certain fundamental changes to our corporate structure and nature of our business, including mergers;
- limitations on asset sales;
- limitations on restricted payments, including certain dividends and stock repurchases;
- limitations on capital expenditures;
- limitations on any investments, provided that certain "permitted acquisitions" and strategic investments are allowed;
- limitations on optional prepayments and modifications of certain debt instruments;
- limitations on modifications to material agreements;

- limitations on transactions with affiliates;
- limitations on entering into certain swap agreements;
- limitations on negative pledge clauses or clauses restricting subsidiary distributions;
- limitations on sale-leaseback and other lease transactions; and
- limitations on changes to our fiscal year.

Our senior secured credit facility also requires us to comply with a maximum senior secured leverage ratio, as defined in the credit agreement (generally, the ratio of our consolidated senior secured indebtedness to consolidated EBITDA for the most recent four quarters), ranging from 4.25:1.00 to 3.50:1.00 (depending on the applicable period), and a minimum consolidated interest coverage ratio, as defined in the credit agreement (generally, the ratio of our consolidated EBITDA for such period to consolidated interest expense for such period), ranging from 1.60:1.00 to 2.00:1.00 (depending on the applicable period). For purposes of calculating the minimum consolidated interest coverage ratio, the Amendment permits us to exclude from the definition of "consolidated interest expense" in our senior secured credit facility swap termination and cancellation costs incurred in connection with any purchase, repurchase, payments or repayment of any loans under our senior secured credit facility, including pursuant to a modified Dutch auction. The table below shows the required and actual financial ratios under our senior secured credit facility as of December 31, 2009.

| | Required Ratio | Actual Ratio |
|---|---|---|
| Maximum senior secured leverage ratio | No greater than 3.50:1.00 | 1.80:1.00 |
| Minimum consolidated interest coverage ratio | No less than 2.00:1.00 | 3.38:1.00 |

In addition, we are required to give notice to the administrative agent and the lenders under the credit agreement of defaults under our senior secured credit facility documentation and other material events, make any new wholly-owned restricted domestic subsidiary a subsidiary guarantor and pledge substantially all after-acquired property as collateral to secure our and our subsidiary guarantors' obligations in respect of our senior secured credit facility.

### *Events of Default*

Our senior secured credit facility contains customary events of default, including upon a change of control. If such an event of default occurs, the lenders under our senior secured credit facility would be entitled to take various actions, including in certain circumstances increasing the effective interest rate and accelerating the amounts due under our senior secured credit facility.

### 6⅝% Senior Secured Notes due 2009

On January 15, 2009, we satisfied and discharged the 2009 Secured Notes indenture in accordance with the terms of the indenture. Upon satisfaction and discharge, the indenture ceased to be of further effect (except for certain rights of the Trustee.)

### Senior Secured Convertible Notes due 2033

In May 2003, we issued $239,794,000 aggregate principal amount of the 2033 Secured Notes in a private placement transaction at an issue price of $667.24 per note, resulting in gross proceeds to us of $160.0 million. During the second quarter of 2008, we conducted a cash tender offer for the 2033 Secured Notes that was intended to satisfy the put rights of the holders of such notes that were exercisable on May 22, 2008 under the indenture governing such notes. Pursuant to the tender offer we repurchased an aggregate principal amount of $239.7 million (or $159.9 million net of discount) for an aggregate of $159.9 million. We used the delayed draw term loan portion of our senior secured credit facility to finance the tender offer. As of December 31, 2009, an aggregate principal amount of $85,000 (or approximately $58,000 net of discount) of the 2033 Secured Notes remained outstanding pursuant to the 2033 Secured Notes indenture.

### 8¼% Senior Notes due 2015

On March 2, 2007, we issued in a private placement $540.0 million aggregate principal amount of 8¼% Senior Notes due 2015, or the 2015 Notes. Interest on the 2015 Notes is payable every six months on March 1 and September 1, commencing September 1, 2007. The 2015 Notes are fully and unconditionally guaranteed, jointly and severally, by substantially all of our existing and future domestic restricted subsidiaries on a senior unsecured basis. In August 2007, in accordance with the terms of the registration rights agreement between us and the initial purchasers of the 2015 Notes, we completed an exchange offer to exchange the original notes issued in the private placement for a like principal amount of exchange notes registered under the Securities Act of 1933, as amended. An aggregate principal amount of $539,925,000 original notes were exchanged for exchange notes in the exchange offer. The remaining $75,000 principal amount of the original notes remains outstanding. The exchange notes are substantially identical to the original notes, except that the exchange notes are not subject to certain transfer restrictions.

Subject to a number of exceptions, the 2015 indenture restricts our ability and the ability of our subsidiaries to incur or guarantee additional indebtedness, transfer or sell assets, make certain investments, pay dividends or make distributions or other restricted payments, create certain liens, merge or consolidate, repurchase stock and enter into transactions with affiliates.

We may redeem all or a portion of the 2015 Notes at our option at any time prior to March 1, 2011, at a redemption price equal to 100% of the principal amount of 2015 Notes to be redeemed plus a make-whole premium as described in the 2015 indenture plus accrued and unpaid interest to the redemption date. At any time on or after March 1, 2011, we may redeem all or a portion of the 2015 Notes at our option at the redemption prices specified in the 2015 indenture plus accrued and unpaid interest to the redemption date. In addition, on or prior to March 1, 2010, we may redeem at our option up to 35% of the principal amount of the outstanding 2015 Notes with the proceeds of certain equity offerings at the redemption prices specified in the 2015 indenture. Upon the occurrence of a change of control, as defined in the 2015 indenture, holders have the right to require us to purchase all or a portion of their 2015 Notes at a purchase price equal to 101% of the principal amount of the 2015 Notes plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

### Additional Provisions

The indenture governing the 2033 Secured Notes contains a cross-default provision which becomes applicable if we default under any mortgage, indenture or instrument evidencing indebtedness for money borrowed by us and the default results in the acceleration of such indebtedness prior to its express maturity, and the principal amount of any such accelerated indebtedness aggregates in excess of $25.0 million. The indenture governing the 2015 Notes contains a cross-default provision which becomes applicable if we (a) fail to pay the stated principal amount of any of our indebtedness at its final maturity date, or (b) default under any of our indebtedness and the default results in the acceleration of indebtedness, and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $25.0 million or more. Our credit agreement contains a cross-default provision which becomes applicable if we (a) fail to make any payment under any indebtedness for money borrowed by us (other than the obligations under such credit agreement) and such default continues beyond the grace period provided in the instrument or other agreement under which such indebtedness was created or, (b) otherwise default under any such indebtedness, the effect of which default is to cause such indebtedness to be accelerated or to become subject to a mandatory offer to purchase and, in either instance, such default(s) are continuing with respect to indebtedness in an aggregate outstanding principal amount in excess of $25.0 million.

Subject to applicable limitations in our senior secured credit facility and indentures, we may from time to time repurchase our debt in the open market, through tender offers, exchanges of debt securities, by exercising rights to call, satisfying put obligations or in privately negotiated transactions.

### Other Indebtedness

During the second quarter of 2007, we entered into two interest rate swap agreements with an aggregate notional principal amount of $480.0 million. These interest rate swaps effectively fix the interest rate at 6.795% for $480.0 million of our variable rate debt under our senior secured credit facility. We initially designated the swaps as effective hedging instruments through March 31, 2009 and recorded the changes in the fair value of these interest rate swaps as a component of accumulated other comprehensive income (loss).

On April 1, 2009, we elected to change the interest rate on our variable rate debt under our senior secured credit facility from three-month LIBOR to one-month LIBOR. In conjunction with this, we discontinued cash flow hedge accounting treatment for the interest rate swap agreements. The deferred losses on the interest rate swaps previously charged to accumulated other comprehensive loss will be amortized to interest expense and any subsequent changes in the fair value of the swaps will be recognized in earnings as a component of interest expense until the swaps expire on December 31, 2010. The discontinuation of hedge accounting may increase the volatility in our reported earnings during the remaining terms of the interest rate swaps.

In February 2009, we reduced the notional principal amount of the interest rate swaps by $32.8 million and paid termination fees of approximately $2.6 million. The termination fees, or deferred losses, related to the terminated portion of the swaps will be amortized to interest expense over the original life of the interest rate swaps, through December 31, 2010.

On December 17, 2009, we entered into an interest rate swap agreement with an initial notional amount of $300.0 million to fix three month LIBOR at 2.005% for an effective interest rate of 3.755% for $300.0 million of our variable rate debt under our senior secured credit facility. The effective date of this agreement is December 31, 2010 which corresponds to the expiration date of the existing interest rate swap agreements detailed above. The notional amount of $300.0 million amortizes by $40.0 million at the end of every quarter until it reaches $100.0 million for the quarter ended June 30, 2012, the expiration date. In the event that our senior secured credit facility variable interest rate debt is less than the amounts we have hedged in connection with the interest rate swaps, we may need to pay termination fees in connection with such swaps.

### Covenant Compliance

As of December 31, 2009, we were in compliance with all of our indenture and senior secured credit facility covenants.

### *Future Commitments and Contractual Obligations*

We intend to use cash generated by operations to meet interest and principal repayment obligations, for general corporate purposes and to reduce our indebtedness.

As of December 31, 2009, we had authorization to repurchase an additional 6.1 million shares of our common stock under our existing share repurchase programs. No shares were repurchased during the years ended December 31, 2009 and 2008 as we suspended our share repurchase program in February 2006.

Management believes we will generate sufficient funds from operations and will have sufficient lines of credit available to meet anticipated liquidity needs, including interest and required payments of indebtedness.

Our contractual obligations as of December 31, 2009 are as follows:

| | Payments due by Period | | | | |
|---|---|---|---|---|---|
| (in millions of U.S. dollars) | **Total** | **Less Than 1 Year** | **1-3 Years** | **3-5 Years** | **More Than 5 Years** |
| Debt | $1,011.1 | $6.2 | $12.4 | $452.4 | $540.1 |
| Interest on debt | 340.7 | 75.8 | 113.1 | 107.3 | 44.5 |
| Operating leases | 144.4 | 23.8 | 61.9 | 23.8 | 34.9 |
| Unrecognized tax benefits (1) | 3.2 | 3.2 | - | - | - |
| | $1,499.4 | $109.0 | $187.4 | $583.5 | $619.5 |

(1) Valassis has an additional $9.8 million in gross unrecognized tax benefits for which the amount or period of related future payments cannot be reasonably estimated.

*Off-balance Sheet Arrangements*

As of December 31, 2009, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

*Capital Expenditures*

Capital expenditures were $19.1 million for the year ended December 31, 2009, largely representing technology enhancements. Management expects capital spending to meet the business needs of enhancing technology and replacing equipment as required. It is expected these expenditures will be made using funds provided by operations.

## NEW ACCOUNTING PRONOUNCEMENTS

### Recently Adopted

In June 2009, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (SFAS) No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," also known as FASB Accounting Standards Codification 105, or Codification or ASC, ASC 105 establishes the Codification as the source of authoritative U.S. GAAP recognized by the FASB for non-governmental agencies (other than guidance issued by the SEC). All existing accounting standards were superseded and accounting literature not included in the Codification is considered non-authoritative. The Codification did not change U.S. GAAP; instead, it changed the referencing of authoritative accounting literature. Adoption of ASC 105 required us to adjust references to authoritative accounting literature in our financial statements, but did not affect our financial position, results of operations or liquidity. The Codification became effective for financial statements issued for interim or annual periods ending after September 15, 2009. We have included references to the new Codification in this Annual Report on Form 10-K and the previous authoritative references are noted parenthetically.

On January 1, 2009, we adopted the requirements of ASC 470-20 (formerly FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"), which specifies that issuers of convertible debt should separately account for the liability and equity components of such instruments in a manner that will reflect the issuer's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The adoption required retrospective application for all periods presented and is effective for our 2033 Secured Notes, substantially all of which we repurchased pursuant to a cash tender offer in May 2008. The debt component of the 2033 Secured Notes was recognized retrospectively at the present value of its cash flows discounted using a 6.48% discount rate, our borrowing rate at the date of issuance of notes for a similar debt instrument without the conversion features. The equity component, recorded as additional paid-in capital, was $28.8 million, which represents the difference between the proceeds from the issuance of the 2033 Secured Notes and the fair value of the liability, net of deferred taxes of $15.5 million as of the date of the issuance of the 2033 Secured Notes. This retrospective adjustment is reflected on the consolidated balance sheets presented as of December 31, 2008. See Note 1 to the Consolidated Financial Statements.

The adoption also requires an accretion of the resultant debt discount over the expected life of the 2033 Secured Notes, which was May 2003 to May 2008. The consolidated statements of income were retrospectively modified compared to previously reported amounts for the years ended December 31, 2008 and 2007 by reducing net earnings and EPS by $2.2 million and $0.05 for 2008 and by $5.8 million and $0.12 million for 2007, as a result of recognizing incremental non-cash interest of $3.3 million during 2008 and $8.9 million during 2007. There is no impact to the 2009 consolidated statement of income as the 2033 Secured Notes were substantially repurchased in May 2008. See Note 1 to the Consolidated Financial Statements.

On January 1, 2009, we adopted changes issued in ASC 805 (formerly SFAS No. 141 (Revised), "Business Combinations") which requires an acquiring entity to recognize all assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. ASC 805 also includes changes to the accounting treatment and disclosure for certain specific items in a business combination. The adoption of ASC 805 will impact our accounting for business combinations that occur after January 1, 2009.

On January 1, 2009, we adopted the disclosure requirements within ASC 815-10 (formerly SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133") which expands the disclosure requirements of derivative instruments and hedging activities to provide a better understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and their effect on an entity's financial position, financial performance and cash flows. The adoption of these disclosure requirements of ASC 815-10 did not have an impact on our financial condition, results of operations or liquidity. For additional information regarding these disclosures, see Note 11 to our consolidated financial statements included in this Form 10-K.

On January 1, 2009, we adopted the applicable sections of ASC 350-30 (formerly FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets") which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. ASC 350-30 applies prospectively to all intangible assets acquired after January 1, 2009, whether acquired in a business combination or otherwise. The adoption of the applicable sections of ASC 350-30 will impact our accounting for new intangible assets acquired in business combinations that occur after January 1, 2009.

On January 1, 2009, we adopted the applicable sections of ASC 820-10 (formerly FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157") with regards to non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of the applicable sections of ASC 820-10 did not have an impact on our financial condition, results of operations or liquidity.

On January 1, 2009, we adopted the applicable sections of ASC 323-10 (formerly Emerging Issues Task Force (EITF) Issue No. 08-6, "Equity Method Investment Accounting Considerations") which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The adoption of the applicable sections of ASC 323-10 did not have an impact on our financial condition, results of operations or liquidity.

On January 1, 2009, we adopted the applicable sections of ASC 260-10 (formerly FSP EITF Issue No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities) which states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two class method. The adoption of the applicable sections of ASC 260-10 did not have a material impact on our reported basic and diluted earnings per share amounts.

Effective April 1, 2009, we adopted the requirements of ASC 855-10 (formerly SFAS No. 165, "Subsequent Events"). ASC 855-10 sets forth general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued.

### *Yet-to-be Adopted*

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13 which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are currently evaluating the impact, if any, of the adoption of ASU 2009-13 on our financial statements.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. The U.S. Securities and Exchange Commission (SEC) has defined a company's most critical accounting policies as the ones that are most important to the portrayal of their financial condition and results of operations, and which require them to make the most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and estimates addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions. For additional information see Note 1, "Significant Accounting Policies," of our Consolidated Financial Statements included in Item 8. We do not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

### *Goodwill, Intangible Assets and Other Long-lived Assets*

Our long-lived assets consist primarily of property and equipment, mailing lists, customer relationships, trade names and goodwill. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized but is evaluated at least annually in the fourth quarter for impairment and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, competition and other economic factors. We have determined that our trade names have indefinite useful lives and, therefore, we do not amortize them. We periodically review the carrying amounts of all of our long-lived assets. We undertake this review when facts and circumstances suggest that cash flows emanating from those assets may be diminished, and at least annually in the fourth quarter in the case of trade names and goodwill. The identification of units of accounting and the allocation of intangible assets by unit of accounting during 2009 were consistent with prior periods.

For goodwill, our annual impairment evaluation compares the fair value of each of our reporting units to its respective carrying amount and consists of two steps. First, we determine the fair values of each of our reporting units, as described below, and compare them to the corresponding carrying amounts. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner equivalent to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill.

We perform our impairment testing at the reporting unit level. Based on the criteria necessary to evaluate the number of reporting units that exist, we identified six reporting units as follows:

| | Goodwill at Dec. 31, 2009 ($ in millions) |
|---|---|
| Shared Mail | $534.2 |
| NCH Marketing Services, Inc. | 64.9 |
| Newspaper products | 27.7 |
| Valassis Relationship Marketing Systems | 6.1 |
| Valassis In Store Solutions, Inc. | 3.6 |
| Solo direct mail | 3.6 |
| | $640.1 |

The identification of reporting units and the allocation of goodwill to reporting units during 2009 were consistent with prior periods.

We estimate the fair values of our reporting units through a combination of income-based and market-based approaches. We rely primarily on the income-based approach and use the market-based approach to validate the results. The income-based approach is based on projected future debt-free cash flows that are discounted to present value using factors that consider the timing and risk of the future cash flows. We believe this approach is appropriate because it provides a fair value estimate based upon the reporting units expected long-term operations and cash flow performance. We estimate future cash flows for each of our reporting units based on our operating result projections for the respective operating unit. These projected cash flows are discounted to present value using a weighted average cost of capital thought to be indicative of market participants. At December 31, 2009, we used a discount rate of 14.6% for all of our reporting units, except for Valassis In-Store Solutions for which we used 17.5%, due to differences in industry and risk profile. Discount rates used in prior-year testing ranged from 15.0% to 17.5% depending on each unit's risk profile. The projections are based on both past performance and the projections and assumptions used in our current operating plan. In 2009, we used unique revenue growth assumptions for each reporting unit, based on history and product characteristics, ranging from 0% to growth of 10% through 2014, and used growth factors ranging from 0% - 3% to calculate terminal value at the end of five years for each reporting unit.

The market-based approach estimates fair value by applying trading multiples of potential earnings, such as EBITDA, of other publicly-traded companies within the industries our reporting units participate in to our reporting units. We believe this approach is appropriate because it provides a fair value using trading multiples from companies with operations and economic characteristics similar to our reporting units.

Based on the valuation approach described above, our estimated fair values substantially exceeded the carrying value for all reporting units and no impairment charge was warranted as of December 31, 2009. A 1% change in either the discount rates or revenue growth rates used in our analysis would not have a material effect on this conclusion.

Consistent with the prior year, we tested the value assigned to our trade names utilizing an estimated market royalty rate representing the percentage of revenues a market participant would be willing to pay as a royalty for their use. Based on our analysis of market transactions, we used a 1% royalty rate (equivalent to the rate used in the prior year) applied to future estimated revenue streams and performed a discounted cash flow analysis. As of December 31, 2009, the resulting fair value based on this calculation, using a discount factor of 15.0% (down from 17.5% in the prior year due to decreased market risk), which represented the weighted average cost of capital of market participants, indicated no impairment.

### ***Revenue Recognition***

#### Shared Mail

Revenues are recognized when persuasive evidence of a sales arrangement exists and when services are rendered. Shared Mail services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the package has been shipped and accepted by the USPS. There is no risk pertaining to customer acceptance and the sales arrangement specifies a fixed and determinable price and collectibility is reasonably assured. We provide for an allowance for sales adjustments to estimate claims resulting from billing and sales adjustments in the event of incorrect invoicing, pricing disputes or untimely mailings of clients' advertising material. The amount of this reserve is evaluated monthly taking into account historical trends, specific items and trended sales adjustments.

#### Neighborhood Targeted

The majority of Neighborhood Targeted products are newspaper delivered, and revenues are recognized in the period that the product is distributed. For non-newspaper-delivered products, revenues are recognized when the product is shipped to the customer or distributed to the consumer via direct to door.

ROP revenues are recognized on the date that the advertisement runs in the newspaper. Some clients have contracts whereby we earn a transaction fee and the media costs are pass-through costs to the client. In such cases, we only recognize the transaction fee as revenue on the date the advertisement runs in the newspaper. Client contracts can vary, which may lead to material changes in revenues recognized for this segment, while not materially affecting absolute gross margin dollars.

*FSI*

Revenues from FSIs and custom cooperative FSIs are recognized in the period that the product is distributed in the newspaper or shared mail package. In accordance with industry practice, we generally pre-bill FSI customers (except remnant space) in advance of the related distribution date. However, these billings are reflected as progress billings (liability) until the appropriate distribution period. Provision for rebates or pricing adjustments is made at the time that the related revenue is recognized.

*International, Digital Media & Services*

Revenues for coupon clearing do not include the face value of the coupons processed or the retailer service fee. However, clients are billed for the face value and retailer fee which are included in both accounts receivable and accounts payable. Once coupon processing has been completed, fee revenues are recognized.

Revenues for solo direct-mail products are recognized when the product is accepted by the USPS for insertion into the mail stream. In most cases, postage costs are passed through directly to the client and are not recognized as revenue. Revenues from software products are recognized per installation, and revenues from services are recognized on a percent-complete method.

***Stock Compensation*** – We grant stock options to our employees under various incentive plans. Options are granted with exercise prices at least equal to the fair value on the date of grant. We utilize the Black-Scholes valuation model, which requires us to make various estimates in calculating expense. See Note 9 of "Notes to Consolidated Financial Statements" included in Item 8 for additional discussion of significant valuation assumptions.

***Client Contract Incentives*** – We occasionally provide upfront cash incentives to key clients to secure the value of a long-term contract. The cost of such incentives are capitalized and amortized as a reduction to revenues over the life of the client contract to match the associated value of the contract.

***Accounting for Income Taxes*** – As part of the process of preparing financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure along with assessing the temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. Changes in tax laws, statutory tax rates, and estimates of our future taxable income levels could result in the realization of deferred tax assets being materially different from amounts provided for in the consolidated financial statements. See Note 6 of "Notes to Consolidated Financial Statements" included in Item 8.

Reserves for taxes are established for taxes that may become payable in future years as a result of audits by tax authorities. These tax reserves are reviewed as circumstances warrant and adjusted as events occur that affect our potential liability for additional taxes, such as conclusion of tax audits, identification of new issues, changes in federal or state laws or interpretations of the law.

***Derivative Financial Instruments*** – We use derivative financial instruments, including forward foreign exchange and interest rate swap contracts, to manage our exposure to fluctuations in foreign exchange rates and interest rates. The use of these financial instruments mitigates exposure to these risks with the intent of reducing the risks and the variability of our operating results. We are not a party to leveraged derivatives and do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value and the changes in fair value are immediately included in earnings if the derivatives are not designated and do not qualify as effective hedges. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of accumulated other comprehensive income until the underlying hedged item is recognized in earnings.

We formally document our hedge relationships, including the identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction. Effective derivatives are recorded at fair value in other current and long-term assets and other current and long-term liabilities in the consolidated balance sheet. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. We also formally assess, both at inception and at least quarterly thereafter, whether a derivative used in a hedging transaction is highly effective in offsetting changes in either the fair value or cash flows of the hedged item. When it is determined that a derivative ceases to be a highly effective hedge, we discontinue hedge accounting. Hedge ineffectiveness, determined in accordance with FASB guidance, did not have a material impact on operations for 2009, 2008 or 2007.

***Other Matters*** – We do not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons, also known as "variable interest entities."

## Item 7a. Quantitative and Qualitative Disclosures about Market Risk

Our principal market risks are interest rates on various debt instruments and foreign exchange rates at our international subsidiaries.

Interest Rates

Our borrowings under our senior secured credit facility are subject to a variable rate of interest calculated on either a prime rate or a Eurodollar rate. To reduce our exposure to fluctuating interest rates, we entered into two interest rate swap agreements that expire December 31, 2010, which convert an aggregate of $447.2 million, or 94.9%, of our total variable rate debt under our senior secured credit facility, to fixed rate debt. As of December 31, 2009, the fair value of these derivatives was a liability of $19.8 million and an aggregate principal amount of $23.8 million outstanding under the term loan B and delayed draw portions of our senior secured credit facility was subject to interest rate variability.

On December 17, 2009, we entered into an interest swap agreement which will initially convert $300.0 million of our total variable rate debt under our senior secured credit facility to fixed rate debt. The effective date of this agreement is December 31, 2010, which corresponds to the expiration date of the existing interest rate swap agreements. As of December 31, 2009, the fair value of this derivative was an asset of $0.8 million.

Foreign Currency

Currencies to which we have exposure are the Mexican peso, Canadian dollar, Polish zloty, British pound and Euro. Currency restrictions are not expected to have a significant effect on our cash flows, liquidity, or capital resources. We purchase the Mexican peso and the Polish zloty under two to twelve-month forward foreign exchange contracts to stabilize the cost of production. Certain of our Mexican peso forward exchange contracts were originally designated as cash flow hedges upon inception and, accordingly, the effective portion of any fair value change was recorded as a component of other comprehensive loss and any ineffective portion was reflected in the statement of income. Actual exchange losses or gains are recorded against production expense when the contracts are executed. As of December 31, 2009, we had commitments to purchase $9.1 million in Mexican pesos and $0.5 million in Polish zlotys over the next twelve months.

## Item 8. Financial Statements and Supplementary Data

### VALASSIS COMMUNICATIONS, INC.
### Consolidated Balance Sheets

| | December 31, | |
|---|---|---|
| (in thousands of U.S. dollars) | 2009 | 2008 |
| **Assets** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $129,846 | $126,556 |
| Accounts receivable (less allowance for doubtful accounts of $7,593 at Dec. 31, 2009 and $9,887 at Dec. 31, 2008) | 428,836 | 479,749 |
| Inventories: | | |
| Raw materials | 23,263 | 29,662 |
| Work in progress | 17,209 | 18,511 |
| Prepaid expenses and other | 37,046 | 31,235 |
| Deferred income taxes (Note 6) | - | 1,879 |
| Refundable income taxes | 12,578 | 15,509 |
| **Total current assets** | **648,778** | **703,101** |
| **Property, plant and equipment, at cost:** | | |
| Land and buildings | 44,285 | 43,832 |
| Machinery and equipment | 218,397 | 215,551 |
| Office furniture and equipment | 206,931 | 199,712 |
| Automobiles | 1,266 | 214 |
| Leasehold improvements | 28,896 | 25,456 |
| | 499,775 | 484,765 |
| Less accumulated depreciation and amortization | (301,874) | (250,828) |
| **Net property, plant and equipment** | **197,901** | **233,937** |
| **Intangible assets (Note 3):** | | |
| Goodwill | 640,073 | 640,939 |
| Other intangibles, net | 238,859 | 251,483 |
| **Net intangible assets** | **878,932** | **892,422** |
| Investments | 2,298 | 2,555 |
| Other assets | 16,113 | 21,166 |
| **Total assets** | **$1,744,022** | **$1,853,181** |

See accompanying notes to consolidated financial statements.

## VALASSIS COMMUNICATIONS, INC.
## Consolidated Balance Sheets, Continued

| (in thousands of U.S. dollars) | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities:** | | |
| Current portion long-term debt (Note 4) | $6,197 | $90,855 |
| Accounts payable | 338,418 | 337,359 |
| Accrued interest | 15,103 | 16,677 |
| Accrued compensation and benefits | 53,258 | 45,348 |
| Accrued other expenses | 59,275 | 40,830 |
| Progress billings | 40,532 | 44,539 |
| Deferred income taxes (Note 6) | 22 | - |
| **Total current liabilities** | **512,805** | **575,608** |
| **Long-term debt** (Note 4) | 1,004,875 | 1,111,712 |
| Other non-current liabilities | 40,567 | 66,029 |
| Deferred income taxes (Note 6) | 87,914 | 94,418 |
| Commitments and contingencies (Notes 7 and 8) | | |
| **Stockholders' equity** (Notes 9 and 10): | | |
| Preferred stock of $.01 par value. Authorized 25,000,000 shares; no shares issued or outstanding at Dec. 31, 2009 and Dec. 31, 2008 | | |
| Common stock of $.01 par value. Authorized 100,000,000 shares; issued 64,241,359 at Dec. 31, 2009 and 63,533,092 at Dec. 31, 2008; outstanding 48,762,242 at Dec. 31, 2009 and 48,053,975 at Dec. 31, 2008 | 642 | 635 |
| Additional paid-in capital | 98,927 | 87,305 |
| Retained earnings | 522,731 | 455,963 |
| Accumulated other comprehensive loss (Note 1) | (4,269) | (18,319) |
| Treasury stock, at cost (15,479,117 shares at Dec. 31, 2009 and 2008) | (520,170) | (520,170) |
| **Total stockholders' equity** | **97,861** | **5,414** |
| **Total liabilities and stockholders' equity** | **$1,744,022** | **$1,853,181** |

See accompanying notes to consolidated financial statements.

## VALASSIS COMMUNICATIONS, INC.
## Consolidated Statements of Income

| (in thousands of U.S. dollars, except per share data) | Year Ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| **Revenues** | $2,244,248 | $2,381,907 | $2,242,171 |
| **Costs and expenses:** | | | |
| Cost of sales | 1,693,652 | 1,855,894 | 1,714,181 |
| Selling, general and administrative | 354,933 | 385,826 | 354,305 |
| Amortization of intangible assets | 12,624 | 9,223 | 7,915 |
| Impairment charge | - | 245,700 | - |
| Total costs and expenses | 2,061,209 | 2,496,643 | 2,076,401 |
| **Earnings (loss) from operations** | 183,039 | (114,736) | 165,770 |
| Other expenses and income: | | | |
| Interest expense | 87,041 | 98,903 | 93,779 |
| Interest income | (546) | (2,913) | (5,333) |
| Other (income) expense, net | (14,399) | 5,111 | (2,672) |
| Total other expenses and income | 72,096 | 101,101 | 85,774 |
| **Earnings (loss) before income taxes** | 110,943 | (215,837) | 79,996 |
| Income tax expense (benefit) | 44,175 | (6,185) | 27,756 |
| **Net earnings (loss)** | $66,768 | $ (209,652) | $52,240 |
| **Net earnings (loss) per common share, basic** | $1.39 | $(4.37) | $1.09 |
| **Net earnings (loss) per common share, diluted** | $1.36 | $(4.37) | $1.09 |
| **Weighted average common shares, basic** | 48,129 | 47,977 | 47,721 |
| **Weighted average common shares, diluted** | 49,270 | 47,977 | 47,885 |

See accompanying notes to consolidated financial statements.

# VALASSIS COMMUNICATIONS, INC.
## Consolidated Statements of Stockholders' Equity

| (in thousands of U.S. dollars) | Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Total | Total Comprehensive Income (Loss) |
|---|---|---|---|---|---|---|---|
| **Balances at Dec. 31, 2006** | **$633** | **$73,034** | **$617,323** | **$(520,227)** | **$4,734** | **$175,497** | |
| Net earnings | | | 52,240 | | | 52,240 | $52,240 |
| Other comprehensive income: | | | | | | | |
| Foreign currency translation | | | | | | | 1,981 |
| Unrealized changes in fair value of cash flow hedges, net of tax | | | | | | | (10,527) |
| Accrued interest on auction-rate securities | | | | | | | (240) |
| Total comprehensive income | | | | | | | $43,454 |
| FIN 48 adjustment | | | (3,948) | | | (3,948) | |
| Exercise of stock options | | | | | | - | |
| Deferred compensation | | (563) | | | | (563) | |
| Stock grants | 1 | 2,303 | | | | 2,304 | |
| Stock option expense | | 5,517 | | | | 5,517 | |
| Other comprehensive income | | | | | (8,995) | (8,995) | |
| **Balances at Dec. 31, 2007** | **634** | **80,291** | **665,615** | **(520,227)** | **(4,261)** | **222,052** | |
| Net loss | | | (209,652) | | | (209,652) | ($209,652) |
| Other comprehensive loss: | | | | | | | |
| Foreign currency translation | | | | | | | (1,934) |
| Unrealized changes in fair value of cash flow hedges, net of tax | | | | | | | (12,124) |
| Total comprehensive loss | | | | | | | ($223,710) |
| Exercise of stock options | | (28) | | 57 | | 29 | |
| Deferred compensation | | 296 | | | | 296 | |
| Stock grants | 1 | 1,295 | | | | 1,296 | |
| Stock option expense | | 5,451 | | | | 5,451 | |
| Other comprehensive loss | | | | | (14,058) | (14,058) | |
| **Balances at Dec. 31, 2008** | **635** | **87,305** | **455,963** | **(520,170)** | **(18,319)** | **5,414** | |
| Net earnings | | | 66,768 | | | 66,768 | $66,768 |
| Other comprehensive loss: | | | | | | | |
| Foreign currency translation | | | | | | | 1,786 |
| Losses on cash flow hedges, net of tax | | | | | | | 10,146 |
| Unrealized changes in fair value of cash flow hedges, net of tax | | | | | | | 2,118 |
| Total comprehensive income | | | | | | | $80,818 |
| Exercise of stock options | 7 | 4,513 | | | | 4,520 | |
| Deferred compensation | | 1,360 | | | | 1,360 | |
| Stock grants | | 68 | | | | 68 | |
| Stock option expense | | 5,681 | | | | 5,681 | |
| Other comprehensive gain | | | | | 14,050 | 14,050 | |
| **Balances at Dec. 31, 2009** | **$642** | **$98,927** | **$522,731** | **$(520,170)** | **$(4,269)** | **$97,861** | |

See accompanying notes to consolidated financial statements.

**VALASSIS COMMUNICATIONS, INC.**
**Consolidated Statements of Cash Flows**

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands of U.S. dollars) | **2009** | **2008** | **2007** |
| **Cash flows from operating activities:** | | | |
| Net earnings (loss) | $66,768 | $(209,652) | $52,240 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation | 55,224 | 60,145 | 54,592 |
| Amortization of intangibles | 12,624 | 9,223 | 7,915 |
| Amortization of bond discount | 3,281 | 6,564 | 12,348 |
| Provision for losses on accounts receivable | 5,732 | 8,602 | 5,290 |
| Gain on debt extinguishment, net of taxes | (10,028) | - | - |
| Writedown of impaired assets | - | 245,700 | 3,063 |
| Loss on termination of cash flow hedges, net | 2,513 | - | - |
| (Gain) loss on equity investments | (4,561) | 2,172 | (2,040) |
| Stock-based compensation expense | 7,109 | 7,043 | 7,258 |
| (Gain) loss on sale of property, plant and equipment | (228) | 3,326 | 246 |
| Deferred income taxes | (10,965) | (26,467) | 546 |
| Changes in assets and liabilities which increase (decrease) cash flow: | | | |
| Accounts receivable | 45,181 | 25,045 | 3,411 |
| Inventories | 7,701 | (4,582) | (11,613) |
| Prepaid expenses and other | (5,810) | (11,856) | 9,013 |
| Other assets | 7,360 | 5,735 | 25,946 |
| Other liabilities | 10,571 | (1,630) | (17,993) |
| Accounts payable | 1,059 | 2,365 | 29,023 |
| Accrued interest and expenses | 4,958 | (15,275) | (8,702) |
| Income taxes | 2,931 | (9,124) | 249 |
| Progress billings | (4,007) | (1,077) | (13,960) |
| **Total adjustments** | **130,645** | **305,909** | **104,592** |
| **Cash flows provided by operating activities** | **$197,413** | **$96,257** | **$156,832** |

See accompanying notes to consolidated financial statements.

## VALASSIS COMMUNICATIONS, INC.
## Consolidated Statements of Cash Flows, Continued

| | Year Ended December 31 | | |
|---|---|---|---|
| (in thousands of U.S. dollars) | 2009 | 2008 | 2007 |
| **Cash flows from investing activities:** | | | |
| Additions to property, plant and equipment | $ (19,104) | $(24,659) | $(30,545) |
| Proceeds from sales of property, plant and equipment | 96 | 33,123 | |
| Proceeds from sale of French business | - | 3,605 | - |
| Purchases of auction rate securities | - | - | (156,335) |
| Proceeds from sales of auction rate securities | - | - | 258,869 |
| Acquisition of ADVO, net of cash acquired | - | - | (1,187,874) |
| Investments and advances to affiliated companies | - | - | (1,000) |
| Other | - | - | (604) |
| **Net cash (used in) provided by investing activities** | **(19,008)** | **12,069** | **(1,117,489)** |
| **Cash flows from financing activities:** | | | |
| Borrowings of long-term debt | 20,000 | 160,000 | 1,130,000 |
| Payment of debt issue costs | - | - | (19,212) |
| Repayment of long-term debt | (200,134) | (268,008) | (79,425) |
| Other debt related payments | (1,335) | - | - |
| Proceeds from issuance of common stock | 4,520 | 29 | - |
| **Net cash (used in) provided by financing activities** | **(176,949)** | **(107,979)** | **1,031,363** |
| Effect of exchange rate changes on cash | 1,834 | 970 | 1,914 |
| Net increase in cash and cash equivalents | 3,290 | 1,317 | 72,620 |
| Cash and cash equivalents at beginning of the year | 126,556 | 125,239 | 52,619 |
| **Cash and cash equivalents at end of the year** | **$ 129,846** | **$126,556** | **$125,239** |
| **Supplemental disclosure of cash flow information** | | | |
| Cash paid during the year for interest | $79,501 | $103,401 | $65,528 |
| Cash paid during the year for income taxes | $43,518 | $36,234 | $24,444 |
| Non-cash investing and financing activities: | | | |
| Stock issued under stock-based compensation plan | $68 | $1,296 | $2,304 |
| Acquisition of capital assets in accounts payable | - | - | $7,757 |

See accompanying notes to consolidated financial statements.

## (1) SIGNIFICANT ACCOUNTING POLICIES

### PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Valassis Communications, Inc. (Valassis) and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Investments in joint ventures which are not "majority owned" or controlled are accounted for under the equity method. Our portion of the earnings or losses in the joint ventures is recorded in the "Consolidated Statements of Income" as other income and expense.

### REVENUE RECOGNITION

- Revenues for newspaper-delivered promotions are recognized in the period the product is distributed in the newspaper.
- In accordance with industry practice, we generally pre-bill FSI clients in advance of the related distribution date. However, these billings are reflected as progress billings (liability) until the appropriate distribution period.
- Products and services not distributed via newspapers are recognized in revenue when the product is shipped, accepted by the USPS or the service is performed.
- Revenues generated for processing coupons for payment do not include the face value of the coupon or the retailer handling fee. Once the coupon processing is complete, the processing fee revenue is recognized.
- Taxes collected from clients are reported on a net basis and, as such, excluded from revenues.

### USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

### CASH EQUIVALENTS

All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

### INVENTORIES

Inventories are accounted for at lower of cost or market using the first in, first out (FIFO) method of inventory valuation.

### CLIENT CONTRACT INCENTIVES

We occasionally provide upfront cash incentives to key clients to secure the value of a long-term contract. The cost of such incentives is capitalized and amortized as a reduction to revenues over the life of the client contract to match the associated value of the contract.

## PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment are stated at cost. Expenditures and improvements that add significantly to the productive capacity or extend the useful life of an asset are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the estimated life of the related asset or the lease-term using the straight-line method. The useful lives of the major classes of property, plant and equipment are as follows:

| Class | Range |
|---|---|
| Buildings/building improvements | 10 - 30 years |
| Machinery and equipment | 5 - 20 years |
| Office furniture, fixtures, and computer equipment and software | 3 - 10 years |
| Automobiles | 3 years |
| Leasehold improvements | 5 - 10 years |

## GOODWILL, INTANGIBLE ASSETS AND OTHER LONG-LIVED ASSETS

Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. The fair value of the reporting units is determined based on valuation techniques using the best information that is available, such as discounted cash flow projections. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step must be performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Goodwill is tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. The annual impairment tests are performed in the fourth quarter of each year.

Intangible assets and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. If impairment indicators exist, an assessment of undiscounted future cash flows to be generated by such assets is made. If the results of the analysis indicate impairment, the assets are adjusted to fair market value. Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives. Fully amortized intangible assets are removed from the cost and accumulated amortization accounts.

## INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

## DERIVATIVES AND HEDGING TRANSACTIONS

We use derivative financial instruments, including forward foreign exchange and interest rate swap contracts, to manage our exposure to fluctuations in foreign exchange rates and interest rates. The use of these financial instruments mitigates exposure to these risks with the intent of reducing the risks and the variability of our operating results. We are not a party to leveraged derivatives and do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value and the changes in fair value are immediately included in earnings if the derivatives are not designated and do not qualify as effective hedges. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of accumulated other comprehensive income until the underlying hedged item is recognized in earnings.

## COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of changes in the fair value of effective derivative instruments and foreign currency translation as set forth in the table below.

| | December 31, | |
|---|---|---|
| (in thousands of U.S. dollars) | 2009 | 2008 |
| Unrealized changes in fair value of cash flow hedges | $489 | $(22,496) |
| Unrealized loss on discontinued cash flow hedges | (10,721) | - |
| Foreign currency translation | 5,963 | 4,177 |
| Total accumulated other comprehensive loss | $(4,269) | $(18,319) |

## ACCUMULATED FOREIGN CURRENCY TRANSLATION

The financial statements of foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year-to-year have been reported in accumulated other comprehensive loss in stockholders' equity.

## NEW ACCOUNTING PRONOUNCEMENTS

### Recently Adopted

In June 2009, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (SFAS) No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," also known as FASB Accounting Standards Codification ("Codification" or "ASC") 105. ASC 105 establishes the Codification as the source of authoritative U.S. GAAP recognized by the FASB for non-governmental agencies (other than guidance issued by the SEC). All existing accounting standards were superseded and accounting literature not included in the Codification is considered non-authoritative. The Codification did not change U.S. GAAP; instead, it changed the referencing of authoritative accounting literature. Adoption of ASC 105 required us to adjust references to authoritative accounting literature in our financial statements, but did not affect our financial position, results of operations or liquidity. The Codification became effective for financial statements issued for interim or annual periods ending after September 15, 2009. We have included references to the new Codification in this Annual Report on Form 10-K and the previous authoritative references are noted parenthetically.

On January 1, 2009, we adopted the requirements of ASC 470-20 (formerly FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"), which specifies that issuers of convertible debt should separately account for the liability and equity components of such instruments in a manner that will reflect the issuer's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The adoption required retrospective application for all periods presented and is effective for our Senior Secured Convertible Notes due 2033, or the 2033 Secured Notes, substantially all of which we repurchased pursuant to a cash tender offer in May 2008. The debt component of the 2033 Secured Notes was recognized retrospectively at the present value of its cash flows discounted using a 6.48% discount rate, our borrowing rate at the date of issuance of notes for a similar debt instrument without the conversion features. The equity component, recorded as additional paid-in capital, was $28.8 million, which represents the difference between the proceeds from the issuance of the 2033 Secured Notes and the fair value of the liability, net of deferred taxes of $15.5 million as of the date of the issuance of the 2033 Secured Notes. The adoption also requires an accretion of the resultant debt discount over the expected life of the 2033 Secured Notes, which was May 2003 to May 2008.

As a result of the adoption, our consolidated financial statements were retrospectively adjusted for 2008 and 2007. There was no impact in 2009 as the 2033 Secured Notes were substantially repurchased in May 2008.

The following financial statement line items within the consolidated statements of income for the years ended December 31, 2008 and 2007 were affected by the adoption of the new guidance relating to the accounting for convertible debt:

| | Year Ended December 31, 2008 | | |
|---|---|---|---|
| (in thousands of U.S. dollars, except per share data) | As Originally Reported | Effect of Change | After Adoption of New Accounting Guidance |
| Interest expense | $95,579 | $3,324 | $98,903 |
| Total other expenses and income | 97,777 | 3,324 | 101,101 |
| Earnings (loss) before income taxes | (212,513) | (3,324) | (215,837) |
| Income tax (benefit) expense | (5,022) | (1,163) | (6,185) |
| Net earnings (loss) | (207,491) | (2,161) | (209,652) |
| Net earnings (loss) per common share: | | | |
| Basic | $(4.32) | $(0.05) | $(4.37) |
| Diluted | $(4.32) | $(0.05) | $(4.37) |

| | Year Ended December 31, 2007 | | |
|---|---|---|---|
| (in thousands of U.S. dollars, except per share data) | As Originally Reported | Effect of Change | After Adoption of New Accounting Guidance |
| Interest expense | $84,915 | $8,864 | $93,779 |
| Total other expenses and income | 76,910 | 8,864 | 85,774 |
| Earnings (loss) before income taxes | 88,860 | (8,864) | 79,996 |
| Income tax (benefit) expense | 30,858 | (3,102) | 27,756 |
| Net earnings (loss) | 58,002 | (5,762) | 52,240 |
| Net earnings (loss) per common share: | | | |
| Basic | $1.21 | $(0.12) | $1.09 |
| Diluted | $1.21 | $(0.12) | $1.09 |

**VALASSIS COMMUNICATIONS, INC.**
**Notes to Consolidated Financial Statements**

The following financial statement line items within the consolidated balance sheet as of December 31, 2008 were affected by the adoption of the new guidance relating to the accounting for convertible debt:

| | December 31, 2008 | | |
|---|---|---|---|
| (in thousands of U.S. dollars) | As Originally Reported | Effect of Change | After Adoption of New Accounting Guidance |
| Additional paid-in-capital | $58,496 | $28,809 | $87,305 |
| Retained earnings | 484,772 | (28,809) | 455,963 |

The following financial statement line items within the consolidated statements of cash flows as of December 31, 2008 and 2007 were affected by the adoption of the new guidance relating to the accounting for convertible debt:

| | Year Ended December 31, 2008 | | |
|---|---|---|---|
| (in thousands of U.S. dollars) | As Originally Reported | Effect of Change | After Adoption of New Accounting Guidance |
| Cash flow from operating activities | | | |
| Net earnings (loss) | $(207,491) | $(2,161) | $(209,652) |
| Amortization of bond discount | 3,240 | 3,324 | 6,564 |
| Deferred income taxes | (25,304) | (1,163) | (26,467) |
| Total adjustments | 303,748 | 2,161 | 305,909 |

| | Year Ended December 31, 2007 | | |
|---|---|---|---|
| (in thousands of U.S. dollars) | As Originally Reported | Effect of Change | After Adoption of New Accounting Guidance |
| Cash flow from operating activities | | | |
| Net earnings (loss) | $58,002 | $(5,762) | $52,240 |
| Amortization of bond discount | 3,484 | 8,864 | 12,348 |
| Deferred income taxes | 3,648 | (3,102) | 546 |
| Total adjustments | 98,830 | 5,762 | 104,592 |

On January 1, 2009, we adopted changes issued in ASC 805 (formerly SFAS No. 141 (Revised), "Business Combinations") which requires an acquiring entity to recognize all assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. ASC 805 also includes changes to the accounting treatment and disclosure for certain specific items in a business combination. The adoption of ASC 805 will impact our accounting for business combinations that occur after January 1, 2009.

On January 1, 2009, we adopted the disclosure requirements within ASC 815-10 (formerly SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133") which expands the disclosure requirements of derivative instruments and hedging activities to provide a better understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and their effect on an entity's financial position, financial performance and cash flows. The adoption of these disclosure requirements of ASC 815-10 did not have an impact on our financial condition, results of operations or liquidity. For additional information regarding these disclosures, see Note 11 to our consolidated financial statements included in this Form 10-K.

On January 1, 2009, we adopted the applicable sections of ASC 350-30 (formerly FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets") which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. ASC 350-30 applies prospectively to all intangible assets acquired after January 1, 2009, whether acquired in a business combination or otherwise. The adoption of the applicable sections of ASC 350-30 will impact our accounting for new intangible assets acquired in business combinations that occur after January 1, 2009.

On January 1, 2009, we adopted the applicable sections of ASC 820-10 (formerly FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157") with regards to non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of the applicable sections of ASC 820-10 did not have an impact on our financial condition, results of operations or liquidity.

On January 1, 2009, we adopted the applicable sections of ASC 323-10 (formerly Emerging Issues Task Force (EITF) Issue No. 08-6, "Equity Method Investment Accounting Considerations") which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The adoption of the applicable sections of ASC 323-10 did not have an impact on our financial condition, results of operations or liquidity.

On January 1, 2009, we adopted the applicable sections of ASC 260-10 (formerly FSP EITF Issue No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities) which states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two class method. The adoption of the applicable sections of ASC 260-10 did not have a material impact on our reported basic and diluted earnings per share amounts.

Effective April 1, 2009, we adopted the requirements of ASC 855-10 (formerly SFAS No. 165, "Subsequent Events"). ASC 855-10 sets forth general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued.

### Yet-to-be Adopted

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13 which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are currently evaluating the impact, if any, of the adoption of ASU 2009-13 on our financial statements.

## CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject Valassis to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. We place our cash in short-term high credit quality securities. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of clients comprising our client base and their dispersion across many different industries and geographies. No single client accounted for more than 10% of Valassis' consolidated revenues during the years ended December 31, 2009, 2008 and 2007. Generally, we do not require collateral or other security to support client receivables.

## (2) ACQUISITION

We completed the acquisition of ADVO, Inc. (ADVO) on March 2, 2007 for approximately $1.2 billion, including the refinancing of approximately $125 million in existing ADVO debt, which was financed with debt as more fully described in Note 4, "Long-Term Debt." The results of ADVO's operations have been included in our Consolidated Financial Statements since the acquisition date. ADVO was one of the country's leading direct mail companies, distributing direct advertising products on a weekly basis primarily through the United States Postal Service. The acquisition of ADVO, including its national shared mail distribution network, allows the combined company to offer clients unique, diverse and complete media plans for their value-oriented advertising content. In January 2008, we changed the corporate name of ADVO to Valassis Direct Mail, Inc. and incorporated its products and services into the combined Valassis product portfolio.

The acquisition was accounted for as a purchase in accordance with FASB guidance in effect at the time of the acquisition. The total purchase price reflects transaction costs and is net of cash acquired. The acquisition purchase price was allocated to assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values. The excess purchase price over those assigned values was recorded as goodwill. Goodwill recorded as a result of the acquisition is not deductible for tax purposes. The allocation of total purchase price is shown below and reflects a $3.1 million purchase accounting adjustment to goodwill for changes in deferred taxes and contract commitments which were recorded in 2008.

| (in thousands of U.S. dollars) | March 2, 2007 |
|---|---|
| Current assets, net of cash | $222,629 |
| Property, plant and equipment | 214,695 |
| Goodwill | 721,384 |
| Intangible assets | 296,000 |
| Other non-current assets | 20,036 |
| **Total assets acquired** | **$1,474,744** |
| Current liabilities | $122,106 |
| Non-current liabilities | 164,764 |
| **Total liabilities assumed** | **$286,870** |
| **Total purchase price, net of cash acquired** | **$1,187,874** |

The operating results for ADVO are included in the accompanying consolidated statements of operations from March 2, 2007, the date of acquisition. The following unaudited pro forma condensed consolidated financial information has been prepared assuming the ADVO acquisition had occurred on January 1, 2007.

| (in thousands of U.S. dollars, except for share amounts) | Year Ended December 31, 2007(1) |
|---|---|
| Revenues | $2,465,674 |
| Earnings from operations | 135,409 |
| Net earnings | 30,223 |
| Basic earnings per share | $0.63 |
| Diluted earnings per share | $0.63 |

(1) Results include $23.0 million in one-time costs related to the acquisition of ADVO by Valassis.

These unaudited pro forma results are presented for comparative purposes only. The pro forma results are not necessarily indicative of what our actual results would have been had the acquisition of ADVO been completed as of the beginning of the periods presented. In addition, the pro forma results do not purport to project our future results.

## (3) GOODWILL AND INTANGIBLE ASSETS

In accordance with FASB guidance, goodwill is not amortized, but instead goodwill and other intangible assets are tested for impairment annually and under certain circumstances. We perform such testing of goodwill in the fourth quarter of each year at year end, or as events occur or circumstances change that would potentially reduce the fair value of a reporting unit below its carrying amount. We have defined our reporting units and completed the impairment testing of goodwill at the reporting unit level. Our reporting units engage in business activities for which discrete financial information is available. We compare the fair value of the reporting units to the carrying value of the reporting units for goodwill impairment testing. Fair value is determined using primarily discounted cash flow analyses, as well as market-based data, such as prevailing multiples of EBITDA and revenue for companies with similar operations. The analysis of discounted cash flows requires the use of various economic, market and business assumptions in developing our internal forecasts, the useful life over which cash flows will occur, and determination of weighted average cost of capital. These assumptions reflect our best estimates at the time we perform the annual impairment test. However, our assumptions and estimates may differ significantly from actual results.

We performed annual impairment tests as of December 31, 2009, 2008 and 2007. Our 2008 annual impairment test resulted in a pre-tax, non-cash charge of $245.7 million to reflect impairment of goodwill and intangible assets in the Shared Mail and International, Digital Media & Services segments. The impairment was due to a decrease in the market value of our business and a decrease in the fair value of forecasted cash flows, reflecting the continued deterioration of macroeconomic conditions, which accelerated and became apparent during the fourth quarter of 2008. As of December 31, 2009 and 2007, we concluded no impairment of goodwill had occurred and no events had occurred during the respective years that would indicate an impairment of such assets had taken place.

The roll forward of the goodwill balance by segment for the years ended December 31, 2009 and 2008 is as follows:

| in thousands of U.S. dollars | Shared Mail | Neighborhood Targeted | Free Standing Inserts | International Digital, Media & Services | Total |
|---|---|---|---|---|---|
| Goodwill, at cost | $724,435 | $5,325 | $18,257 | $148,806 | $896,823 |
| Cumulative impairment charges | - | - | - | (51,300) | (51,300) |
| December 31, 2007 | $724,435 | $5,325 | $18,257 | $97,506 | $845,523 |
| Purchase accounting adjustment | (3,051) | - | - | - | (3,051) |
| Goodwill acquired | - | - | - | 4,467 | 4,467 |
| Goodwill impairment | (187,200) | - | - | (18,800) | (206,000) |
| December 31, 2008 | 534,184 | 5,325 | 18,257 | 83,173 | 640,939 |
| Purchase accounting adjustment | - | - | - | (866) | (866) |
| Reclassifications (1) | - | - | 4,100 | (4,100) | - |
| December 31, 2009 | $534,184 | $5,325 | $22,357 | $78,207 | $640,073 |

(1) During 2009, we recorded a reclassification to correct an immaterial error in the allocation of goodwill between segments.

The components of intangible assets were as follows:

| | December 31, 2009 | | | December 31, 2008 | | |
|---|---|---|---|---|---|---|
| | Gross Amount | Accumulated Amortization | Net Amount | Gross Amount | Accumulated Amortization | Net Amount |
| **Amortizing intangible assets** | | | | | | |
| Mailing lists, non compete agreements and other | $40,455 | $(5,847) | $34,608 | $40,455 | $(3,459) | $36,996 |
| Customer relationships | 140,000 | (23,390) | $116,610 | 140,000 | (13,154) | 126,846 |
| **Non-amortizing intangible assets** | | | | | | - |
| Valassis name, Tradenames, trademarks, and other | 87,641 | - | $87,641 | 87,641 (1) | | 87,641 |
| | $268,096 | (29,237) | $238,859 | $268,096 | $(16,613) | $251,483 |

(1) Includes the effect of the impairment charge of $39.7 million for the year ended December 31, 2008 related to tradenames and trademarks.

The associated amortization for the amortizable intangible assets was approximately $12.6 million, $9.2 million and $7.9 million for the years ended December 31, 2009, 2008, and 2007, respectively. Amortization related to these intangible assets is expected to be approximately $12.6 million in 2010, 2011, 2012, 2013 and 2014 and $88.1 million thereafter. The weighted average remaining useful life of amortizable intangible assets at December 31, 2009 is 17.1 years for Mailing lists, non-compete agreements and other and 11.0 years for Customer relationships.

## (4) LONG-TERM DEBT

Long-term debt is summarized as follows:

| (in thousands of U.S. dollars) | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Senior Secured Revolving Credit Facility | $ - | $ - |
| 6 5/8% Senior Secured Notes due 2009, net of discount | - | 51,784 |
| Senior Secured Convertible Notes due 2033, net of discount | 58 | 56 |
| 8¼% Senior Notes due 2015 | 540,000 | 540,000 |
| Senior Secured Term Loan B | 353,624 | 458,654 |
| Senior Secured Delayed Draw Term Loan | 117,390 | 152,073 |
| | $ 1,011,072 | $1,202,567 |
| Less current portion | 6,197 | 90,855 |
| Total long-term debt | $ 1,004,875 | $1,111,712 |

Maturities of long-term debt are $6.2 million in each of the years ended December 31, 2010, 2011, 2012 and 2013, $446.2 million in the year ended December 31, 2014 and $540.1 million thereafter.

## CREDIT FACILITY AND OTHER DEBT

*Current and Long-term Debt*

As of December 31, 2009, we had outstanding $1,011.1 million in aggregate indebtedness, which consisted of $0.1 million of the 2033 Secured Notes, $540.0 million of the unsecured 2015 Notes and $353.6 million and $117.4 million under the term loan B and delayed draw term loan portions, respectively, of our senior secured credit facility. As of December 31, 2009, we had total outstanding letters of credit of approximately $9.5 million.

## Our Senior Secured Credit Facility

### *General*

On March 2, 2007, in connection with our acquisition of ADVO, we entered into a senior secured credit facility with Bear Stearns Corporate Lending Inc., as Administrative Agent, and a syndicate of lenders jointly arranged by Bear, Stearns & Co. Inc. and Banc of America Securities LLC. Our senior secured credit facility originally consisted of the following:

- a five-year revolving line of credit in an aggregate principal amount of $120.0 million, including $35.0 million available in euros, British Pounds Sterling, Mexican Pesos or Canadian Dollars, $40.0 million available for letters of credit and a $20.0 million swingline loan subfacility (the "revolving line of credit");
- a seven-year term loan B in an aggregate principal amount equal to $590.0 million, with principal repayable in quarterly installments at a rate of 1.0% per year during the first six years of the term loan B, with the remaining balance thereafter to be paid in full on the seventh anniversary of the closing date of the term loan B (the "term loan B");
- a seven-year amortizing delayed draw term loan in an aggregate principal amount equal to $160.0 million, with principal repayable in quarterly installments at a rate of 1.0% per year during the first six years of the delayed draw term loan, with the remaining balance thereafter to be repaid in full on the maturity date of the term loan B (the "delayed draw term loan"); and
- an incremental facility pursuant to which, prior to the maturity of the senior secured credit facility, we may incur additional indebtedness under our senior secured credit facility in an additional amount up to $150.0 million under either the revolving line of credit or the term loan B or a combination thereof (the "incremental facility"). The obligations under the incremental facility will constitute secured obligations under our senior secured credit facility.

On January 22, 2009, we entered into the First Amendment to our senior secured credit facility, or the Amendment. As a result of the Amendment, we were permitted to use up to $125.0 million to repurchase from tendering lenders term loans outstanding under our senior secured credit facility at prices below par acceptable to such lenders through one or more modified Dutch auctions at any time or times during 2009. In connection with the Amendment, we agreed to voluntarily permanently reduce the aggregate revolving credit commitments under our senior secured credit facility from $120.0 million to $100.0 million in exchange for the ability to keep $20.0 million of revolving credit loans outstanding during any modified Dutch auction. The Amendment also made certain technical and conforming changes to the terms of our senior secured credit facility. During the twelve months ended December 31, 2009, we repurchased an aggregate principal amount of approximately $133.5 million of our outstanding term loans under our credit facility at a discount resulting in a pre-tax gain of $10.0 million, recorded as other income, net, in our consolidated statements of income. This pre-tax gain represents the difference between the face amounts (par value) of the term loans repurchased and the actual repurchase prices of the term loans, including fees. Taxes on this gain will be deferred for five years and are then payable at 20% for each of the next five years.

All borrowings under our senior secured credit facility, including, without limitation, amounts drawn under the revolving line of credit are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. As of December 31, 2009, we had $353.6 million and $117.4 million outstanding under the term loan B and delayed draw portions, respectively, and $90.5 million available under the revolving line of credit portion (after giving effect to the reduction in the amount under our revolving line of credit and outstanding letters of credit) of our senior secured credit facility.

*Interest and Fees*

Borrowings under our senior secured credit facility bear interest, at our option, at either the base rate (defined as the higher of the prime rate announced by the commercial bank selected by the administrative agent to the facility or the federal funds effective rate, plus 0.5%), or at a Eurodollar rate (as defined in the credit agreement), in each case, plus an applicable margin. For the quarter ended March 31, 2009, we elected three-month LIBOR as the applicable rate on borrowings under our senior secured credit facility. For the quarters ended June 30, 2009 and September 30, 2009, we elected one-month LIBOR as the applicable rate on borrowings under our senior secured credit facility. For the quarter ended December 31, 2009, we elected three-month LIBOR as the applicable rate. See Note 11, "Derivative Financial Instruments and Fair Value" for a discussion regarding our various interest rate swap agreements.

*Guarantees and Security*

Our senior secured credit facility is guaranteed by substantially all of our existing and future domestic restricted subsidiaries pursuant to a Guarantee, Security and Collateral Agency Agreement, as amended. In addition, our oblications under our senior secured credit facility and the guarantee obligations of the subsidiary guarantors are secured by first priority liens on substantially all of our and our subsidiary guarantors' present and future assets and by a pledge of all the equity interests in our subsidiary guarantors and 65% of the capital stock of our existing and future restricted foreign subsidiaries.

*Prepayments*

Subject to customary notice and minimum amount conditions, we are permitted to make voluntary prepayments without payment of premium or penalty. With certain exceptions, we are required to make mandatory prepayments on the term loans in certain circumstances, including, without limitation, 100% of the aggregate net cash proceeds from any debt offering, asset sale or insurance and/or condemnation recovery (to the extent not otherwise used for reinvestment in our business or a related business) and up to 50% (with the exact percentage to be determined based upon our consolidated secured leverage ratio as defined in our credit agreement) of our excess cash flow (as defined in the credit agreement). Such mandatory prepayments will first be applied ratably to the principal installments of the term loans and second, to the prepayment of any outstanding revolving or swing-line loans, without an automatic reduction of the amount of the revolving line of credit.

*Covenants*

Subject to customary and otherwise agreed upon exceptions, our senior secured credit facility contains affirmative and negative covenants, including, but not limited to,

- the payment of other obligations;
- the maintenance of organizational existences, including, but not limited to, maintaining our property and insurance;
- compliance with all material contractual obligations and requirements of law;
- limitations on the incurrence of indebtedness;
- limitations on creation and existence of liens;
- limitations on certain fundamental changes to our corporate structure and nature of our business, including mergers;
- limitations on asset sales;
- limitations on restricted payments, including certain dividends and stock repurchases;
- limitations on capital expenditures;
- limitations on any investments, provided that certain "permitted acquisitions" and strategic investments are allowed;

- limitations on optional prepayments and modifications of certain debt instruments;
- limitations on modifications to material agreements;
- limitations on transactions with affiliates;
- limitations on entering into certain swap agreements;
- limitations on negative pledge clauses or clauses restricting subsidiary distributions;
- limitations on sale-leaseback and other lease transactions; and
- limitations on changes to our fiscal year.

Our senior secured credit facility also requires us to comply with a maximum senior secured leverage ratio, as defined in the credit agreement (generally, the ratio of our consolidated senior secured indebtedness to consolidated EBITDA for the most recent four quarters), ranging from 4.25:1.00 to 3.50:1.00 (depending on the applicable period), and a minimum consolidated interest coverage ratio, as defined in the credit agreement (generally, the ratio of our consolidated EBITDA for such period to consolidated interest expense for such period), ranging from 1.60:1.00 to 2.00:1.00 (depending on the applicable period). For purposes of calculating the minimum consolidated interest coverage ratio, the Amendment permits us to exclude from the definition of "consolidated interest expense" in our senior secured credit facility swap termination and cancellation costs incurred in connection with any purchase, repurchase, payments or repayment of any loans under our senior secured credit facility, including pursuant to a modified Dutch auction. The table below shows the required and actual financial ratios under our senior secured credit facility as of December 31, 2009.

| | Required Ratio | Actual Ratio |
|---|---|---|
| Maximum senior secured leverage ratio | No greater than 3.50:1.00 | 1.80:1.00 |
| Minimum consolidated interest coverage ratio | No less than 2.00:1.00 | 3.38:1.00 |

In addition, we are required to give notice to the administrative agent and the lenders under the credit agreement of defaults under our senior secured credit facility documentation and other material events, make any new wholly-owned restricted domestic subsidiary a subsidiary guarantor and pledge substantially all after-acquired property as collateral to secure our and our subsidiary guarantors' obligations in respect of our senior secured credit facility.

### *Events of Default*

Our senior secured credit facility contains customary events of default, including upon a change of control. If such an event of default occurs, the lenders under our senior secured credit facility would be entitled to take various actions, including in certain circumstances increasing the effective interest rate and accelerating the amounts due under our senior secured credit facility.

## 6⅝% Senior Secured Notes due 2009

On January 15, 2009, we satisfied and discharged the 2009 Secured Notes indenture in accordance with the terms of the indenture. Upon satisfaction and discharge, the indenture ceased to be of further effect (except for certain rights of the Trustee).

## Senior Secured Convertible Notes due 2033

In May 2003, we issued $239,794,000 aggregate principal amount of the 2033 Secured Notes in a private placement transaction at an issue price of $667.24 per note, resulting in gross proceeds to us of $160.0 million. During the second quarter of 2008, we conducted a cash tender offer for the 2033 Secured Notes that was intended to satisfy the put rights of the holders of such notes that were exercisable on May 22, 2008 under the indenture governing such notes. Pursuant to the tender offer we repurchased an aggregate principal amount of $239.7 million (or $159.9 million net of discount) for an aggregate of $159.9 million. We used the delayed draw term loan portion of our senior secured credit facility to finance the tender offer. As of December 31, 2009, an aggregate principal amount of $85,000 (or approximately $58,000 net of discount) of the 2033 Secured Notes remained outstanding pursuant to the 2033 Secured Notes indenture.

### 8¼% Senior Notes due 2015

On March 2, 2007, we issued in a private placement $540.0 million aggregate principal amount of 8¼% Senior Notes due 2015, or the 2015 Notes. Interest on the 2015 Notes is payable every six months on March 1 and September 1, commencing September 1, 2007. The 2015 Notes are fully and unconditionally guaranteed, jointly and severally, by substantially all of our existing and future domestic restricted subsidiaries on a senior unsecured basis. In August 2007, in accordance with the terms of the registration rights agreement between us and the initial purchasers of the 2015 Notes, we completed an exchange offer to exchange the original notes issued in the private placement for a like principal amount of exchange notes registered under the Securities Act of 1933, as amended. An aggregate principal amount of $539,925,000 original notes were exchanged for exchange notes in the exchange offer. The remaining $75,000 principal amount of the original notes remains outstanding. The exchange notes are substantially identical to the original notes, except that the exchange notes are not subject to certain transfer restrictions.

Subject to a number of exceptions, the 2015 indenture restricts our ability and the ability of our subsidiaries to incur or guarantee additional indebtedness, transfer or sell assets, make certain investments, pay dividends or make distributions or other restricted payments, create certain liens, merge or consolidate, repurchase stock and enter into transactions with affiliates.

We may redeem all or a portion of the 2015 Notes at our option at any time prior to March 1, 2011, at a redemption price equal to 100% of the principal amount of 2015 Notes to be redeemed plus a make-whole premium as described in the 2015 indenture plus accrued and unpaid interest to the redemption date. At any time on or after March 1, 2011, we may redeem all or a portion of the 2015 Notes at our option at the redemption prices specified in the 2015 indenture plus accrued and unpaid interest to the redemption date. In addition, on or prior to March 1, 2010, we may redeem at our option up to 35% of the principal amount of the outstanding 2015 Notes with the proceeds of certain equity offerings at the redemption prices specified in the 2015 indenture. Upon the occurrence of a change of control, as defined in the 2015 indenture, holders have the right to require us to purchase all or a portion of their 2015 Notes at a purchase price equal to 101% of the principal amount of the 2015 Notes plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

### Additional Provisions

The indenture governing the 2033 Secured Notes contains a cross-default provision which becomes applicable if we default under any mortgage, indenture or instrument evidencing indebtedness for money borrowed by us and the default results in the acceleration of such indebtedness prior to its express maturity, and the principal amount of any such accelerated indebtedness aggregates in excess of $25.0 million. The indenture governing the 2015 Notes contains a cross-default provision which becomes applicable if we (a) fail to pay the stated principal amount of any of our indebtedness at its final maturity date, or (b) default under any of our indebtedness and the default results in the acceleration of indebtedness, and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $25.0 million or more. Our credit agreement contains a cross-default provision which becomes applicable if we (a) fail to make any payment under any indebtedness for money borrowed by us (other than the obligations under such credit agreement) and such default continues beyond the grace period provided in the instrument or other agreement under which such indebtedness was created or, (b) otherwise default under any such indebtedness, the effect of which default is to cause such indebtedness to be accelerated or to become subject to a mandatory offer to purchase and, in either instance, such default(s) are continuing with respect to indebtedness in an aggregate outstanding principal amount in excess of $25.0 million.

Subject to applicable limitations in our senior secured credit facility and indentures, we may from time to time repurchase our debt in the open market, through tender offers, exchanges of debt securities, by exercising rights to call, satisfying put obligations or in privately negotiated transactions.

### Other Indebtedness

We have entered into various interest rate swap agreements. For further detail regarding these agreements, see Note 11, "Derivative Financial Instruments and Fair Value."

The estimated fair market value of our debt was $18.4 million and $705.3 million below carrying value as of December 31, 2009 and December 31, 2008, respectively. The fair market value was estimated using discounted cash flow analyses, based on discount rates equivalent to comparable U.S. Treasury securities plus a spread for credit risk and other factors, as well as market prices.

### Covenant Compliance

As of December 31, 2009, we are in compliance with all of our indenture and senior secured credit facility covenants.

## (5) PROFIT SHARING AND BONUS PLANS

Valassis has discretionary profit sharing and bonus plans covering substantially all domestic salaried and hourly employees. Upon acquiring ADVO, Valassis assumed ADVO's qualified defined contribution plans. These plans featured both employee and employer matching contributions. Effective January 1, 2008, the ADVO plans were merged into the Valassis Employees' Retirement Savings Plan and legacy ADVO associates became eligible to participate in the combined plan.

Expenses under the aforementioned plans were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands of U.S. dollars) | 2009 | 2008 | 2007 |
| Profit sharing plan | $9,924 | $10,035 | $9,497 |
| Bonus plans for salaried, sales and hourly personnel | 22,086 | 12,762 | 21,559 |
| Bonus plan for executives | 3,470 | 1,229 | 1,817 |

## (6) INCOME TAXES

The components of earnings before income taxes for our domestic and foreign operations are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands of U.S. dollars) | 2009 | 2008 | 2007 |
| Pre-tax income (loss): | | | |
| United States | $106,237 | $(211,815) | $84,805 |
| Foreign | 4,706 | (4,022) | (4,809) |
| | $110,943 | $(215,837) | $79,996 |

Income taxes have been charged to earnings as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands of U.S. dollars) | 2009 | 2008 | 2007 |
| Current: | | | |
| Federal | $43,839 | $15,855 | $16,495 |
| Foreign | 1,122 | 510 | 640 |
| State | 10,175 | 6,494 | 2,639 |
| **Total current taxes** | **$55,136** | **$22,859** | **$19,774** |
| Deferred: | | | |
| Federal | $(7,009) | $(27,990) | $8,960 |
| Foreign | 410 | (802) | (2,303) |
| State | (4,362) | (252) | 1,325 |
| **Total deferred taxes** | **$(10,961)** | **$(29,044)** | **$7,982** |
| **Income tax expense (benefit)** | **$44,175** | **$(6,185)** | **$27,756** |

Undistributed earnings of foreign subsidiaries that are deemed to be permanently reinvested amounted to $18.6 million and $13.8 million at December 31, 2009 and December 31, 2008, respectively. As such, we have not provided U.S. income taxes on these reinvested earnings.

The actual income tax expense differs from expected amounts computed by applying the U.S. federal income tax rate to earnings before income taxes as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands of U.S. dollars) | 2009 | 2008 | 2007 |
| Expected income tax expense (benefit) at statutory rate | $38,830 | $(75,543) | $27,999 |
| Increase (decrease) in taxes resulting from: | | | |
| Goodwill impairment | - | 65,055 | - |
| ADVO acquisition expenses | - | 96 | (1,155) |
| Domestic production activities | (1,050) | (1,548) | (1,472) |
| Valuation allowance | 27 | 500 | 578 |
| State and local income taxes, net of federal benefit | 3,759 | 4,057 | 2,577 |
| Tax credits | (109) | (168) | (847) |
| Tax exempt interest income | (81) | (371) | (804) |
| Other items, net | 2,799 | 1,737 | 880 |
| **Income tax expense (benefit)** | **$44,175** | **$(6,185)** | **$27,756** |

Significant components of our deferred tax assets and liabilities are as follows:

| (in thousands of U.S. dollars) | December 31, 2009 | 2008 |
|---|---|---|
| Long-term deferred income tax (liabilities) assets: | | |
| Intangibles | $(88,147) | $(94,218) |
| Depreciation on plant and equipment | (40,236) | (48,975) |
| Deferred compensation | 11,041 | 8,814 |
| Cancellation of indebtedness income | (3,812) | - |
| Loss and tax credit carryforwards | 10,012 | 10,395 |
| Stock compensation | 518 | 815 |
| Partnership losses | 1,980 | 2,600 |
| Investment impairments | 5,905 | 6,099 |
| Foreign | 248 | 211 |
| Acquisition costs | 13,837 | 14,063 |
| Interest rate swaps | 6,288 | 12,929 |
| Allowance for uncollectible accounts | 1,335 | 1,120 |
| Prepaid assets | - | 296 |
| Other reserves | 10,606 | 10,477 |
| Long-term deferred income tax liabilities | (70,425) | (75,374) |
| Valuation allowance | (17,489) | (19,044) |
| **Net long-term deferred income tax liabilities** | **$(87,914)** | **$(94,418)** |
| Current deferred income tax (liabilities) assets: | | |
| Inventory | $883 | $623 |
| Accrued expense | 3,558 | 3,975 |
| Allowance for uncollectible accounts | 7,225 | 7,960 |
| Other reserves | 376 | 579 |
| Prepaid expense | (7,100) | (7,687) |
| Intangibles | (4,964) | (3,571) |
| **Total current deferred income tax (liabilities) assets** | **$(22)** | **$1,879** |

Our net deferred tax (liabilities) assets are summarized as follows (in thousands):

| (in thousands of U.S. dollars) | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Total deferred tax assets | $75,379 | $98,183 |
| Total deferred tax liabilities | (163,315) | (190,722) |
| Net deferred income tax liabilities | $(87,936) | $(92,539) |

For financial statement purposes, the tax benefits of net operating/capital loss and tax credit carryforwards are recognized as deferred tax assets, subject to appropriate valuation allowances when we determine that the likelihood of recovering the deferred tax asset falls below the "more likely than not" threshold. We evaluate our net operating loss and credit carryforwards on an ongoing basis. As of December 31, 2009, the expiration periods for $10.0 million of deferred tax assets related to net operating/capital loss and tax credit carryforwards are as follows: $1.3 million between calendar years 2010 and 2014; $1.1 million between calendar years 2015 and 2024; $0.8 million between calendar years 2025 and 2029 and $6.8 million can be carried forward indefinitely. The Company has provided valuation allowances on these deferred tax assets of approximately $0.1 million for deferred tax assets expiring between calendar years 2010 and 2014 and $4.1 million for deferred tax assets with an indefinite life. A valuation allowance of $13.3 million exists for ADVO's capitalized costs associated with its acquisition by Valassis.

On January 1, 2007, we adopted the new guidance relating to accounting for uncertainty in income taxes, in accordance with ASC 740, "Income Taxes" (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," or FIN48). This guidance clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes recognition and measurement standards for the disclosure of tax positions taken or expected to be taken on a tax return. The guidance requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefit of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, the company cannot recognize any benefit for the tax position. In addition, the tax position must continue to meet the more-likely-than-not threshold in each reporting period after initial recognition in order to support continued recognition of a benefit.

As of December 31, 2009, the amount of gross unrecognized tax benefits was $11.1 million, of which $9.3 million would favorably affect the effective income tax rate in future periods, if recognized. At December 31, 2008, the amount of gross unrecognized tax benefits was $7.7 million, of which $5.5 million would favorably affect the effective income tax rate in future periods, if recognized.

A reconciliation of the beginning and ending balances for the total amounts of gross unrecognized tax benefits is as follows:

| (in thousands of U.S. dollars) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Gross unrecognized tax benefits - January 1, | $7,713 | $9,125 | $6,581 |
| Gross increases for ADVO benefits as of March 2, 2007 | - | - | 7,043 |
| Gross increases in tax positions for prior years | 352 | 824 | - |
| Gross decreases in tax positions for prior years | (165) | (195) | - |
| Gross increases in tax positions for current year | 5,121 | 65 | 617 |
| Settlements | (255) | - | (2,544) |
| Lapse of statute of limitations | (1,642) | (2,106) | (2,572) |
| Gross unrecognized tax benefits - December 31, | $11,124 | $7,713 | $9,125 |

We file tax returns in various federal, state, and local jurisdictions. In many cases, our liabilities for unrecognized tax benefits relate to tax years that remain open for examination by a jurisdiction's taxing authority. The following table summarizes open tax years by major jurisdiction.

| Jurisdiction | Open Tax Years |
|---|---|
| United States | 9/2005 – 2009 |
| California | 2004 – 2009 |
| Connecticut | 2003 – 2009 |
| Illinois | 9/2006 – 2009 |
| Kansas | 9/2006 – 2009 |
| Massachusetts | 9/2005 – 2009 |
| Michigan | 2008 – 2009 |
| North Carolina | 2005 – 2009 |
| Pennsylvania | 9/2005 – 2009 |
| Texas | 9/2005 – 2009 |

As of December 31, 2009, we anticipate events may occur over the next twelve months that could have a significant effect on the liabilities for unrecognized tax benefits. These anticipated events include the settlement or payment of ongoing state audits. These events could result in a decrease in our liability for unrecognized tax benefits of $1.4 million to $2.7 million. Other events may occur over the next twelve months that could impact our unrecognized tax benefits; however, it is not possible to reasonably estimate the expected change for these events.

Our policy for recording interest and penalties associated with liabilities for unrecognized tax benefits is to record these items below the line as part of income tax expense. This accounting policy does not represent a change in policy from prior periods. We recorded $0.9 million in gross interest for the year ended December 31, 2009. Gross interest of $1.7 million and penalties of $0.2 million were accrued for as of December 31, 2009, and gross interest of $1.4 million and penalties of $0.2 million were accrued for as of December 31, 2008.

## (7) COMMITMENTS

Total operating lease rentals, for various office space, charged to expense were $28.5 million, $31.3 million and $26.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. Minimum rental payments required under noncancelable operating leases as of December 31, 2009 are as follows:

| Year Ended December 31, | (in thousands of U.S. dollars) |
|---|---|
| 2010 | $23,755 |
| 2011 | 23,485 |
| 2012 | 20,695 |
| 2013 | 17,777 |
| 2014 | 13,802 |
| Thereafter | 44,915 |
| | **$144,429** |

During the second quarter of 2008, we completed a sale and leaseback transaction with an independent third party involving our three properties located in Windsor, Connecticut. Simultaneously with the closing of the sale of the properties, we entered into long-term agreements to lease two of the properties back from the purchaser for a period of 15 years. The terms of the leases provide for annual rent cost escalations. The rental payments will be expensed in an aggregate annual amount of $2.4 million on a straight-line basis over the lives of the leases. The future minimum rental payments for the two properties that were leased are included in the schedule above.

Our net proceeds from the sale of the properties were approximately $28.8 million. The $4.2 million gain on the sale of the two properties that are being leased has been deferred and will be recognized as a reduction to rent expense over the 15-year leaseback period. The $0.1 million gain associated with of the sale of the third property was recorded as a gain on sale of assets during the second quarter of 2008.

Proceeds from the sale and leaseback transaction of $21.6 and $7.2 million were used to pay down the term loan B and delayed draw term loan portions of our senior secured credit facility, respectively, in July 2008 as required under the terms of such senior secured credit facility.

Future commitments pursuant to senior executive employment agreements, which include non-compete clauses and excluding any discretionary bonuses, are as follows:

(in thousands of U.S. dollars)

| Year Ended | Base Salary | Maximum Cash Bonus |
|---|---|---|
| Dec. 31, 2010 | $2,182 | $3,182 |
| Dec. 31, 2011 | 1,701 | 2,701 |
| Dec. 31, 2012 | 1,515 | 515 |
| Dec. 31, 2013 | 1,515 | --- |
| Dec. 31, 2014 | 1,515 | --- |
| Thereafter | 2,000 | --- |

Our obligation to pay the maximum cash bonus is based on Valassis attaining certain earnings and/or sales and cost targets. In addition, we have commitments to certain former and current senior executives under a SERP plan. The present value of expected payments under the plan at December 31, 2009 is $8.4 million, payable over ten years following the cessation of employment of the executive. We also provide stock options and restricted stock grants to certain executives (See Note 9).

Upon acquiring ADVO, we assumed its three agreements with International Business Machines ("IBM") to provide systems application, development and maintenance, a customer support center and client server management services. The agreements extend through December 31, 2012 and allow for cancellation. The client server management agreement was terminated during 2008. The customer support center agreement is cancellable, subject to certain termination charges ranging from $0.8 million to $0.3 million depending on the year in which the cancellation becomes effective. The systems application, development and maintenance agreement can be terminated beginning on January 1, 2009 subject to termination charges ranging from $0 to $7.1 million, depending on our spending with IBM over the contract period.

Following such termination, IBM shall provide us a credit in the amount of the termination charge to be applied against any new IBM products or services that we utilize within 24 months following such termination. These termination charges are not included in the minimum rental payment table above since we currently have no intention of terminating the two remaining agreements.

## (8) CONTINGENCIES

Upon completion of our acquisition of ADVO, we assumed responsibility for ADVO's pending securities class action lawsuits. In September 2006, three securities class action lawsuits (*Robert Kelleher v. ADVO, Inc., et al., Jorge Cornet v. ADVO, Inc., et al., Richard L. Field v. ADVO, Inc., et al*) were filed against ADVO and certain of its officers in the United States District Court for the District of Connecticut by certain ADVO shareholders seeking to certify a class of all persons who purchased ADVO stock between July 6, 2006 and August 30, 2006. The cases were consolidated under a single action titled *Robert Kelleher et al. v. ADVO, Inc., et al.* , Civil Case No. 3:06CV01422(AVC) and a consolidated amended complaint was filed on June 8, 2007. The complaint generally alleges ADVO violated federal securities law by making a series of materially false and misleading statements concerning ADVO's business and financial results in connection with the proposed merger and, as a result, the price of ADVO's stock was allegedly inflated.

On August 24, 2007, the defendants filed a Motion to Dismiss the complaint, which was denied. On August 29, 2008, plaintiff moved for certification of the case as a class action. This motion was granted on March 27, 2009. On October 28, 2009, the parties entered into an agreement providing for the settlement of the action and filed papers seeking preliminary approval of a settlement agreement in the United States District Court for the District of Connecticut. The settlement amount of $12.5 million will be paid from the proceeds of ADVO's directors and officers' insurance policy, with no adverse impact to Valassis' financial statements.

The deadline for objecting to the settlement or for opting out of the class passed without any members of the class providing notice of objection or opting out. On March 3, 2010, the court held a settlement approval hearing, issued final approval of the settlement, and entered final judgment dismissing the claims with prejudice. The deadline for any appeal from the judgment and order of final approval is April 2, 2010.

We are involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

The application and interpretation of applicable state sales tax laws to certain of our products is uncertain. Accordingly, we may be exposed to additional sales tax liability to the extent various state jurisdictions determine that certain of our products are subject to such jurisdictions' sales tax. We have recorded a liability of $9.9 million, reflecting our best estimate of our potential sales tax liability.

## (9) STOCK COMPENSATION PLANS

The 2008 Omnibus Incentive Compensation Plan was approved by our shareholders on April 24, 2008 as a successor to the 2002 Long-Term Incentive Plan, as amended, the Broad-based Incentive Plan, as amended, the 2005 Executive Restricted Stock Plan and the 2005 Employee and Director Restricted Stock Award Plan, each described below. In addition, shares available under the ADVO, Inc. 2006 Incentive Compensation Plan were transferred to this new plan. No additional awards may be granted under these prior plans commencing with the approval of the new plan. The 2008 Omnibus Incentive Compensation Plan authorizes 7.3 million shares to be issued by way of stock options, stock appreciation rights, restricted stock, restricted stock units or other equity-based awards. Stock options must be awarded at exercise prices at least equal to the fair market value of the shares on the date of grant and expire not later than 10 years from the date of grant, with vesting terms ranging from six months to five years from the date of grant.

Valassis' 2002 Long-Term Incentive Plan authorized option grants for the issuance of 3,500,000 shares of common stock with exercise prices at least equal to the fair market value of the shares on the date of grant. Subject to termination of employment and except as otherwise provided in the plan, these options expire not later than ten years from the date of grant, are not transferable other than on death, and fully vest over terms ranging from six months to five years from the date of grant.

Valassis' Broad-Based Incentive Plan authorized option grants for the issuance of a maximum of 2,165,000 shares of common stock with exercise prices at least equal to the fair market value of the shares on the date of grant. Subject to termination of employment and except as otherwise provided in the plan, these options expire not later than 10 years from the date of grant, are not transferable other than on death, and fully vest over terms ranging from six months to five years from the date of grant.

The 2005 Employee and Director Restricted Stock Award Plan replaced the then existing plan which expired on May 20, 2006. A total of 150,000 shares of restricted stock had been reserved for this plan. 36,300 and 79,864 shares under this plan were granted to employees during the years ended December 31, 2008 and 2007, respectively. The average fair value of these restricted stock grants was $11.67 and $14.50, respectively.

The prior Employee and Director Restricted Stock Award Plan authorized the grant of restricted stock to executives and to non-employee directors. A total of 300,000 shares of restricted stock were reserved for this plan.

The 2005 Executive Restricted Stock Plan replaced the Executive Restricted Stock Plan, which provided for the grant of restricted stock, with a minimum of one-year vesting, to certain executives. The maximum number of restricted shares that were authorized under this plan was 150,000 shares, provided that not more than 60% of such shares are awarded to any one participant. 44,000 and 22,500 shares of restricted stock were granted under this plan in 2008 and 2007 with a fair value at the date of grant of $11.67 and $14.50, respectively.

The former Executive Restricted Stock Plan provided for the grant of restricted stock, with a minimum one-year vesting, to certain executives. The maximum number of restricted shares that had been allowed under this plan was 375,000, provided that not more than 60% of such shares were awarded to any one participant.

Upon acquiring ADVO, Valassis assumed the ADVO, Inc. 2006 Incentive Compensation Plan, as amended ("2006 Plan"), which had been approved by the stockholders of ADVO. No awards were granted under the 2006 Plan to any individual who was not an employee of ADVO at the date of the ADVO acquisition. Awards under the 2006 Plan may consist of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards, as deemed appropriate. Subject to termination of employment and except as otherwise provided in the 2006 Plan, the terms of the options may not exceed ten years, are not transferable other than on death, and fully vest over terms up to five years from date of grant. The option price shall not be less than the fair market value of the common stock on the date of grant.

At December 31, 2009, there were outstanding options among 1,407 participants for the purchase of 9,703,940 shares and there were 4,008,130 shares available for grant under the 2008 Omnibus Incentive Compensation Plan.

A summary of restricted stock activity for the year ended December 31, 2009 is as follows:

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Non-vested at beginning of year | 224,963 | $14.06 |
| Granted | 44,100 | $3.49 |
| Vested | (114,199) | $15.17 |
| Canceled | (3,564) | $15.42 |
| Non-vested at end of year | 151,300 | $10.11 |

Total compensation expense for restricted stock awards was $1.4 million, $1.6 million and $1.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

A summary of Valassis' stock option activity for the year ended December 31, 2009 is as follows:

| | Shares | Weighted Average per Share Exercise Price | Remaining Contractual Life (in years) | Aggregate Intrinsic Value ($ in millions) |
|---|---|---|---|---|
| Outstanding at beginning of year | 8,401,134 | $23.07 | - | - |
| Granted | 2,557,400 | $1.56 | - | - |
| Exercised | (669,565) | $3.00 | - | - |
| Forfeited/Expired | (585,029) | $31.35 | - | - |
| Outstanding at end of year | 9,703,940 | $18.31 | 5.07 | $52.5 |
| Options exercisable at year end | 5,568,685 | $24.41 | 3.62 | $15.7 |
| Options vested and expected to vest | 8,715,821 | $18.81 | 4.94 | $45.4 |

The intrinsic value of options exercised (the amount by which the market price of the Company's stock on the date of exercise exceeded the exercise price) was $9.4 million for the year ended December 31, 2009 and was negligible for the year ended December 31, 2008. There were no options exercised in the year ended December 31, 2007.

Stock option expense totaled $5.7 million, $5.5 million and $5.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, there was a total of $8.3 million of unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted average period of approximately five years.

The weighted average fair value per option at date of grant during 2009, 2008 and 2007 was $0.86, $4.80 and $4.72, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for options granted:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Expected option life | 5.8 years | 5.5 years | 6 years |
| Expected annual voltility | 59% | 36% | 29% |
| Risk-free interest rate | 1.8% | 3.0% | 4.5% |
| Dividend yield | 0% | 0% | 0% |

## (10) STOCKHOLDERS' EQUITY

On September 1, 1999, the Board of Directors adopted a Stockholder Rights Agreement, which was amended on October 10, 2003 and was further amended on January 5, 2007 (the "Agreement"). Pursuant to the Agreement, the Board declared a dividend of one Preferred Stock Purchase Right ("Right") for each outstanding share of Valassis' common stock. The Rights were attached to and automatically traded with the outstanding shares of Valassis' common stock. The Rights expired on September 1, 2009.

In addition, as of December 31, 2009, we had authorization to repurchase an additional 6.1 million shares of our common stock under our existing share repurchase programs. We suspended our repurchase program in February 2006 and did not repurchase any shares during the years ended December 31, 2009, 2008 and 2007.

## (11) DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE

We use derivative financial instruments, including forward foreign exchange and interest rate swap contracts, to manage our exposure to fluctuations in foreign exchange rates and interest rates. The use of these financial instruments mitigates our exposure to these risks and the variability of our operating results. We are not a party to leveraged derivatives and do not enter into derivative financial instruments for trading or speculative purposes.

We formally document our hedge relationships, including the identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction. Effective derivatives are recorded at fair value in other current and long-term assets and other current and long-term liabilities in the consolidated balance sheet. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. We also formally assess, both at inception and at least quarterly thereafter, whether a derivative used in a hedging transaction is highly effective in offsetting changes in either the fair value or cash flows of the hedged item. When it is determined that a derivative ceases to be a highly effective hedge, we discontinue hedge accounting. Hedge ineffectiveness, determined in accordance with FASB guidance, did not have a material impact on operations for 2009, 2008 or 2007.

**VALASSIS COMMUNICATIONS, INC.**
**Notes to Consolidated Financial Statements**

The notional amounts and fair value of the derivative instruments in the consolidated financial statements were as follows:

| (in millions of U.S. Dollars) | Notional Amounts Dec. 31, 2009 | Notional Amounts Dec. 31, 2008 | Fair Value Dec. 31, 2009 | Fair Value Dec. 31, 2008 | Balance Sheet Location |
|---|---|---|---|---|---|
| *Derivatives designated as cash flow hedging instruments:* | | | | | |
| Interest Rate Swap Contracts | $300.0 | $480.0[1] | $0.8 | $(34.5) | Other assets |
| Foreign Exchange Contracts | 2.7 | 10.7 | - | (1.5) | Accrued other expenses |
| | $302.7 | $490.7 | $0.8 | $(36.0) | |
| *Derivatives not receiving hedge accounting treatment:* | | | | | |
| Interest Rate Swap Contracts | 447.2[1] | - | (19.8) | - | Other non-current liabilities |
| Foreign Exchange Contracts | 6.9 | - | 0.4 | - | Accrued other expenses |
| | 454.1 | - | (19.4) | - | |
| Total derivatives | $756.8 | $490.7 | $(18.6) | $(36.0) | |

(1) As of April 1, 2009, cash flow hedge accounting treatment was discontinued.

| (in millions of U.S. Dollars) | Year Ended December 31, 2009 | | |
|---|---|---|---|
| | Amount of Gain (Loss) Recognized in Earnings on Derivatives | Amount of Gain (Loss) Recognized in OCI on Derivatives | Amount of Gain (Loss) Reclassified from AOCI into Earnings |
| *Derivatives designated as cash flow hedging instruments:* | | | |
| Interest Rate Swap Contracts | $ - | $0.8 | $ - |
| Foreign Exchange Contracts | - | - | (1.6)[2] |
| | $ - | $0.8 | $(1.6) |
| *Derivatives not receiving hedge accounting treatment:* | | | |
| Interest Rate Swap Contracts | $9.5[1] | $2.6[3] | $(14.6)[1] |
| Foreign Exchange Contracts | 0.4[2] | - | - |
| | $9.9 | $2.6 | $(14.6) |

(1) Recognized in Interest expense

(2) Recognized in Cost of sales.

(3) Represents amount recognized in OCI during the first quarter of 2009. We discontinued hedge accounting on April 1, 2009; however, these financial instruments were effective as cash flow hedges until that date.

*Interest Rates*

During the second quarter of 2007, we entered into two interest rate swap agreements with an aggregate notional principal amount of $480.0 million. These interest rate swaps effectively fixed the interest rate at 6.795% for $480.0 million of our variable rate debt under our senior secured credit facility. We initially designated the swaps as effective hedging instruments through March 31, 2009 and recorded the changes in the fair value these interest rate swaps as a component of accumulated other comprehensive income (loss).

On April 1, 2009, we elected to change the interest rate on our variable rate debt under our senior secured credit facility from three-month LIBOR to one-month LIBOR. In conjunction with this, we discontinued cash flow hedge accounting treatment for the interest rate swap agreements. The deferred losses on the interest rate swaps previously charged to accumulated other comprehensive loss will be amortized to interest expense and any subsequent changes in the fair value of the swaps will be recognized in earnings as a component of interest expense until the swaps expire on December 31, 2010. The discontinuation of hedge accounting may increase the volatility in our reported earnings during the remaining terms of the interest rate swaps.

In February 2009, we reduced the notional principal amount of the interest rate swaps by $32.8 million and paid termination fees of approximately $2.6 million. The termination fees, or deferred losses, related to the terminated portion of the swaps will be amortized to interest expense over the remaining lives of the interest rate swaps, through December 31, 2010.

On December 17, 2009, we entered into an interest rate swap agreement with an initial notional amount of $300.0 million to fix three-month LIBOR at 2.005% for an effective interest rate of 3.755% for $300.0 million of our variable rate debt under our senior secured credit facility. The effective date of this agreement is December 31, 2010 which corresponds to the expiration date of the existing interest rate swap agreements detailed above. The notional amount of $300.0 million amortizes by $40.0 million at the end of every quarter until it reaches $100.0 million for the quarter ended June 30, 2012, the expiration date.

The following table presents the notional amount of interest rate swaps by class as of December 31, 2009:

**(in thousands)**

| Financial Instrument | Hedge Type | Notional Amount | Start Date | Maturity Date | Effective/ Ineffective |
|---|---|---|---|---|---|
| Floating to fixed | n/a* | $300,000 | 4/4/2007 | 12/31/2010 | n/a* |
| Floating to fixed | n/a* | $147,200 | 6/29/2007 | 12/31/2010 | n/a* |
| Floating to fixed | Cash Flow | $300,000 | 12/31/2010 | 6/30/2012 | Effective |

*We discontinued hedge accounting on April 1, 2009. These financial instruments were effective as cash flow hedges until that date.

*Foreign Currency*

The functional currencies for our foreign operations are the applicable local currencies. Accounts of foreign operations are translated into U.S. dollars using the spot rate of the local currency on the balance sheet date for assets and liabilities and average monthly exchange rates for revenues and expenses. Translation adjustments are reflected as an adjustment to equity on a cumulative basis, the impact for 2009 was an increase of $1.8 million.

Currencies to which we have exposure are the Mexican peso, Canadian dollar, Polish zloty, British pound and Euro. Currency restrictions are not expected to have a significant effect on our cash flows, liquidity, or capital resources. We purchase the Mexican peso and Polish zloty under two to twelve-month forward foreign exchange contracts to stabilize the cost of production. Certain of our Mexican peso forward exchange contracts were originally designated as cash flow hedges upon inception and, accordingly, the effective portion of any fair value change was recorded as a component of other comprehensive loss and any ineffective portion was reflected in the statement of income. Actual exchange losses or gains are recorded against production expense when the contracts are executed. As of December 31, 2009, we had commitments to purchase $9.1 million in Mexican pesos and $0.5 million in Polish zlotys over the next twelve months.

*Fair Value Measurements*

The following table presents the fair values for those assets and liabilities measured on a recurring basis as of December 31, 2009:

| | Fair Value Measurements (in millions of U.S. dollars) | | | |
|---|---|---|---|---|
| Description | Asset/ (Liability) Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Foreign Exchange Contracts | $0.4 | $ - | $0.4 | $ - |
| Other Assets - Warrants | 0.7 | - | 0.7 | - |
| Interest Rate Swap Contracts | (19.0) | - | (19.0) | - |
| | $(17.9) | $ - | $(17.9) | $ - |

The fair value of our foreign exchange contracts is based on observable foreign exchange forward contract rates. The fair value of warrants is determined based on the underlying quoted stock price and associated implied volatility. The fair value of our interest rate swaps is determined based on third party valuation models.

## (12) SEGMENT REPORTING

Valassis' segments meeting the quantitative thresholds to be considered reportable are Shared Mail (ADVO), Neighborhood Targeted and Free-standing Inserts (FSI). All other lines of business fall below a materiality threshold and are, therefore, combined together in an "other" segment named International, Digital Media & Services. Our reportable segments are strategic business units that offer different products and services and are subject to regular review by our chief operating decision-makers. They are managed separately because each business requires different executional strategies and caters to different customer marketing needs.

Due to the acquisition of ADVO in 2007 and the resulting change in relative size of various business units, the previously reportable segments referred to as Household Targeted and International and Services were combined into one segment, International, Digital Media & Services as of January 1, 2008. This segment includes all of our lines of business that both individually and collectively fall below the materiality threshold for separate reportable segments. These business lines include NCH, international, direct mail, VRMS, security services, digital and in-store. In addition, on January 1, 2008, ADVO Canada, previously reported as part of the Shared Mail (ADVO) segment, was merged into Valassis Canada and is now part of International, Digital Media & Services. Prior year results have been reclassified for comparison purposes.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on earnings from operations. Assets are not allocated in all cases to reportable segments and are not used to assess the performance of a segment. Intersegment sales are accounted for at cost.

No single client accounted for more than 10% of our consolidated revenues during the years ended December 31, 2009, 2008, and 2007.

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

| (in millions of U.S. dollars) | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | Shared Mail | Neighborhood Targeted | FSI | International, Digital Media & Services | Total |
| **2009** | | | | | |
| Revenues from external customers | $1,279.1 | $444.7 | $361.4 | $159.0 | $2,244.2 |
| Intersegment revenues | 18.6 | 26.1 | 37.0 | 1.6 | 83.3 |
| Depreciation/amortization | 49.2 | 4.1 | 12.0 | 2.5 | 67.8 |
| Segment profit | $110.2 | $36.3 | $11.5 | $25.0 | $183.0 |
| **2008** | | | | | |
| Revenues from external customers | $1,370.8 | $469.2 | $370.2 | $171.7 | $2,381.9 |
| Intersegment revenues | 14.1 | 22.0 | 39.3 | 0.4 | 75.8 |
| Depreciation/amortization | 51.7 | 2.4 | 12.9 | 2.4 | 69.4 |
| Segment profit | $89.8 | $38.8 | $1.8 | $0.6 | $131.0 |
| **2007** | | | | | |
| Revenues from external customers | $1,185.8 | $480.5 | $401.2 | $174.7 | $2,242.2 |
| Intersegment revenues | 2.0 | 12.4 | 11.5 | 0.6 | 26.5 |
| Depreciation/amortization | 48.4 | 2.0 | 9.5 | 2.6 | 62.5 |
| Segment profit | $82.7 | $61.3 | $20.2 | $3.6(1) | $167.8 |

(1) Includes $8.4 million in non-recurring costs related to restructuring in Europe.

Reconciliations to consolidated financial statement totals are as follows:

| (in millions of U.S. dollars) | 2009 | 2008 | 2007 |
|---|---|---|---|
| | Year Ended December 31, | | |
| Profit for reportable segments | $183.0 | $131.0 | $167.8 |
| Unallocated amounts: | | | |
| Impairment charge | - | (245.7) | - |
| Legal and professional costs related to the ADVO transaction and related litigation | - | - | (2.0) |
| Interest expense | (87.0) | (98.9) | (93.8) |
| Interest income | 0.5 | 2.9 | 5.3 |
| Other income (expense), net | 14.4 | (5.1) | 2.7 |
| Earnings (loss) before income taxes | $110.9 | $(215.8) | $80.0 |

Domestic and foreign revenues were as follows:

| (in millions of U.S. dollars) | Year Ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| United States | $2,193.0 | $2,310.9 | $2,169.3 |
| Foreign | 51.2 | 71.0 | 72.9 |
| | $2,244.2 | $2,381.9 | $2,242.2 |

Domestic and foreign long-lived assets (property, plant and equipment, net) were as follows:

| (in millions of U.S. dollars) | December 31, 2009 | 2008 |
|---|---|---|
| United States | $188.2 | $223.8 |
| Foreign | 9.7 | 10.1 |
| | $197.9 | $233.9 |

## (13) EARNINGS (LOSS) PER SHARE

Earnings (loss) per common share ("EPS") data was computed as follows:

| (in thousands of U.S. dollars, except per share data) | Year Ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| Net earnings (loss) | $66,768 | $(209,652) | $52,240 |
| Basic EPS: | | | |
| Weighted average common shares outstanding | 48,129 | 47,977 | 47,721 |
| Net earnings (loss) per common share, basic | $1.39 | $(4.37) | $1.09 |
| Diluted EPS: | | | |
| Weighted average common shares outstanding | 48,129 | 47,977 | 47,721 |
| Shares issued on assumed exercise of dilutive options | 3,490 | - | 164 |
| Shares purchased with assumed proceeds of options and unearned restricted shares | (2,363) | - | (43) |
| Shares contingently issuable | 14 | - | 43 |
| Shares applicable to diluted earnings | 49,270 | 47,977 | 47,885 |
| Net earnings (loss) per common share, diluted | $1.36 | $(4.37) | $1.09 |

Unexercised employee stock options to purchase 7.1 million shares, 8.4 million shares, and 6.8 million shares of Valassis' common stock as of December 31, 2009, 2008 and 2007, respectively, were not included in the computations of diluted EPS because the options' exercise prices were greater than the average market price of our common stock during the respective periods.

## (14) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2009 and December 31, 2008.

| | Three Months Ended | | | |
|---|---|---|---|---|
| (in millions of U.S. dollars, except for per share data) | Mar. 31 | June 30 | Sept. 30 | Dec. 31 |
| **Fiscal Year Ended December 31, 2009** | | | | |
| Revenues | $551.2 | $544.0 | $544.1 | $605.0 |
| Cost of sales | 427.5 | 410.0 | 407.6 | 448.5 |
| Gross profit | 123.7 | 134.0 | 136.5 | 156.5 |
| Net earnings | 13.0 | 15.9 | 13.8 | 24.0 |
| Net earnings per common share, diluted | 0.27 | 0.33 | 0.28 | 0.48 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| (in millions of U.S. dollars, except for per share data) | Mar. 31 | June 30 | Sept. 30 | Dec. 31 |
| **Fiscal Year Ended December 31, 2008** | | | | |
| Revenues | $597.1 | $594.9 | $563.7 | $626.2 |
| Cost of sales | 455.4 | 461.0 | 453.0 | 486.5 |
| Gross profit | 141.7 | 133.9 | 110.7 | 139.7 |
| Net earnings (loss) | 10.9(1) | 6.6(1) | (5.2) | (222.0)(2) |
| Net earnings (loss) per common share, diluted | 0.23(1) | 0.14(1) | (0.11) | (4.63)(2) |

(1) Effective January 1, 2009, we adopted the provisions of authoritative guidance issued by the FASB which requires issuers of convertible debt to separately account for the liability and equity components of such instruments in a manner that will reflect the issuer's nonconvertible debt borrowings rate when interest cost is recognized in subsequent periods. The adoption required retrospective application and is effective for our Senior Secured Convertible Notes due 2033. There is no impact to 2009 as the 2033 Secured Notes were substantially repurchased in May 2008. The quarterly financial information has been retrospectively adjusted for previously reported amounts by reducing net earnings and diluted EPS for the quarters ended March 31, 2008 and June 30, 2008.

(2) Includes $223.4 million non-cash impairment charge, net of tax, related to the carrying value of the goodwill and intangible assets associated with the Shared Mail and International, Digital Media & Services segments. For further information regarding the impairment charge, see Note 3 of "Notes to Consolidated Financial Statements," included in Item 8 of this Form 10-K.

## (15) SUBSEQUENT EVENTS

On January 30, 2010, Valassis announced that it had reached an agreement to settle its outstanding lawsuits against News America Incorporated, a/k/a News America Marketing Group, News America Marketing, FSI, Inc. a/k/a News America Marketing FSI, LLC and News America Marketing In-Store Services, Inc. a/k/a News America Marketing In-Store Services, LLC (collectively "News"). The operative complaint alleged violation of the Sherman Act, various state competitive statutes and the commission of torts by News in connection with the marketing and sale of FSI space and in-store promotion and advertising services.

On February 4, 2010, Valassis and News executed a settlement agreement and release (the "Settlement Agreement"), and pursuant to the terms of the Settlement Agreement, News paid Valassis $500.0 million, which will be recorded in our financial statements in the first quarter of 2010. News America, Inc. also entered into a 10-year shared mail distribution agreement with Valassis Direct Mail, Inc., a Valassis subsidiary, which provides for the sale by Valassis of certain shared mail services to News on specified terms.

In connection with the settlement, the parties are working with the Court, under the Honorable Arthur J. Tarnow, on a set of procedures to handle future disputes among the parties with respect to conduct at issue in the litigation. The precise timing and form of the relief rests with the Court.

The settlement resolves all outstanding claims between Valassis and News as of February 4, 2010. As a result, the parties agreed to dismiss all outstanding litigation between them and release all existing and potential claims against each other that were or could have been asserted in the litigation as of the date of the Settlement Agreement.

## (16) GUARANTOR AND NON-GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The following information is presented in accordance with Rule 3-10 of Regulation S-X. The operating and investing activities of the separate legal entities included in the consolidated financial statements are fully interdependent and integrated. Revenues and operating expenses of the separate legal entities include intercompany charges for management and other services. The 2015 Notes issued by Valassis are guaranteed by substantially all of Valassis' existing and future domestic subsidiaries on a senior unsecured basis. Each of the subsidiary guarantors is 100% owned, directly or indirectly, by Valassis and has guaranteed the 2015 Notes on a joint and several, full and unconditional basis. Non-wholly-owned subsidiaries, joint ventures, partnerships and foreign subsidiaries are not guarantors of these obligations. The subsidiary guarantors also guarantee the senior secured credit facility described in Note 4.

## VALASSIS COMMUNICATIONS, INC.
## Notes to Consolidated Financial Statements

The following tables present the condensed consolidating balance sheets as of December 31, 2009 and December 31, 2008 and the related condensed consolidating statements of income for the twelve months ended December 31, 2009, 2008 and 2007 and condensed consolidating statements of cash flows for the twelve months ended December 31, 2009, 2008 and 2007.

**Condensed Consolidating Balance Sheet**
**December 31, 2009**
**(in thousands)**

| Assets | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Current assets: | | | | | |
| Cash and cash equivalents | $104,477 | $7,614 | $17,755 | $ - | $129,846 |
| Accounts receivable, net | 158,093 | 239,217 | 31,526 | - | 428,836 |
| Inventories | 33,082 | 7,390 | - | - | 40,472 |
| Prepaid expenses and other | 98,773 | (18,583) | 2,250 | (45,394) | 37,046 |
| Income taxes refundable | 63,989 | (50,998) | (413) | - | 12,578 |
| Total current assets | 458,414 | 184,640 | 51,118 | (45,394) | 648,778 |
| Property, plant and equipment, net | 30,500 | 164,468 | 2,933 | - | 197,901 |
| Intangible assets, net | 35,169 | 836,775 | 6,988 | - | 878,932 |
| Investments | 310,182 | 17,642 | - | (325,526) | 2,298 |
| Intercompany loan and note receivable | 534,259 | (524,540) | (9,719) | - | - |
| Other assets | 10,795 | 5,314 | 4 | - | 16,113 |
| Total assets | $1,379,319 | $684,299 | $51,324 | $(370,920) | $1,744,022 |

| Liabilities and Stockholders' Equity | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Current liabilities: | | | | | |
| Current portion, long-term debt | $6,197 | $ - | $ - | $ - | $6,197 |
| Accounts payable and intercompany payable | 174,701 | 190,317 | 18,796 | (45,396) | 338,418 |
| Accrued expenses | 59,729 | 58,761 | 9,146 | - | 127,636 |
| Progress billings | 25,242 | 6,796 | 8,494 | - | 40,532 |
| Deferred income taxes | (1,095) | 1,051 | 66 | - | 22 |
| Total current liabilities | 264,774 | 256,925 | 36,502 | (45,396) | 512,805 |
| Long-term debt | 1,004,875 | - | - | - | 1,004,875 |
| Other non-current liabilities | 19,671 | 18,542 | 2,354 | - | 40,567 |
| Deferred income taxes | (7,862) | 99,770 | (3,994) | - | 87,914 |
| | | | | | - |
| Stockholders' equity | 97,861 | 309,062 | 16,462 | (325,524) | 97,861 |
| Total liabilities and stockholders' equity | $1,379,319 | $684,299 | $51,324 | $(370,920) | $1,744,022 |

# VALASSIS COMMUNICATIONS, INC.
## Notes to Consolidated Financial Statements

**Condensed Consolidating Balance Sheet**
**December 31, 2008**
**(in thousands)**

| Assets | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Current assets: | | | | | |
| Cash and cash equivalents | $102,441 | $5,937 | $18,178 | $ - | $126,556 |
| Accounts receivable, net | 222,793 | 234,300 | 22,656 | - | 479,749 |
| Inventories | 39,451 | 8,722 | - | - | 48,173 |
| Prepaid expenses and other | (2,781) | 19,259 | 3,605 | 11,152 | 31,235 |
| Income taxes refundable | 39,454 | (23,647) | (298) | - | 15,509 |
| Deferred income taxes | 1,853 | 97 | (71) | - | 1,879 |
| Total current assets | 403,211 | 244,668 | 44,070 | 11,152 | 703,101 |
| Property, plant and equipment, net | 33,247 | 197,927 | 2,763 | - | 233,937 |
| Intangible assets, net | 35,210 | 850,233 | 6,979 | - | 892,422 |
| Investments | 259,308 | 14,615 | - | (271,368) | 2,555 |
| Intercompany loan and note receivable | 753,963 | (744,244) | (9,719) | - | - |
| Other assets | 16,635 | 4,527 | 4 | - | 21,166 |
| Total assets | $1,501,574 | $567,726 | $44,097 | $(260,216) | $1,853,181 |

| Liabilities and Stockholders' Equity | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Current liabilities: | | | | | |
| Current portion, long-term debt | $90,855 | $ - | $ - | $ - | $90,855 |
| Accounts payable and intercompany payable | 192,470 | 117,507 | 16,230 | 11,152 | 337,359 |
| Accrued expenses | 39,210 | 54,526 | 9,119 | - | 102,855 |
| Progress billings | 29,629 | 7,246 | 7,664 | - | 44,539 |
| Total current liabilities | 352,164 | 179,279 | 33,013 | 11,152 | 575,608 |
| Long-term debt | 1,111,712 | - | - | - | 1,111,712 |
| Other non-current liabilities | 45,392 | 17,962 | 2,675 | - | 66,029 |
| Deferred income taxes | (13,108) | 112,691 | (5,165) | - | 94,418 |
| Stockholders' equity | 5,414 | 257,794 | 13,574 | (271,368) | 5,414 |
| Total liabilities and stockholders' equity | $1,501,574 | $567,726 | $44,097 | $(260,216) | $1,853,181 |

**Condensed Consolidating Statement of Income**
**Twelve Months Ended December 31, 2009**
**(in thousands)**

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Revenues | $801,219 | $1,473,551 | $69,595 | $(100,117) | $2,244,248 |
| Cost and expenses: | | | | | |
| Cost of sales | 632,619 | 1,111,526 | 49,624 | (100,117) | 1,693,652 |
| Selling, general and administrative | 126,695 | 214,364 | 13,874 | - | 354,933 |
| Amortization of intangible assets | 23 | 12,601 | - | - | 12,624 |
| Total costs and expenses | 759,337 | 1,338,491 | 63,498 | (100,117) | 2,061,209 |
| Earnings from operations | 41,882 | 135,060 | 6,097 | - | 183,039 |
| Other expenses and income: | | | | | |
| Interest expense | 87,041 | - | - | - | 87,041 |
| Interest income | (467) | (12) | (67) | - | (546) |
| Intercompany interest | (69,556) | 69,241 | 315 | - | - |
| Other (income) expense, net | (11,959) | (3,337) | 897 | - | (14,399) |
| Total other expenses and income | 5,059 | 65,892 | 1,145 | - | 72,096 |
| Earnings before income taxes | 36,823 | 69,168 | 4,952 | - | 110,943 |
| Income tax expense | 18,430 | 24,506 | 1,239 | - | 44,175 |
| Equity in net earnings of subsidiary | 48,375 | 3,713 | - | (52,088) | - |
| Net earnings | $66,768 | $48,375 | $3,713 | $(52,088) | $66,768 |

**Condensed Consolidating Statement of Income**
**Twelve Months Ended December 31, 2008**
**(in thousands)**

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Revenues | $828,818 | $1,557,851 | $89,382 | $(94,144) | $2,381,907 |
| Cost and expenses: | | | | | |
| Cost of sales | 663,747 | 1,216,798 | 69,493 | (94,144) | 1,855,894 |
| Selling, general and administrative | 126,849 | 237,912 | 21,065 | - | 385,826 |
| Amortization of intangible assets | 222 | 9,001 | - | - | 9,223 |
| Impairment charge | 17,993 | 227,707 | - | - | 245,700 |
| Total costs and expenses | 808,811 | 1,691,418 | 90,558 | (94,144) | 2,496,643 |
| Earnings (loss) from operations | 20,007 | (133,567) | (1,176) | - | (114,736) |
| Other expenses and income: | | | | | |
| Interest expense | 98,895 | - | 8 | - | 98,903 |
| Interest income | (1,924) | (428) | (561) | - | (2,913) |
| Intercompany interest | (71,985) | 71,985 | - | - | - |
| Other (income) expense, net | 7,291 | (13,855) | 11,675 | - | 5,111 |
| Total other expenses and income | 32,277 | 57,702 | 11,122 | - | 101,101 |
| Loss before income taxes | (12,270) | (191,269) | (12,298) | - | (215,837) |
| Income tax (benefit) expense | (7,351) | 230 | 936 | - | (6,185) |
| Equity in net loss of subsidiary | (204,733) | (13,234) | - | 217,967 | - |
| Net loss | $(209,652) | $(204,733) | $(13,234) | $217,967 | $(209,652) |

**Condensed Consolidating Statement of Income**
**Twelve Months Ended December 31, 2007**
**(in thousands)**

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Revenues | $720,948 | $1,475,262 | $91,859 | $(45,898) | $2,242,171 |
| Cost and expenses: | | | | | |
| Cost of sales | 616,861 | 1,074,504 | 68,714 | (45,898) | 1,714,181 |
| Selling, general and administrative | 49,020 | 276,651 | 28,634 | - | 354,305 |
| Amortization of intangible assets | 473 | 7,442 | - | - | 7,915 |
| Total costs and expenses | 666,354 | 1,358,597 | 97,348 | (45,898) | 2,076,401 |
| Earnings (loss) from operations | 54,594 | 116,665 | (5,489) | - | 165,770 |
| Other expenses and income: | | | | | |
| Interest expense | 93,768 | - | 11 | - | 93,779 |
| Intercompany interest | (63,208) | 63,208 | - | - | - |
| Other income, net | (2,718) | (4,699) | (588) | - | (8,005) |
| Total other expenses and income | 27,842 | 58,509 | (577) | - | 85,774 |
| Earnings (loss) before income taxes | 26,752 | 58,156 | (4,912) | - | 79,996 |
| Income tax expense | 7,142 | 19,706 | 908 | - | 27,756 |
| Equity in net earnings (loss) of subsidiary | 32,630 | (5,820) | - | (26,810) | - |
| Net earnings (loss) | $52,240 | $32,630 | $(5,820) | $(26,810) | $52,240 |

## VALASSIS COMMUNICATIONS, INC.
## Notes to Consolidated Financial Statements

### Condensed Consolidating Statement of Cash Flows
### Twelve Months Ended December 31, 2009
### (in thousands)

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Operating Activities | | | | | |
| Net cash provided by (used in) operating activities | $60,031 | $138,884 | $(1,502) | $ - | $197,413 |
| Investing Activities | | | | | |
| Additions to property, plant and equipment | (7,321) | (11,028) | (755) | - | (19,104) |
| Proceeds from sales of property, plant and equipment | - | 96 | - | - | 96 |
| Proceeds from sale of French business | - | - | - | - | - |
| Net cash used in investing activities | (7,321) | (10,932) | (755) | - | (19,008) |
| Financing Activities | | | | | |
| Borrowings of long-term debt | 20,000 | - | - | - | 20,000 |
| Other debt related payments | (1,335) | - | - | - | (1,335) |
| Proceeds from issuance of common stock | 4,520 | - | - | - | 4,520 |
| Repayment of long-term debt | (200,134) | - | - | - | (200,134) |
| Cash provided by (used in) intercompany activity | 126,275 | (126,275) | - | - | - |
| Net cash used in financing activities | (50,674) | (126,275) | - | - | (176,949) |
| Effect of exchange rate changes on cash | - | - | 1,834 | - | 1,834 |
| Net increase (decrease) in cash | 2,036 | 1,677 | (423) | - | 3,290 |
| Cash at beginning of period | 102,441 | 5,937 | 18,178 | - | 126,556 |
| Cash at end of period | $104,477 | $7,614 | $17,755 | $ - | $129,846 |

# VALASSIS COMMUNICATIONS, INC.
## Notes to Consolidated Financial Statements

### Condensed Consolidating Statement of Cash Flows
### Twelve Months Ended December 31, 2008
### (in thousands)

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Operating Activities | | | | | |
| Net cash (used in) provided by operating activities | $(8,403) | $109,874 | $(5,214) | $ - | $96,257 |
| Investing Activities | | | | | |
| Additions to property, plant and equipment | (13,860) | (8,785) | (2,014) | - | (24,659) |
| Proceeds from sales of property, plant and equipment | - | 28,897 | 4,226 | - | 33,123 |
| Proceeds from sale of French business | - | - | 3,605 | - | 3,605 |
| Net cash (used in) provided by investing activities | (13,860) | 20,112 | 5,817 | - | 12,069 |
| Financing Activities | | | | | |
| Borrowings of long-term debt | 160,000 | - | - | - | 160,000 |
| Proceeds from issuance of common stock | 29 | - | - | - | 29 |
| Repayment of long-term debt | (268,008) | - | - | - | (268,008) |
| Cash provided by (used in) intercompany activity | 228,084 | (219,803) | (8,281) | - | - |
| Net cash provided by (used in) financing activities | 120,105 | (219,803) | (8,281) | - | (107,979) |
| Effect of exchange rate changes on cash | - | - | 970 | - | 970 |
| Net increase (decrease) in cash | 97,842 | (89,817) | (6,708) | - | 1,317 |
| Cash at beginning of period | 4,599 | 95,754 | 24,886 | - | 125,239 |
| Cash at end of period | $102,441 | $5,937 | $18,178 | $ - | $126,556 |

## VALASSIS COMMUNICATIONS, INC.
## Notes to Consolidated Financial Statements

### Condensed Consolidating Statement of Cash Flows
### Twelve Months Ended December 31, 2007
### (in thousands)

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Operating Activities | | | | | |
| Net cash provided by operating activities | $60,740 | $90,778 | $5,314 | $ - | $156,832 |
| Investing Activities | | | | | |
| Additions to property, plant and equipment | (11,008) | (19,212) | (325) | - | (30,545) |
| Acquisition of ADVO, net of cash acquired | (1,187,874) | - | - | - | (1,187,874) |
| Purchases of auction rate securities | (146,262) | (10,073) | - | - | (156,335) |
| Proceeds from sales of auction rate securities | 237,781 | 21,088 | - | - | 258,869 |
| Investments and advances to affiliated companies | (1,000) | - | - | - | (1,000) |
| Other | (604) | - | - | - | (604) |
| Net cash used in investing activities | (1,108,967) | (8,197) | (325) | - | (1,117,489) |
| Financing Activities | | | | | |
| Borrowings of long-term debt | 1,130,000 | - | - | - | 1,130,000 |
| Payment of debt issue costs | (19,212) | - | - | - | (19,212) |
| Repayment of long-term debt | (79,425) | - | - | - | (79,425) |
| Net cash provided by financing activities | 1,031,363 | - | - | - | 1,031,363 |
| Effect of exchange rate changes on cash | - | - | 1,914 | - | 1,914 |
| Net (decrease) increase in cash | (16,864) | 82,581 | 6,903 | - | 72,620 |
| Cash at beginning of period | 21,463 | 13,173 | 17,983 | - | 52,619 |
| Cash at end of period | $4,599 | $95,754 | $24,886 | $ - | $125,239 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Valassis Communications, Inc.
Livonia, Michigan

We have audited the accompanying consolidated balance sheets of Valassis Communications, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Valassis Communications, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for convertible debt instruments that may be settled in cash upon conversion in 2008 and 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/Deloitte & Touche LLP

Detroit, Michigan
March 5, 2010

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Valassis Communications, Inc.
Livonia, Michigan

We have audited the internal control over financial reporting of Valassis Communications, Inc. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009, and our report dated March 5, 2010, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph relating to the change in method of accounting for convertible debt instruments that may be settled in cash upon conversion.

/s/Deloitte & Touche LLP

Detroit, Michigan
March 5, 2010

## Item 9. Changes and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

## Item 9a. Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of our Disclosure Committee, including our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures pursuant to Rules 13a-15 of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, the disclosure controls and procedures are effective in ensuring that the information required to be disclosed in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change our in internal control over financial reporting that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
- Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time. Our system contains self monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Our management conducted an evaluation, under the supervision and with the participation of our Disclosure Committee, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded that our system of internal control over financial reporting was effective at the reasonable assurance level described above as of December 31, 2009. Our internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

## Item 9b. Other Information

None.

## PART III

Certain information required by Part III is omitted from this report in that we will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this report on Form 10-K, and certain information included therein is incorporated herein by reference.

### Item 10. Directors and Executive Officers of the Registrant

The information required by this Item is set forth in our Proxy Statement for the 2010 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference. On March 9, 2004, the Corporate Governance/Nominating Committee adopted as its policy that we will consider recommendations from shareholders of candidates for election as a member of our board of directors and that the process for evaluating potential candidates recommended by shareholders and derived from other sources shall be substantially the same. Prior to this action the policy of the Committee had been not to consider candidates recommended by our shareholders.

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, including our Chief Executive Officer, our Chief Financial Officer and our Corporate Controller. The text of this Code is available on the Internet in the "Investor/Corporate Governance" section of our Web site at www.valassis.com. We will disclose any future amendments to, or waivers from, certain provisions of this code on our Website following such amendment or waiver.

### Item 11. Executive Compensation

The information required by this Item is set forth in our Proxy Statement for the 2010 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference, excluding the Compensation/Stock Option Committee Report on Executive Compensation.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is set forth in our Proxy Statement for the 2010 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

### Item 13. Certain Relationships and Related Transactions

The information required by this Item is set forth in our Proxy Statement for the 2010 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

### Item 14. Principal Accountant Fees and Services

The information required by this Item is set forth in our Proxy Statement for the 2010 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

PART IV

## Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as a part of this Report:

1. Financial Statements. The following consolidated financial statements of Valassis Communications, Inc. and subsidiaries are included in Item 8:

   Consolidated Balance Sheets as of December 31, 2009 and 2008

   Consolidated Statements of Income for the Years Ended December 31, 2009, 2008 and 2007

   Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2009, 2008 and 2007

   Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007

   Notes to Consolidated Financial Statements

   Reports of Independent Registered Public Accounting Firm

2. Financial Statement Schedules. The following consolidated financial statement schedule of Valassis Communications, Inc. for the years ended December 31, 2009, 2008 and 2007:

   | Schedule | | Page |
   |---|---|---|
   | II | Valuation and Qualifying Accounts | S-2 |

   Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits. The Exhibits on the accompanying Index to Exhibits immediately following the financial statement schedules are filed as part of, or incorporated by reference into, this report on Form 10-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALASSIS COMMUNICATIONS, INC.

| | |
|---|---|
| By:/s/Alan F. Schultz | March 8 , 2010 |
| Alan F. Schultz | Date |
| President and Chief Executive Officer | |

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/Alan F. Schultz<br>Alan F. Schultz | Chairman of the Board of Directors,<br>President and Chief Executive Officer<br>(Principal Executive Officer) | March 8, 2010 |
| /s/Joseph B. Anderson<br>Joseph B. Anderson | Director | March 8, 2010 |
| /s/Patrick F. Brennan<br>Patrick F. Brennan | Director | March 8, 2010 |
| /s/Kenneth V. Darish<br>Kenneth V. Darish | Director | March 8, 2010 |
| /s/Walter H. Ku<br>Walter H. Ku | Director | March 8, 2010 |
| /s/Robert L. Recchia<br>Robert L. Recchia | Chief Financial Officer and Director<br>(Principal Financial and<br>Accounting Officer) | March 8, 2010 |
| /s/Marcella A. Sampson<br>Marcella A. Sampson | Director | March 8, 2010 |
| /s/Wallace S. Snyder<br>Wallace S. Snyder | Director | March 8, 2010 |
| /s/Faith Whittlesey<br>Faith Whittlesey | Director | March 8, 2010 |

Schedule II

## VALASSIS COMMUNICATIONS, INC.

## VALUATION AND QUALIFYING ACCOUNTS
## Years Ended Dec. 31, 2009, 2008 and 2007

(in thousands of U.S. dollars)

| | Balance at Beginning of Period | Charged to Costs and Expenses | Deductions[1] | Balance at End of Period |
|---|---|---|---|---|
| Allowance for doubtful accounts (deducted from accounts receivable): | | | | |
| Year ended Dec. 31, 2009.......... | 9,887 | 5,732 | 8,026 | 7,593 |
| Year ended Dec. 31, 2008.......... | 16,460 | 8,602 | 15,175 | 9,887 |
| Year ended Dec. 31, 2007.......... | 23,768[2] | 5,290 | 12,598 | 16,460 |

(1) Accounts deemed to be uncollectible.

(2) Includes $18,767 as the result of the acquisition of ADVO, Inc. on March 2, 2007

EXHIBIT INDEX

| Exhibit Number | |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of July 5, 2006, by and among Valassis, ADVO, Inc. and Michigan Acquisition Corporation (incorporated by reference to Exhibit 2.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on July 10, 2006). |
| 2.2 | Amendment No. 1, dated as of December 18, 2006, to the Agreement and Plan of Merger, dated as of July 5, 2006, by and among Valassis, Michigan Acquisition Corporation and ADVO, Inc. (incorporated by reference to Exhibit 2.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 20, 2006). |
| 3.1 | Restated Certificate of Incorporation of Valassis (incorporated by reference to Exhibit 3.1 to Valassis' Registration Statement on Form S-1 (SEC File No. 33-45189) filed on January 21, 1992). |
| 3.2 | Amended and Restated By-laws of Valassis (incorporated by reference to Exhibit 3.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 5, 2008). |
| 4.1 | Certificate of Designations of Preferred Stock of Valassis filed with the Office of the Secretary of State of Delaware on September 21, 1999 (incorporated by reference to Exhibit 4 to Valassis' Form 8-K (SEC File No. 001-10991) filed on September 23, 1999). |
| 4.2 | Indenture dated as of May 22, 2003, between Valassis and BNY Midwest Trust Company, as trustee, relating to the Senior Convertible Notes due 2033 (incorporated by reference to Exhibit 4.1 to Valassis' Registration Statement on Form S-3 (SEC File No. 333-107787) filed August 8, 2003). |
| 4.3 | First Supplemental Indenture, dated as of March 2, 2007, between Valassis and BNY Midwest Trust Company, as trustee, to the Indenture, dated as of May 22, 2003 (incorporated by reference to Exhibit 4.4 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007). |
| 4.4 | Indenture, dated as of March 2, 2007, by and among Valassis, the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee, relating to the 8 1/4% Senior Notes due 2015 (incorporated by reference to Exhibit 4.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007). |
| 4.5 | First Supplemental Indenture, dated as of April 20, 2009, by and among Valassis In-Store Solutions, Inc., Perimeter Marketing Company and Wells Fargo Bank, National Association, as trustee, relating to the 81/4% Senior Notes due 2015 (incorporated by reference to Exhibit 4.1 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended March 31, 2009 filed on May 8, 2009). |
| 4.6 | Registration Rights Agreement, dated as of March 2, 2007, by and among Valassis, the Subsidiary Guarantors named therein and Bear, Stearns & Co. Inc. and Banc of America Securities LLC, as the initial purchasers (incorporated by reference to Exhibit 4.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007). |
| 10.1* | Employment Agreement, dated January 20, 1992 among Robert L. Recchia, Valassis and Valassis Inserts, Inc., including amendment dated February 11, 1992 (incorporated by reference to Exhibit 10.5 to Valassis' Registration Statement on Form S-1 (SEC File No. 33-45189) originally filed on January 21, 1992). |

10.1(a)* Amendment to Employment Agreement and Non Qualified Stock Option Agreement of Robert L. Recchia dated January 2, 1996 (incorporated by reference to Exhibit 10.6(a) to Valassis' Form 10-K) (SEC File No. 001-10991) for the year ended December 31, 1995 filed on March 29, 1996).

10.1(b)* Amendment to Employment Agreement and Non Qualified Stock Option Agreement of Robert L. Recchia dated January 3, 1997 (incorporated by reference to Exhibit 10.6(b) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1996 filed on March 27, 1997).

10.1(c)* Amendment to Employment Agreement and Non Qualified Stock Option Agreement of Robert L. Recchia dated December 9, 1998 (incorporated by reference to Exhibit 10.3(c)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999).

10.1(d)* Amendment to Employment Agreement of Robert L. Recchia dated December 23, 1999 (incorporated by reference to Exhibit 10.3(d) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1999 filed on March 28, 2000).

10.1(e)* Amendment to Employment Agreement of Robert L. Recchia dated March 14, 2001 (incorporated by reference to Exhibit 10.3(e) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2000 filed on March 27, 2001).

10.1(f)* Amendment to Employment Agreement of Robert L. Recchia dated December 20, 2001 (incorporated by reference to Exhibit 10.3(f) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 21, 2001 filed on March 29, 2002).

10.1(g)* Amendment to Employment Agreement of Robert L. Recchia dated July 8, 2002 (incorporated by reference to Exhibit 10.3(g) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002).

10.1(h)* Amendment to Employment Agreement of Robert L. Recchia dated January 11, 2005 (incorporated by reference to Exhibit 10.3(h) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2004 filed on March 15, 2005).

10.1(i)* Amendment to Employment Agreement of Robert L. Recchia dated as of May 24, 2007 (incorporated by reference to Exhibit 10.3 to Valassis' Form 8-K (SEC File No. 001-10991) filed on May 25, 2007).

10.1(j)* Amendment to Employment Agreement of Robert L. Recchia dated as of December 23, 2008 (incorporated by reference to Exhibit 10.3 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008).

10.2* Employment Agreement of Richard P. Herpich dated as of January 17, 1994 (incorporated by reference to Exhibit 10.5* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999).

10.2(a)* Amendment to Employment Agreement of Richard P. Herpich dated June 30, 1994 (incorporated by reference to Exhibit 10.5(a)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999).

10.2(b)* Amendment to Employment Agreement and Non Qualified Stock Option Agreements of Richard P. Herpich dated December 19, 1995 (incorporated by reference to Exhibit 10.5(b)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999).

| | |
|---|---|
| 10.2(c)* | Amendment to Employment Agreement and Non Qualified Stock Option Agreements of Richard P. Herpich dated February 18, 1997 (incorporated by reference to Exhibit 10.5(c)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999). |
| 10.2(d)* | Amendment to Employment Agreement and Non Qualified Stock Option Agreements of Richard P. Herpich dated December 30, 1997 (incorporated by reference to Exhibit 10.5(d)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999). |
| 10.2(e)* | Amendment to Employment Agreement and Non Qualified Stock Option Agreements of Richard P. Herpich dated December 15, 1998 (incorporated by reference to Exhibit 10.5(e)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999). |
| 10.2(f)* | Amendment to Employment Agreement of Richard P. Herpich dated January 4, 2000 (incorporated by reference to Exhibit 10.5(f) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1999 filed on March 28, 2000). |
| 10.2(g)* | Amendment to Employment Agreement of Richard P. Herpich dated December 21, 2000 (incorporated by reference to Exhibit 10.5(g) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2000 filed on March 27, 2001). |
| 10.2(h)* | Amendment to Employment Agreement of Richard P. Herpich dated December 20, 2001 (incorporated by reference to Exhibit 10.5(h) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2001 filed on March 29, 2002). |
| 10.2(i)* | Amendment to Employment Agreement of Richard P. Herpich dated May 13, 2002 (incorporated by reference to Exhibit 10.5(i) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.2(j)* | Amendment to Employment Agreement of Richard P. Herpich dated July 8, 2002 (incorporated by reference to Exhibit 10.5(g) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.2(k)* | Amendment to Employment Agreement of Richard P. Herpich dated January 14, 2005 (incorporated by reference to Exhibit 10.5(k) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2004 filed on March 15, 2005). |
| 10.2(l)* | Amendment to Employment Agreement of Richard P. Herpich dated January 18, 2007 (incorporated by reference to Exhibit 10.3 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended March 31, 2007 filed on May 10, 2007). |
| 10.2(m)* | Amendment to Employment Agreement of Richard P. Herpich dated as of December 23, 2008 (incorporated by reference to Exhibit 10.4 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008). |
| 10.2(n)* | Amendment to Employment Agreement of Richard P. Herpich dated as of December 31, 2009 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on January 7, 2010). |
| 10.3* | Employment Agreement among Alan F. Schultz, Valassis and Valassis Inserts, Inc. dated March 18, 1992 (incorporated by reference to Exhibit 10.17 to Valassis' Registration Statement on Form S-1 (SEC File No. 33-45189) originally filed on January 21, 1992). |

| | |
|---|---|
| 10.3(a)* | Amendment to Employment Agreement among Alan F. Schultz, Valassis and Valassis Inserts, Inc. dated January 3, 1995 (incorporated by reference to Exhibit 10.16(a) to Valassis' Form 10-K (SEC File No. 001-10991) for the transition period of July 1, 1994 to December 31, 1994 filed on March 31, 1995). |
| 10.3(b)* | Amendment to Employment Agreement and Non Qualified Stock Option of Alan F. Schultz dated December 19, 1995 (incorporated by reference to Exhibit 10.16(b) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1995 filed on March 29, 1996). |
| 10.3(c)* | Amendment to Employment Agreement and Non Qualified Stock Option Agreement of Alan F. Schultz dated September 15, 1998 (incorporated by reference to Exhibit 10.16(c) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 1998 filed on November 12, 1998). |
| 10.3(d)* | Amendment to Employment Agreement of Alan F. Schultz dated December 16, 1999 (incorporated by reference to Exhibit 10.11(d) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1999 filed on March 28, 2000). |
| 10.3(e)* | Amendment to Employment Agreement of Alan F. Schultz dated March 14, 2001 (incorporated by reference to Exhibit 10.11 (e) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2000 filed on March 27, 2001). |
| 10.3(f)* | Amendment to Employment Agreement of Alan F. Schultz dated December 20, 2001 (incorporated by reference to Exhibit 10.11(f) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2001 filed on March 29, 2002). |
| 10.3(g)* | Amendment to Employment Agreement of Alan F. Schultz dated June 26, 2002 (incorporated by reference to Exhibit 10.11(g) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.3(h)* | Amendment to Employment Agreement of Alan F. Schultz dated December 21, 2004 (incorporated by reference to Exhibit 10.11(h) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2004 filed on March 15, 2005). |
| 10.3(i)* | Amendment to Employment Agreement of Alan F. Schultz dated December 21, 2007 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 28, 2007). |
| 10.3(j)* | Amendment to Employment Agreement of Alan F. Schultz dated May 12, 2008 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on May 13, 2008). |
| 10.3(k)* | Amendment to Employment Agreement of Alan F. Schultz dated December 23, 2008 (incorporated by reference to Exhibit 10.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008). |
| 10.4* | Employment Agreement dated September 28, 2009, between Brian J. Husselbee, NCH Marketing Services, Inc. and Valassis (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on September 30, 2009). |
| 10.4(a)* | Amendment to Employment Agreement of Brian J. Husselbee dated December 31, 2009 (incorporated by reference to Exhibit 10.3 to Valassis' From 8-K (SEC File No. 001-10991) filed on January 7, 2010). |
| 10.5 | Lease for New Headquarters Building (incorporated by reference to Exhibit 10.21 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 1996 filed on August 14, 1996). |

| | |
|---|---|
| 10.6* | Employee Stock Purchase Plan (incorporated by reference to Exhibit C to Valassis' Proxy Statement (SEC File No. 001-10991) filed on April 25, 1996). |
| 10.7* | Valassis Communications, Inc. Amended and Restated 1992 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999). |
| 10.8* | Employment Agreement dated March 18, 1992, between William F. Hogg, Jr. and Valassis (incorporated by reference to Exhibit 10.23 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.8(a)* | Amendment to Employment Agreement of William F. Hogg, Jr. dated December 22, 1995 (incorporated by reference to Exhibit 10.23(a) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.8(b)* | Amendment to Employment Agreement of William F. Hogg, Jr. dated January 20, 1997 (incorporated by reference to Exhibit 10.23(b) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.8(c)* | Amendment to Employment Agreement of William F. Hogg, Jr. dated December 23, 1998 (incorporated by reference to Exhibit 10.23(c) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.8(d)* | Amendment to Employment Agreement of William F. Hogg, Jr. dated January 5, 2001 (incorporated by reference to Exhibit 10.23(d) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.8(e)* | Amendment to Employment Agreement of William F. Hogg, Jr. dated January 11, 2002 (incorporated by reference to Exhibit 10.23(e) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.8(f)* | Amendment to Employment Agreement of William F. Hogg, Jr. dated July 8, 2002 (incorporated by reference to Exhibit 10.23(f) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.8(g)* | Amendment to Employment Agreement of William F. Hogg, Jr. dated January 10, 2005 (incorporated by reference to Exhibit 10.23(g) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2004 filed on March 15, 2005). |
| 10.8(h)* | Amendment to Employment Agreement of William F. Hogg, Jr. dated January 17, 2006 (incorporated by reference to Exhibit 10.23(h) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2005 filed on March 14, 2006). |
| 10.8(i)* | Amendment to Employment Agreement of William F. Hogg, Jr. dated as of May 24, 2007 (incorporated by reference to Exhibit 10.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on May 25, 2007). |
| 10.8(j)* | Amendment to Employment Agreement of William F. Hogg, Jr. dated December 23, 2008 (incorporated by reference to Exhibit 10.5 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008). |
| 10.8(k)* | Amendment to Employment Agreement of William F. Hogg, Jr. dated December 31, 2009 (incorporated by reference to Exhibit 10.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on January 7, 2010). |

| | |
|---|---|
| 10.9* | Valassis Communications, Inc. Supplemental Benefit Plan dated September 15, 1998 (incorporated by reference to Exhibit 10.24 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.9(a)* | First Amendment to Valassis Communications, Inc. Supplemental Benefit Plan dated June 25, 2002 (incorporated by reference to Exhibit 10.24(a) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.9(b)* | Second Amendment to Valassis Communications, Inc. Supplemental Benefit Plan dated December 23, 2008 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008). |
| 10.10* | Valassis Communications, Inc. 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit A to Valassis' Proxy Statement (SEC File No. 001-10991) filed on April 15, 2002). |
| 10.11* | Valassis Communications, Inc. Broad-Based Incentive Plan (incorporated by reference to Exhibit 10.27 to Valassis' Form 10-K (SEC File No. 001 10991) for the year ended December 31, 2002 filed on March 25, 2003). |
| 10.12* | Valassis Communications, Inc. 2005 Executive Restricted Stock Plan (incorporated by reference to Exhibit C to Valassis' Proxy Statement (SEC File No. 001-10991) filed on April 5, 2005). |
| 10.13* | Valassis Communications, Inc. 2005 Employee and Director Restricted Stock Award Plan (incorporated by reference to Exhibit D to Valassis' Proxy Statement (SEC File No. 001-10991) filed on April 5, 2005). |
| 10.14 | Letter Agreement between Valassis and ADVO, Inc. (incorporated by reference to Exhibit 2.2 to Valassis' Form 8-K (SEC File No. 001- 10991) filed on July 10, 2006). |
| 10.15 | Credit Agreement, dated as of March 2, 2007, by and among Valassis, Bear, Stearns & Co. Inc. and Banc of America Securities LLC, as joint bookrunner and joint lead arranger, Bank of America, N.A., as syndication agent, The Royal Bank of Scotland PLC, as co-documentation agent, JPMorgan Chase Bank, N.A., as co-documentation agent, General Electric Capital Corporation, as co-documentation agent, Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent, and a syndicate of lenders (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007). |
| 10.16 | First Amendment to Credit Agreement, dated as of January 22, 2009, by and among Valassis Communications, Inc., the several lenders parties thereto, and Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on January 27, 2009). |
| 10.17 | Guarantee, Security and Collateral Agency Agreement, dated as of March 2, 2007, by and among Valassis and certain of its restricted domestic subsidiaries signatory thereto, as grantors, in favor of Bear Stearns Corporate Lending Inc., in its capacity as collateral agent for the benefit of the secured parties thereunder (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007). |
| 10.18* | ADVO, Inc. 2006 Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to Valassis' Registration Statement on Form S-8 (SEC File No. 333-142661) filed on May 7, 2007). |
| 10.19 | Agreement for Information Technology Services, dated April 1, 2005 between ADVO, Inc. and International Business Machine ("IBM") (incorporated by reference to Exhibit 10(a) to ADVO's Form 10-Q (SEC File No. 001-11720) for the quarter ended March 26, 2005 filed on May 5, 2005). |

| | |
|---|---|
| 10.20 | Agreement for NetWorkStation Management Services, dated April 1, 2005 between ADVO, Inc. and IBM (incorporated by reference to Exhibit 10(c) to ADVO's Form 10-Q (SEC File No. 001-11720) for the quarter ended March 26, 2005 filed on May 5, 2005). |
| 10.21 | Assignment Agreement among IBM, ADVO, Inc. and Valassis (incorporated by reference to Exhibit 10.2 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 2008 filed on November 10, 2008). |
| 10.22 | Valassis' Summary of Non-Employee Director Compensation |
| 10.23 | Purchase and Sale Agreement, dated March 19, 2008, between Valassis Direct Mail, Inc. and Siro II, LLC, as amended (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on June 24, 2008). |
| 10.24 | One Targeting Centre Lease, dated June 19, 2008, by and between 1 Targeting Centre LLC, Smith CT 3, LLC, Smith CT 4, LLC and Valassis Direct Mail, Inc. (incorporated by reference to Exhibit 10.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on June 24, 2008). |
| 10.25 | 235 Great Pond Lease, dated June 19, 2008, by and between 235 Great Pond, LLC, Smith CT 7, LLC, Smith CT 8, LLC and Valassis Direct Mail, Inc. (incorporated by reference to Exhibit 10.3 to Valassis' Form 8-K (SEC File No. 001-10991) filed on June 24, 2008). |
| 10.26* | Valassis Communications, Inc. 2008 Senior Executives Semi-Annual Bonus Plan (incorporated by reference to Exhibit C to Valassis' Proxy Statement (SEC File No. 001-10991) filed on March 20, 2008). |
| 10.27* | Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit D to Valassis' Proxy Statement (SEC File No. 001-10991) filed on March 20, 2008). |
| 10.28* | Amended Form of Non-Qualified Stock Option Agreement for Executive Officers and Directors under the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to Valassis' Form 8-K (SEC File No. 333- 152026) filed on January 7, 2010). |
| 10.29* | Form of Restricted Stock Agreement for Executive Officers and Directors under the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 99.2 to Valassis' Registration Statement on Form S-8 (SEC File No. 333-152026) filed on June 30, 2008). |
| 10.30 | Settlement Agreement and Release, dated as of February 4, 2010, between Valassis Communications, Inc. and News America Incorporated (a/k/a News America Marketing Group), News America Marketing FSI, LLC (successor in interest to News America Marketing FSI, Inc.) and News America Marketing In-Store Services, LLC (successor in interest to News America Marketing In-Store Services, Inc.) (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on February 8, 2010). |

| | |
|---|---|
| 12.1 | Statements of Computation of Ratios. |
| 21.1 | Subsidiaries of Valassis Communications, Inc. |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Section 302 Certification from Alan F. Schultz. |
| 31.2 | Section 302 Certification from Robert L. Recchia. |
| 32.1 | Section 906 Certification from Alan F. Schultz. |
| 32.2 | Section 906 Certification from Robert L. Recchia. |

*Constitutes a management contract or compensatory plan or arrangement.

**EXHIBIT 10.22**

# VALASSIS COMMUNICATIONS, INC.
# SUMMARY OF NON-EMPLOYEE DIRECTOR COMPENSATION

On December 7, 2009, the Board of Directors (the "Board") of Valassis Communications, Inc. (the "Corporation"), on recommendation of the Compensation/Stock Option Committee, approved the compensation program described below to compensate non-employee directors for service on the Board and its committees. The compensation program described below became effective January 1, 2010 and replaced the compensation program previously in effect.

The Corporation's non-employee directors are entitled to receive the following fees in connection with their participation on the Board and related Board committees: (i) an annual cash retainer fee of $49,500; (ii) an annual award of 3,000 shares of restricted stock of the Corporation pursuant to the Corporation's 2008 Omnibus Incentive Compensation Plan that becomes fully vested one year from the date of grant; (iii) $2,500 per Board meeting attended in person and $1,300 per Board meeting attended by telephone; and (iv) $1,300 per Board committee meeting attended in person and $650 per Board committee meeting attended by telephone.

The annual cash retainer and annual award of restricted stock are paid quarterly to the non-employee directors. The Board committee attendance fees are payable only if the committee meeting is not scheduled in conjunction with (just before or after) a Board meeting and telephonic meeting fees are paid on a pro-rated basis if a non-employee director does not participate via telephone for the entire meeting.

In addition, each year, the Corporation's non-employee directors are eligible to receive non-qualified stock options to purchase an aggregate of 10,000 shares of the Corporation's common stock pursuant to the Corporation's 2008 Omnibus Incentive Compensation Plan (or such other plan applicable to the Corporation's non-employee directors in effect from time to time). These options are granted in two semi-annual installments consisting of 5,000 stock options on April 1 and October 1 of each year, have an exercise price equal to the fair market value (as defined in the Corporation's applicable stock option plan) of the Corporation's common stock on the date of grant and become fully vested one year from the date of grant, with the same terms and conditions as the Corporation's standard non-qualified stock option agreement for non-employee directors.

**EXHIBIT 12.1**

| (in thousands of U.S. dollars) | Year Ended December 31, 2009 | 2008 (1) | 2007 (1) | 2006 (1) | 2005 (1) |
|---|---|---|---|---|---|
| Fixed charges: | | | | | |
| Interest expense | $87,041 | $98,903 | $93,779 | $19,862 (3) | $19,791 |
| Portion of rent expense representative of interest | 9,513 | 10,419 | 8,967 | 2,900 | 2,900 |
| Total fixed charges | $96,554 | $109,322 | $102,746 | $22,762 | $22,691 |
| Earnings (Loss): | | | | | |
| Income (loss) from continuing operations before tax | $110,943 | $(215,837) | $79,996 | $74,674 | $137,361 |
| Fixed charges per above | 96,554 | 109,322 | 102,746 | 22,762 | 22,691 |
| Total earnings (loss) | $207,497 | $(106,515) | $182,742 | $97,436 | $160,052 |
| Ratio of earnings to fixed charges | 2.15 | (2) | 1.78 | 4.28 | 7.05 |

(1) Effective January 1, 2009, we adopted the provisions of authoritative guidance issued by Financial Accounting Standards Board (the "FASB") (formerly FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"), which requires issuers of convertible debt to separately account for the liability and equity components of such instruments in a manner that will reflect the issuer's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The adoption required retrospective application and is effective for our Senior Secured Convertible Notes due 2003, or 2003 Secured Notes. There is no impact to 2009 as the 2033 Secured Notes were substantially repurchased in May 2008. The ratio of earnings to fixed charges was retrospectively adjusted for previously reported amounts by increasing interest expense and reducing income (loss) from continuing operations before tax by $3.3 million for 2008, and by $8.9 million for 2007, 2006 and 2005.

(2) Earnings for the twelve month period ended December 31, 2008 were inadequate to cover fixed charges. Additional earnings of $215.8 million would have been necessary for 2008 to bring the respective ratios to 1.0.

(3) Excludes $13,751 of interest expense for premiums and losses on swap and swaption contracts. These contracts are unrelated to our indebtedness.

EXHIBIT 21.1

Subsidiaries of Valassis Communications, Inc.

| Subsidiary Legal Name | Name Under Which Business is Conducted | State or Country of Incorporation |
|---|---|---|
| Valassis Manufacturing Company | Valassis Manufacturing Company | Delaware |
| Valassis Sales and Marketing Services, Inc. | Valassis Sales and Marketing | Delaware |
| NCH Marketing Services, Inc. | NCH | Delaware |
| Promotion Watch, Inc. | Promotion Watch | Delaware |
| Valassis Relationship Marketing Systems, LLC | VRMS | Delaware |
| Valassis Data Management, Inc. | Valassis 1 to 1 Solutions | Delaware |
| Valassis of Canada Co. | Valassis of Canada | Canada |
| VCI Fulfillment Group | VCI Fulfillment | Mexico |
| Valassis Direct Mail, Inc. | Valassis Direct Mail | Delaware |
| Valassis In-Store Solutions, Inc. | Valassis In-Store Solutions | Delaware |
| Perimeter Marketing Company | RedPlum Perimeter Marketing | Delaware |

This list excludes eighteen subsidiary companies of which eight are domestic and ten are foreign.

**EXHIBIT 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference to our reports dated March 5, 2010, relating to the financial statements and financial statement schedule of Valassis Communications, Inc. and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for convertible debt instruments that may be settled in cash upon conversion) and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2009, in the following Registration Statements:

| Form | Registration No. |
|---|---|
| Form S-8 | 33-59760 |
| Form S-8 | 333-00022 |
| Form S-8 | 333-00024 |
| Form S-8 | 333-50466 |
| Form S-8 | 333-52919 |
| Form S-8 | 333-74263 |
| Form S-8 | 333-87162 |
| Form S-8 | 333-104072 |
| Form S-8 | 333-128158 |
| Form S-8 | 333-142661 |
| Form S-8 | 333-152026 |
| Form S-3 | 333-107787 |

/s/Deloitte & Touche LLP

Detroit, Michigan
March 5, 2010

**EXHIBIT 31.1**

I, Alan F. Schultz, certify that:

1. I have reviewed this annual report on Form 10-K of Valassis Communications, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2010

/S/ ALAN F. SCHULTZ

**Alan F. Schultz**

**Chief Executive Officer**

**EXHIBIT 31.2**

I, Robert L. Recchia, certify that:

1. I have reviewed this annual report on Form 10-K of Valassis Communications, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2010

/S/ ROBERT L. RECCHIA

**Robert L. Recchia**
**Chief Financial Officer**

**EXHIBIT 32.1**

CERTIFICATION PURSUANT TO
18 U.S.C. 1350
(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Valassis Communications, Inc. (the "Company"), does hereby certify, to the best of his knowledge and belief that:

(1) The Annual Report on Form 10-K for the year ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 8, 2010

/s/Alan F. Schultz
Alan F. Schultz
Chief Executive Officer

The foregoing certification is being furnished to the Securities and Exchange Commission as an exhibit to the Form 10-K and shall not be considered filed at part of the Form 10-K.

**EXHIBIT 32.2**

CERTIFICATION PURSUANT TO
18 U.S.C. 1350
(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Valassis Communications, Inc. (the "Company"), does hereby certify, to the best of his knowledge and belief that:

(1) The Annual Report on Form 10-K for the year ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 8, 2010

/s/ Robert L. Recchia
Robert L. Recchia
Chief Financial Officer

The foregoing certification is being furnished to the Securities and Exchange Commission as an exhibit to the Form 10-K and shall not be considered filed at part of the Form 10-K.

## Stock Performance Graph

The following performance graph shows our annual cumulative total stockholder return on our common stock for the five full years ending December 31, 2005, 2006, 2007, 2008 and 2009 respectively, based on an assumed investment of $100. The graph compares our performance with that of the Standard & Poor's S&P 500 Stock Index and a peer group consisting of R.R. Donnelley & Sons, Interpublic Group of Companies, Acxiom Corporation and Harte-Hanks, Inc.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
(Dividends Reinvested)


$150
$100
$50
$0
2004
2005
2006
2007
2008
2009
Valassis Comunications, Inc.
S&P 500 Index
Peer Group

| | Base Period | Years Ending | | | | |
|---|---|---|---|---|---|---|
| **Company Name / Index** | **2004** | **2005** | **2006** | **2007** | **2008** | **2009** |
| **Valassis Communications, Inc.** | 100 | 83.03 | 41.42 | 33.39 | 3.77 | 52.16 |
| **S&P 500 Index** | 100 | 104.91 | 121.48 | 128.16 | 80.74 | 102.11 |
| **Peer Group** | 100 | 89.89 | 101.47 | 83.94 | 35.94 | 64.30 |

(December fiscal year basis)

The stock price performance graph and related chart shall not be deemed to be incorporated by reference by any general statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

(This page intentionally left blank)

VALASSIS WORLD HEADQUARTERS
19975 Victor Parkway, Livonia, MI 48152
(734) 591-3000
www.valassis.com | www.redplum.com

U.S. LOCATIONS
Auburn, **Washington** | Aurora, **Colorado** | Austell, **Georgia** | Belleville, **Michigan** | Brentwood, **Tennessee** | Burlington, **Massachusetts** | Calexico, **California** | Charlotte, **North Carolina** | Cincinnati, **Ohio** | Columbia, **Maryland** | Commerce, **California** Costa Mesa, **California** | Dallas, **Texas** Deerfield, **Illinois** | Deer Park, **Texas** | Durham, **North Carolina** | East Taunton, **Massachusetts** Edison, **New Jersey** | El Paso, **Texas** | Encino, **California** | Evansville, **Indiana** | Florence, **Kentucky** | Folcroft, **Pennsylvania** | Houston, **Texas** Independence, **Ohio** | King of Prussia, **Pennsylvania** | Las Vegas, **Nevada** | Livonia, **Michigan** | Louisville, **Kentucky** | Miami Lakes, **Florida** | Milwaukee, **Wisconsin** | Newark, **California** | Newark, **Delaware** |Oakbrook Terrace, **Illinois** | Orlando, **Florida** | Phoenix, **Arizona** | Pittsburgh, **Pennsylvania** | Richmond, **Virginia** | Sacramento, **California** | Salt Lake City, **Utah** | San Diego, **California** | Shelton, **Connecticut** St. Louis, **Missouri** | Sunrise, **Florida** | Tampa, **Florida** | Tigard, **Oregon** | Wichita, **Kansas** Windsor, **Connecticut** | Worthington, **Ohio**

INTERNATIONAL LOCATIONS
Aranjuez, **Spain** | Bialogard, **Poland** | Corby, **England** | Delicias, **Mexico** | Hamburg, **Germany** Juarez, **Mexico** | Mexicali, **Mexico** | Milan, **Italy** Nuevo Laredo, **Mexico** | Toronto, **Canada**

INDEPENDENT AUDITORS
Deloitte & Touche LLP

CORPORATE GOVERNANCE
Valassis remains committed to the high standards of corporate governance. Our corporate governance guidelines, code of business conduct and ethics and detailed information about our board committees and charters are available on the "Investors" section of www.valassis.com.

BOARD OF DIRECTORS

**Joseph B. Anderson Jr.** (G, chairperson)
Chairman and CEO,
TAG Holdings, LLC, Troy, Michigan

**Patrick F. Brennan** (C, chairperson)
Retired President and CEO, Consolidated Papers, Inc.

**Kenneth V. Darish** (A)
Former CFO, BBDO Windsor, an Omnicom company

**Dr. Walter H. Ku, Ph.D** (G) (C)
Professor of Electrical and Computer Engineering, University of California, San Diego

**Robert L. Recchia** (E)
Valassis Executive Vice President, Treasurer and CFO

**Marcella A. Sampson** (G) (C)
Retired Dean of Students and Director of Career Services, Central State University, Ohio

**Alan F. Schultz** (E)
Valassis Chairman of the Board, President and CEO

**Wallace S. Snyder** (A, chairperson)
Retired President and CEO,
American Advertising Federation

**Ambassador Faith Whittlesey** (E, A)
Chairman Emeritus, American Swiss Foundation, New York; President, Maybrook Associates, Inc.

Board Committees
A – Audit
C – Compensation/Stock Option
E – Executive
G – Corporate Governance/Nominating

EXECUTIVE OFFICERS

**Alan F. Schultz**
Chairman of the Board, President and CEO

**Richard P. Herpich**
Executive Vice President, Sales & Marketing
Valassis Sales & Marketing Services, Inc.

**William F. Hogg, Jr.**
Executive Vice President,
Manufacturing & Client Services
Valassis Manufacturing Company

**Brian J. Husselbee**
President and CEO
NCH Marketing Services, Inc.

**Robert L. Recchia**
Executive Vice President, Treasurer and CFO

OTHER OFFICERS

**Suzanne C. Brown**
Chief Marketing Officer
Valassis Sales & Marketing Services, Inc.

**John A. Lieblang**
President, Digital Media

**Robert A. Mason**
Chief Sales Officer
Valassis Sales & Marketing Services, Inc.

**Todd L. Wiseley**
General Counsel, Senior Vice President,
Administration and Secretary

2009 Valassis Annual Report
**Prepped and printed using computer-to-plate technology:** Valassis Client Services and Valassis' Anderson Printing Division, Livonia, Michigan
**Coordination:** Cindy Hopman, Valassis Corporate Communications
**Design:** Cindy Carleton, Valassis Creative Services
**Photography:** Dave Budnick, Valassis Business & Technology Solutions
**Contribution:** Dawn Northrup and Katie Kramer, Valassis

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Certain statements found in this document constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: price competition from our existing competitors; new competitors in any of our businesses; a shift in client preference for different promotional materials, strategies or coupon delivery methods, including, without limitation, as a result of declines in newspaper circulation; an unforeseen increase in paper or postal costs; changes which affect the businesses of our clients and lead to reduced sales promotion spending, including, without limitation, a decrease of marketing budgets which are generally discretionary in nature and easier to reduce in the short-term than other expenses; our substantial indebtedness, and ability to refinance such indebtedness, if necessary, and our ability to incur additional indebtedness, may affect our financial health; the financial condition, including bankruptcies, of our clients, suppliers, senior secured credit facility lenders or other counterparties; our ability to comply with or obtain modifications or waivers of the financial covenants contained in our debt documents; certain covenants in our debt documents could adversely restrict our financial and operating flexibility; ongoing disruptions in the credit markets that make it difficult for companies to secure financing; fluctuations in the amount, timing, pages, weight and kinds of advertising pieces from period to period, due to a change in our clients' promotional needs, inventories and other factors; our failure to attract and retain qualified personnel may affect our business and results of operations; a rise in interest rates could increase our borrowing costs; we may be required to recognize additional impairment charges against goodwill and intangible assets in the future; court approval of the settlement agreement among the parties to the pending ADVO securities class action lawsuit; possible governmental regulation or litigation affecting aspects of our business; the credit and liquidity crisis in the financial markets could continue to affect our results of operations and financial condition; uncertainty in the application and interpretation of applicable state sales tax laws may expose us to additional sales tax liability; and general economic conditions, whether nationally, internationally, or in the market areas in which we conduct our business, including the adverse impact of the ongoing economic downturn on the marketing expenditures and activities of our clients and prospective clients as well as our vendors, with whom we rely on to provide us with quality materials at the right prices and in a timely manner. These and other risks and uncertainties related to our business are described in greater detail in our filings with the United States Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q and the foregoing information should be read in conjunction with these filings. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

## Valassis Annual Meeting

Thursday, May 6, 2010 at 9 a.m. (EDT)
Valassis World Headquarters,
19975 Victor Parkway, Livonia, Michigan 48152

## Shareholder Information

Investor Relations
19975 Victor Parkway, Livonia, MI 48152
(734) 591-7375
NYSE: VCI

## Transfer Agent and Registrar

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FSC



Valassis
19975 Victor Parkway
Livonia, MI 48152
www.valassis.com
www.redplum.com

Valassis